02046359

1-14640-01

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002 7/1/2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

21160724v23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2002

UNIBANCO HOLDINGS S.A.

By: ________________________
ISRAEL VAINBOIM
Diretor Presidente

By: ________________________
MAURO AGONILHA
Diretor

UNIBANCO

ANNUAL REPORT 2001

Walther Moreira Salles
(1912-2001)

The life and work of Unibanco's founder, who successfully combined his banking career with a commitment to serve his country — as Ambassador, Finance Minister and President of the Instituto Moreira Salles, an organization dedicated to Brazilian culture.

Politics, the act of working for the common good, twice came close to recruiting the founder of Unibanco, Walther Moreira Salles, who died aged 88 on February 27, 2001, at his Petrópolis home in Rio de Janeiro. In 1947, he was invited to run for the Brazilian Senate. Nine years later he was again asked to run, this time as Governor of Minas Gerais state, a position made vacant after Juscelino Kubitschek left to pursue a successful presidential bid. Walther refused both invitations. Years later he explained why: "Before taking any important decision in my life, I have always put the bank first".

Politics, in the sense of holding elected office, never interfered with the 60 years he dedicated to the bank — beginning in 1931 when he helped in his father's small banking house, until 1991 when he stepped down as Chairman of the Board. Walther was no less committed to the common good however, and never allowed his dedication to business to outweigh his sense of public service.

Walther Moreira Salles was born in Pouso Alegre, Minas Gerais, on May 28, 1912. The eldest child of João Moreira Salles and Lucrécia de Alcântara, he was followed by his sister Elza (1913), and his brothers Hélio (1916) and José Carlos (1922). Until he was eight, he lived with his grandparents and his maternal uncle, Dráusio Vilhena de Alcântara. A judge and highly respected citizen of Pouso Alegre, Dráusio would often take his nephew on walks around the town, talking about law and filling the boy with pride. It was no surprise to the family when Walther entered São Paulo's Largo São Francisco Law School in 1932, graduating in 1936.

While studying law, he frequently traveled to Poços de Caldas, where his father's store, which had been providing customer loans since 1924, would officially become a banking house in 1931. Accustomed early on to helping out in the family firm — tidying shelves, sweeping floors and serving customers — the young law student spent his holidays working at the cash register. His father noted his interest in the firm and made him a partner in 1933, thus beginning a successful career in banking.

While Walther's father was a man of many interests, he devoted most of his attention to coffee growing, with his eldest son at his side. He was soon to purchase coffee estates in the states of São Paulo and Paraná, where the subdivision of a family property was later to give rise to a town called Moreira Salles.

In 1939 Walther Moreira Salles visited the United States for the first time. He was then a director of Companhia Brasileira de Café, of which his father was chairman. After visiting coffee importers in New York and Chicago, he traveled down the Mississippi to New Orleans. On the way he set up a network of contacts that enabled him to become a representative of Caterpillar - then the world's leading tractor maker – in the states of Rio de Janeiro, Minas Gerais and Goiás. In 1940, the banking house founded by his father was granted a bank charter, with Walther as its managing director. Although his father João was the president, the process of transforming Casa Bancária Moreira Salles into a fully-fledged banking institution was engineered and led by Walther himself.

Convinced that the business would expand only by joining forces with other local banks, Walther went to see one of his major competitors, Pedro di Perna, president of Casa Bancária de Botelhos in São José dos Botelhos, a small town not far from Poços de Caldas. They had similar interests, he argued, and stood a far better chance of growing in partnership than if they remained separate.

At about the same time in Machado, a coffee town some 50 miles from Botelhos and almost the same distance from Poços de Caldas, Banco Machadense was looking for a managing director. It had been founded in 1921, the same year as Casa Bancária de Botelhos, by a group of planters who ultimately had other priorities. Pedro di Perna (an Italian who arrived in Brazil at the age of nine months, became a naturalized Brazilian in 1943 and worked with Walther until his death in 1982) made initial contact with Banco Machadense. At a ceremony held on May 4, 1940 at the offices of Banco Machadense, all three institutions merged to form Banco Moreira Salles. The new name was suggested by Oscar de Paiva Westin, president of Banco Machadense, saying: "It's a name of the highest standing and of exceptional creditworthiness".

The new bank set up its head offices in Poços de Caldas, occupying the two-story building that formerly housed the retail business set up by Walther's father. This merger was the first of several that would one day give birth to Unibanco. The branch offices of Casa Bancária de Botelhos and Banco Machadense became branches of Banco Moreira Salles, and at the new bank's very first shareholders' meeting Walther proposed that its bylaws specify the possibility of "opening branches in Brazil's capital and in state capitals", whenever deemed convenient by senior management.

In 1948 Walther first entered public service – as a banker – when he was appointed director of Banco do Brasil's lending department.

The next decade was an extraordinary period in Walther's life. In 1950, his firm completed its largest transaction to-date, purchasing the Fazenda Bodoquena farm in what is now the state of Mato Grosso do Sul. Later, in 1956, he would invite Nelson Rockefeller and other international investors into the venture.

He returned to public service in 1951, accepting an invitation from Finance Minister Horácio Lafer to head an embryonic central bank called the Superintendency of Currency & Credit (Sumoc). In this post, he created an Inspectorate of Banks and attended the annual meetings of the International Monetary Fund and the International Bank for Reconstruction and Development. Moreover, as economic advisor to Foreign Minister João Neves da Fontoura, he took part in the Brazilian delegation to Washington for the IV Organization of American States (OAS) Consultative Meeting of Foreign Ministers.

Meanwhile, his business activities continued and that same year he acquired Brazilian Warrant, a British agribusiness firm then in possession of the single largest coffee-growing area in Brazil (located in São Paulo state). This entity was later to serve as the holding company for the group's non-financial subsidiaries, under the name Brasil Warrant.

In May 1952, Walther took the public office for which he became best known, accepting an invitation from President Getúlio Vargas to be Brazilian Ambassador to the United States. He served until August 1953, but returned to Washington in June 1959 under President Juscelino Kubitschek, who had broken off talks with the IMF and was concerned about Brazil's relations with the United States. Speaking about the delicate situation, the President asked "Can't you go up there and straighten things out?" A few weeks later Walther was made Ambassador to the U.S. a second time, remaining until 1960. Shortly thereafter, when Jânio Quadros became President, Walther again returned to Washington on a special mission to renegotiate Brazil's foreign debt with the U.S. government.

On his return home, Walther's commitment to public service continued. In September 1961, he was appointed Finance Minister under Tancredo Neves, who had just been made Prime Minister after Congress adopted a parliamentary system of government to solve a crisis triggered by the sudden resignation of President Quadros. This move enabled Vice President João Goulart to be sworn in as President. Goulart himself chose Walther for the finance ministry. In June 1962 Tancredo Neves resigned together with his entire cabinet. New Prime Minister Brochado da Rocha reappointed Walther, who remained at the ministry until September 1962.

Subsequently turning all his attention to his private business activities, in 1966 he created the investment bank Banco de Investimento do Brasil (BIB) in partnership with Deltec (an affiliate of Deltec Banking Corp.), Light & Power, and the Azevedo Antunes Group. In 1967, BIB was reinforced by International Basic Economic Corporation (IBEC), an arm of the Rockefeller Group. Like Deltec, IBEC was also active in the Brazilian securities market. BIB, where many of the people who went on to work most closely with Walther over the years started out, eventually absorbed Deltec and IBEC, and was to partner with such major institutions as Commerzbank AG, Crédit Suisse, The Dai-Ichi Kangyo Bank, Philadelphia International Investment Corporation, Harris Bankcorp Inc., White Weld, and later, Security Pacific National Bank.

In 1967 Walther took a decisive step in the history of his financial institution, acquiring Banco Agrícola Mercantil (Agrimer), based in Porto Alegre, in Rio Grande do Sul state. On merging with Agrimer, Banco Moreira Salles changed its name to União de Bancos Brasileiros (UBB), with head offices in Rio de Janeiro (transferring to São Paulo in 1983). The Agrimer merger was the bank's first large-scale operation, and despite its complexity, was completed before the 1967 introduction of government incentives for bank mergers, and possibly contributed to forming this policy.

The group was also active in other industries during this period. In 1966, for example, it set up the mining company Companhia Brasileira de Metalurgia e Mineração (CBMM), still one of the group's largest non-financial operations.

Walther's father, João Moreira Salles, died on March 2, 1968, leaving Walther in charge of UBB's management. Two years later he led the group's second large-scale merger, absorbing Banco Predial do Estado do Rio de Janeiro. While BIB had represented a leap forward in sophistication, the Predial merger enabled the group to extend its reach to the retail public. In 1975, Walther again changed the institution's name. On the basis of studies by UBB's marketing department, União de Bancos Brasileiros became Unibanco on April 25. Unibanco became a universal bank in 1989, and while the BIB investment bank disappeared as an autonomous entity, the valuable partnerships Walther forged with foreign institutions continued.

Throughout the time he led Unibanco, overseeing mergers and acquisitions, fostering automation, and introducing new administrative methods, Walther continued to imprint his unmistakable business style in pursuit of excellence.

He was modest about his achievements. While acknowledging his talent for choosing the best people, he attributed the many successes of his career to them rather than to himself. In fact, many of his handpicked Unibanco executives were later invited to perform important public roles as ambassadors, directors and governors of the Central Bank, and as senior officials of the Federal government.

Whether in the public or private sector though, his long and successful career was always directed by his clear understanding of national and international affairs, his business sense, and his faith in Brazil and its people.

In 1991 Ambassador Walther Moreira Salles stepped down as Chairman of the Board to become Unibanco's Honorary President. His last great public service gesture, albeit still acting in an entrepreneurial capacity, came on April 19, 1991, when he founded the Instituto Moreira Salles, a not-for-profit organization fostering Brazilian culture and preservation of its history.

"We are people serving people. Regardless of a bank's technological prowess, at the end of any electronic transaction what remains, nonetheless, is the simple, irrefutable fact, of people serving people."

AMBASSADOR WALTHER MOREIRA SALLES




PENSE

2001: TEN YEARS OF UNIBANCO 30 HOURS AND UNIBANCO ECOLOGY

Throughout its history, Unibanco has combined technological progress and social responsibility, becoming an innovative pioneer in each of them. In 2001 two such initiatives celebrated ten years of success: Unibanco 30 Hours and the Unibanco Ecology program, both of which provide accompanying artwork for this annual report.

Unibanco 30 Hours — six hours at the branch and 24 hours anywhere — introduced round the clock telephone service to the Brazilian financial system in 1991. Initially known as Telephone 30 Hours, it proved to be a marketing and technological revolution. Unibanco was the first Brazilian bank with a 300-line call center, which received 120,000 calls in its first month alone, and three times that amount a year later. In 1992 Unibanco launched the pioneering Micro 30 Hours home banking service running in Microsoft Windows system, allowing PC owners to install the program and register without technical assistance. That same year the first 30 Hours Branch self-service banking facilities were opened, while the bank's website went on-air three years later. Today, Unibanco 30 Hours is also available via fax, mobile phone, pager and palmtop. One thousand specially trained customer service representatives provide everything from investment advice to pre-approved loans. In its first ten years, Unibanco 30 Hours has performed impressively, remaining on air for 300 million seconds, handling 500 million phone calls and executing 1.0 billion transactions by phone.



1991 also saw the creation of Unibanco Ecology, even before government leaders and environmental experts met at the famous Rio'92 Earth Summit. Based on other successful international programs, Unibanco Ecology champions the conservation of nature and builds closer ties with the communities in which the bank operates. The program involves everything from creating nurseries for native seedlings to environmental education and waste recycling, in partnership with local groups and institutions, to develop ideas presented to the bank. To-date Unibanco Ecology has implemented approximately 260 projects in more than 130 municipalities throughout Brazil (see Social Responsibility and Outstanding Projects – Unibanco Ecology).



Viveiro de Mudas Embaixador Moreira Salles
Nurseries for native seedlings
São Paulo, SP (2001)

□ PROFILE

Founded in 1924, Unibanco is the third largest private sector Brazilian bank, and the oldest. It is organized under four main business units:

□ **Retail Bank** – Services individuals in all income segments - except private banking clients - and businesses with annual sales of up to R$25 million. Provides consumer finance through subsidiaries Fininvest and Banco Dibens, and since 2001 through Investcred Unibanco (in partnership with Globex-Ponto Frio), and LuizaCred (in partnership with Magazine Luiza). Issues credit cards through Cartão Unibanco, Fininvest and Credicard.

□ **Wholesale Bank** – Services 3500 corporate clients with annual gross revenues in excess of R$25 million, segmented as Large Corporate and Middle Market, as well as 4700 private banking clients. Operates in the capital markets, structures syndicated loans, advises on mergers, acquisitions and project financing, extends working capital loans, trade finance and investment financing, offers cash management products and provides consulting and brokerage services for domestic and international debt and equity investors.

□ **Insurance Group** – Comprises insurance, pension plans and capitalization, to clients of both Retail and Wholesale Banks, as well as to customers reached through an extensive brokerage network, in a successful joint venture with American International Group (AIG).

□ **Unibanco Asset Management (UAM)** – Provides asset management products and services for Retail, Wholesale, Private and Institutional customers.

□ MISSION

Unibanco's permanent goal is to obtain consistent earnings per share growth of 15% per annum and set an industry standard across the entire spectrum of services offered. Its prime strategic objectives are as follows:

- □ Increase of scale through organic growth and acquisitions;
- □ Comprehensive cost control;
- □ Pursuit of excelence in human resources.

Each business unit also has its own mission statement in line with the Group's (see their respective chapters for strategy and outlook).

Main Rankings

Retail Bank	Wholesale Bank	Insurance Group	UAM
Credit Cards: 1st	Onlendings BNDES: 1st	Corporate Pension Plans: 2nd	Pension Funds Segment: 2nd
Consumer Finance: 1st	Capital Markets Fixed Income: 1st	Extended Warranty: 1st	
In-Store Banking: 1st	Vendor/Compror: 3rd	D&O (Directors and Officers): 1st	


Earnings per 1000 shares
R$
4.38
4.58
5.57
6.02
6.95
1997
1998
1999
2000
2001


Net Income
R$ million
431
454
591
739
972
1997
1998
1999
2000
2001


Total Dividends
R$ million
143
178
229
264
323
1997
1998
1999
2000
2001


Stockholder's Equity
R$ million
2,630
2,906
4,002
5,504
6,072
1997
1998
1999
2000
2001


Total Assets
R$ million
28,139
31,727
36,038
51,496
55,616
1997
1998
1999
2000
2001


Total Loans
R$ million
12,158
14,046
15,811
21,615
25,358
1997
1998
1999
2000
2001


Total Deposits
R$ million
6,449
7,542
9,266
13,350
18,932
1997
1998
1999
2000
2001


Fee Income
R$ million
1,224
1,368
1,449
1,640
2,185
1997
1998
1999
2000
2001

Profitability per share	Unibanco			Unibanco Holdings			Unit		
	per 1000 shares-R$						per 1000 units-R$		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Net income	6.95	6.02	5.57	6.83	5.89	5.50	13.78	11.91	11.07
Dividends and interest on own capital									
Common	2.2169	2.0526	1.9653	2.2319	1.9781	1.9696	-	-	-
Preferred	2.4386	2.2578	2.1618	-	-	-	-	-	-
Preferred Class A	-	-	-	2.4551	2.1759	2.1662	-	-	-
Preferred Class B	-	-	-	2.2319	1.9781	1.9693	-	-	-
Unit	-	-	-	-	-	-	4.6705	4.2359	4.1311
Book value	43.82	39.22	32.59	43.85	39.25	35.76	-	-	-

□ WORLDWIDE LOCATIONS

SÃO PAULO
Av. Eusébio Matoso, 891, 15th floor
05423-901 São Paulo, SP - Brazil
Tel.: (55 11) 3097-1626/1313
Fax: (55 11) 3097-4830/3813-6182
E-mail: investor.relations@unibanco.com.br

NEW YORK REPRESENTATIVE OFFICE
65 East 55th Street, 29th Floor
New York, NY 10022 USA
Tel.: 1-212-832-1700 Fax: 1-212-754-4872
E-mail: william.bethlem@unibanco.com

UNIBANCO SECURITIES INC.
65 East 55th Street, 29th Floor
New York, NY 10022 USA
Tel.: 1-212-832-1700 Fax: 1-212-754-4872
E-mail: william.bethlem@unibanco.com

MIAMI INTERNATIONAL
ADMINISTRATIVE OFFICE
1111 Brickell Avenue, Suite 1125
Miami, FL 33131 USA
Tel.: 1-305-913-4799 Fax: 1-305-913-4101

LONDON REPRESENTATIVE OFFICE
The International Financial Centre
25 Old Broad Street, 2nd Floor
London, EC2N 1HQ, UK
Tel.: 44-20-7877-0120 Fax: 44-20-7877-0119
E-mail: ricardo.franco@unibanco.com

UNIBANCO SECURITIES LIMITED
The International Financial Centre
25 Old Broad Street, 2nd Floor
London, EC2N 1HQ, UK
Tel.: 44-20-7877-0100 Fax: 44-20-7877-0109
E-mail: ricardo.franco@unibanco.com

UNIBANCO - UNIÃO DE BANCOS
BRASILEIROS (LUXEMBOURG) S.A.
35 Boulevard du Prince Henri, 2nd floor
L-1724 Luxembourg, Luxembourg
Tel.: 352-22-5152 Fax: 352-22-5153
E-mail: ana.mendes@unibanco.com.br

INTERBANCO S.A.
Oliva, 349 e/Chile y Alberdi
PO Box 392 - Asunción, Paraguay
Tel.: 595-21-44-8586 Fax: 595-21-44-8587
E-mail: interban@conexion.com.py

NASSAU BRANCH
308 East Bay Street, 3rd floor
Nassau, Bahamas PO Box SS6387
Tel.: 1-242-394-5940 Fax: 1-242-394-8180
E-mail: jose.bouzas@unibanco.com.br

GRAND CAYMAN BRANCH
The Bank of Nova Scotia, Trust Company (Cayman) Ltd.
PO Box 501 Cardinal Avenue - Grand Cayman, Grand Cayman Is.
Tel.: 1-242-394-5940 Fax: 1-242-394-8180
E-mail: jose.bouzas@unibanco.com.br

NATIONAL AND INTERNATIONAL NETWORK


CAYMAN IS.
MIAMI
NEW YORK
NASSAU
LONDON
LUXEMBOURG
ASUNCION
(Paraguay)

BRAZIL/REGIONS
TOTAL BRANCH NETWORK: 1.383

- NORTH: 27
- NORTHEAST: 117
- MID-WEST: 69
- SOUTHEAST: 1.002
- SOUTH: 168

☐ MAIN SUBSIDIARIES AND AFFILIATES



UNIBANCO HOLDINGS
59.203%
UNIBANCO
MAIN SUBSIDIARIES
MAIN AFFILIATES
BANCO1.NET 64.690%
BANDEIRANTES 100.000%
BWU (BLOCKBUSTER) 60.000%
CREDIBANCO (CARTAO UNIBANCO) 98.883%
BANCO DIBENS 51.000%
ESTREL ADM. CORR. SEG. 99.991%
BANCO FININVEST 99.799%
INTERBANCO 99.996%
TRADECOM BRASIL 53.330%
UNIBANCO AIG SEGUROS 49.692%
UNIBANCO AIG PREVIDENCIA 49.692%
UNIBANCO ASSET MANAGEMENT 89.500%
UNIBANCO (CAYMAN) 100.000%
UNIBANCO CIA. DE CAPITALIZACAO 99.968%
UNIBANCO CORRETORA 99.999%
UNIBANCO LEASING 99.999%
UNIBANCO (LUXEMBURGO) 99.999%
UNIBANCO SECURITIES (EUA) 100.000%
UNIBANCO SECURITIES (INGLATERRA) 100.000%
UNICORP BANK & TRUST 75.500%
49.999% AIG BRASIL CIA. SEGUROS
12.500% CIBRASEC
33.333% CREDICARD
25.000% INTERCHANGE
33.333% ORBITALL
31.943% REDECARD
19.045% SERASA
14.785% SURINVEST
21.432% TECNOLOGIA BANCARIA
50.000% UNIBANCO RODOBENS

Note: percentages refer to participation in total capital.

RATINGS

The ratings assigned to Unibanco reflect its financial strength, quality of management and performance in all operating areas. Unibanco is rated by three international (Moody´s, Standard & Poor´s and Fitch Ratings) and three Brazilian (Atlantic Rating, SR Rating and Austin Asis) rating agencies.

	Foreign Currency		Local Currency	
	Global Foreign Currency Ratings		**Global Local Currency Ratings**	
Moody's	Long-term deposits*	B2	Long-term deposits	A2
	Short-term debt*	NP	Short-term deposits	P-2
	Long-term debt*	Ba2	**National Rating**	
	Financial strenght	C	Long-term deposits	Aaa.br
			Short-term deposits	BR-1
Standard & Poor's	BB-/B*		–	
Fitch Ratings	Individual*	C	Short-term deposits	F1+(bra)
	Support*	2T	Long-term deposits	AA(bra)
	International Short-term*	B	–	
	International Long-term*	BB-	–	
Atlantic Rating	–		National Rating	AA+
SR Rating	–		Long-term obligations	A-sr
	–		Short-term obligations	srAA
	–		Corporate governance	8,4
Austin Asis	–		Financial strength	AAA-

* Reflects Brazilian sovereign risk

AWARDS

- Corporate Citizen Award: case "Unibanco – 10 Years of Social Action: Investing in Community and Environmental Education" – ADVB*/SC
- Top Social: cases "Creche Raízes Project" and "10 Years of Ecology Social Action" – ADVB*
- CRM, Customer Relationship Management: leading financial institution in Latin America – Peppers & Rogers Group
- Marketing Best: cases "ContAtiva" and "2001 New Positioning Advertising Campaign" – Madia & Associados
- Top of Marketing: case "ContAtiva" – ADVB*
- Best Analist: Cleomar Parisi, Petrochemical and Gas in Brazil – Investidor Institucional magazine
- "Top 5 Best Brazilian Investor Relations Websites" and "Top 5 Best Latin American Investor Relations Websites" – MZ Consult and Latin Finance Magazine
- Award indication for "Best Latin American Company in Investor Relations in the US Market" – Investor Relations magazine

* ADVB - Brazilian Sales and Marketing Directors Association

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

(IN R$ MILLION)

BALANCE SHEET IN DECEMBER, 31	2001	2000	1999	1998	1997
TOTAL ASSETS	**55.616**	**51.496**	**36.038**	**31.727**	**28.139**
Cash and due from bank	993	528	512	914	381
Interbank investments	4.698	7.137	5.663	5.631	5.872
Marketable securities	15.355	12.932	8.414	5.445	4.695
Interbank accounts	1.602	1.475	1.212	935	1.476
Lending, leasing and other credits portfolio	25.358	21.615	15.811	14.046	12.158
Allowance for lending, leasing and other credits losses	(1.538)	(1.484)	(972)	(893)	(803)
Net loans	**23.820**	**20.131**	**14.839**	**13.153**	**11.355**
Permanent assets	3.564	3.337	1.673	1.617	1.660
Other assets	5.584	5.956	3.725	4.032	2.700
TOTAL LIABILITIES	**55.616**	**51.496**	**36.038**	**31.727**	**28.139**
Deposits	18.932	13.350	9.266	7.542	6.449
Securities sold under repurchase agreements	8.087	10.223	4.210	2.790	3.347
Resources from securities issued	3.297	4.428	4.627	4.502	3.540
Interbank accounts	59	46	45	460	272
Borrowings and onlendings in Brazil – Governamental agencies	9.751	8.163	7.113	5.882	5.734
Technical provisions for insurance, capitalization and retirement plans	2.342	2.101	1.612	1.331	1.060
Other liabilities	6.042	6.752	4.605	5.787	4.658
Minority interest	1.034	929	558	527	449
Stockholder's equity	6.072	5.504	4.002	2.906	2.630

CONSOLIDATED INCOME STATEMENT FOR THE PERIODS YEARS ENDED DECEMBER 31	2001	2000	1999	1998	1997
REVENUE FROM FINANCIAL INTERMEDIATION	**10.175**	**6.718**	**7.824**	**6.559**	**5.626**
Lending and leasing operations	6.825	4.539	5.488	4.238	4.114
Marketable securities	3.111	2.085	2.150	2.058	1.289
Others	239	94	186	263	223
EXPENSES ON FINANCIAL INTERMEDIATION	**(6.439)**	**(4.076)**	**(5.346)**	**(4.174)**	**(3.402)**
Deposits and securities sold	(4.076)	(2.245)	(3.025)	(2.276)	(1.900)
Borrowings and onlendings	(713)	(589)	(923)	(732)	(603)
Provision for lending, leasing and other credits losses	(1.650)	(1.242)	(1.398)	(1.166)	(899)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**3.736**	**2.642**	**2.478**	**2.385**	**2.224**
OTHER OPERATING INCOME (EXPENSES)	**(2.502)**	**(1.879)**	**(1.497)**	**(1.765)**	**(1.684)**
Fees from services rendered	2.185	1.640	1.449	1.368	1.244
Insurance, capitalization and retirement plans premiums	1.766	1.389	1.194	1.383	1.164
Insurance, capitalization and retirement plans expenses	(1.637)	(1.301)	(1.168)	(1.345)	(1.066)
Credit card selling expenses	(173)	(140)	(129)	(110)	(140)
Personnel expenses and other administrative expenses	(3.963)	(3.002)	(2.727)	(2.771)	(2.632)
Financial transaction and other taxes	(585)	(496)	(417)	(312)	(265)
Equity in the results of associated companies	8	3	3	3	15
Other operating income	401	398	712	120	197
Other operating expenses	(504)	(370)	(414)	(101)	(201)
OPERATING INCOME	**1.234**	**763**	**981**	**620**	**540**
Non-operating income (expenses), net	27	406	(84)	106	110
INCOME BEFORE TAXES AND PROFIT SHARING	**1.261**	**1.169**	**897**	**726**	**650**
Income tax and social contribution	(12)	(224)	(113)	(99)	(125)
Profit sharing – management and employees	(170)	(127)	(114)	(94)	(93)
Minority interest	(107)	(79)	(79)	(79)	(1)
NET INCOME	**972**	**739**	**591**	**454**	**431**


UNIBANCO

Unibanco Building
São Paulo, SP

The Brazilian economy and its financial system faced major, and quite often unforeseen, challenges in 2001. The year began with widespread projections of 5.0% GDP growth, 3.5% inflation, a stable exchange rate, vigorously expanding credit and clearly declining interest rates. In just a few months, however, the outlook had deteriorated considerably, and analysts were forecasting impending recession, double-digit inflation, rising interest rates, high unemployment, and an exchange rate well above three *reais* to the dollar. This drastic reversal of expectations was probably the year's defining feature. The reasons were many, but perception certainly tops the list.

Economic difficulties in Argentina, already present at the beginning of the year, gradually developed into a major crisis. By the end of the year, social and political turmoil resulting from the deteriorating economy led to the resignation of President Fernando De la Rúa, along with a moratorium on external debt and the end of the currency convertibility policy. As one of Argentina's major trading partners, Brazil was particularly affected; the international financial community's perception of increased risk in emerging economies weighed heavily on Brazil's day-to-day business activities.

Argentina's problems intensified the ongoing difficulties from a synchronized economic slowdown in the United States, Europe and Asia, which led to a drying up of international capital flows. A good proxy for the erosion of the Brazilian economic scenario was given by the evolution of the *real*, which began the year at R$1.93 to the dollar and reached a peak of R$2.81 in mid-September. Although this substantial devaluation led to one of the largest trade surpluses Brazil had seen in several years, it also had the effect of increasing import prices, which contributed to an acceleration in the rate of inflation well above the 4.0% target set by the government. At the end of 2001, the national consumer price index (IPCA) stood at 7.7% and domestic interest rates remained high in light of the higher prices. The Central Bank left its basic rate (SELIC) unchanged at 19% per annum throughout the second half, while the average rate for the year was 17%.

Other unexpected external events pushed the already slowing major economies on the road to recession, further complicating the picture for Brazil. The tragic terrorist attack on September 11 was another severe blow to consumer confidence. These external shock waves hit Brazil particularly hard, coming as they did on the heels of a domestic electricity-rationing program, which proved to be a major constraint on economic growth in 2001.

This highly turbulent environment did serve, however, to highlight Brazil's sound fundamentals. While the *real* devalued substantially from January to September, it strengthened considerably by year-end, even after Argentina's default. Inflation exceeded the government's target but remained at an acceptable level, far from the difficult years of hyperinflation. Similarly, although interest rates were higher than expected, the basic rate did not exceed 19%, in sharp contrast with previous periods of economic stress when the Central Bank set rates in excess of 40%. This relative stability reflected the strength of Brazil's floating exchange-rate regime introduced in 1999.

In spite of the very challenging economic environment of 2001, Unibanco was able to achieve a record net income of R$972 million, an increase of 31.5% over the previous year. Return on equity was 16.8%, versus 17.5% in 2000, and dividends paid out were R$323.2 million, 22.5% higher than in 2000. At R$6.95, earnings per share grew 15.4%, exceeding management's Balanced Scorecard goal of 15%. At the heart of Unibanco's 2001 earnings growth lies a rapidly increasing scale of operations, the result of a well-executed strategy of organic expansion and carefully-chosen acquisitions and partnerships.

On the organic growth front, Unibanco's retail arm successfully expanded its ContAtiva program. The joint efforts of several areas of the bank led to the opening of 852,000 new checking accounts in 2001, exceeding the target for the year by almost 20%. At this rate, the original objective of attracting 1.8 million new accounts over three years might be reached a full year ahead of schedule.

Organic expansion was also a priority for other areas of the bank. The Wholesale Bank had a very strong year, consolidating its absolute leadership among BNDES onlenders, where volumes expanded by 31%. In addition, Unibanco ended the year as the leading debt house in Brazil, having arranged and underwritten more than R$3.1 billion in 2001, an increase of 45% over the previous year, and a 19% market share according to the National Association of Investment Banks (Anbid).

In Insurance, Pension Plans and Annuities, Unibanco AIG Seguros & Previdência – the company resulting from the 2001 merger of Unibanco Seguros and AIG Brazil – saw its combined net revenues grow 23.8%, for a total of R$2.2 billion.

Unibanco also proved to be very active in the acquisition and partnership fronts in 2001. In August, the bank formed a joint venture with Globex, the holding company for the 350 Ponto Frio retail stores, whereby the chain's consumer finance arm became Investcred Unibanco, a joint company that will provide financial products and services to Ponto Frio's 8.7 million customers. In September, Unibanco entered into a partnership with Magazine Luiza, another retail merchant with stores in the states of São Paulo, Paraná, and Minas Gerais. This partnership will allow Unibanco to provide credit services to the chain's 3.6 million customers. These new joint ventures will greatly increase Unibanco's reach by adding 461 new points of sale to its distribution network, all of them in Brazil's more prosperous regions. At the same time, these partnerships have greatly boosted Unibanco's penetration of levels C and D income classes, the segments with the highest growth potential for the consumption of financial products in the years ahead. Through its three consumer finance brands, Fininvest, Investcred and LuizaCred, Unibanco has now secured access to an active and revolving base of almost eight million customers, a very privileged position from which to offer a set of products and services to an economically active client base who, by and large, does not hold bank accounts.

Thus, with segmentation as the cornerstone of its growth strategy, by the end of 2001 the corporation had direct access to more than 13 million customers. Unibanco will continue, as it did throughout 2001, to focus on growth opportunities offered by a still consolidating market, provided that they do not adversely affect our ultimate goal of creating shareholder value.

Another major objective of 2001 was the integration of Banco Bandeirantes. This was achieved on schedule, in October, and added another 463 points of sale to the

Unibanco franchise. Sixty branches were merged into existing locations. The success of this integration was seen in minimum disruption of customer service and 42% annualized savings over Bandeirantes' former operations, well above the original projection of 35%.

Having completed the integration of Bandeirantes, Unibanco subsequently renewed its focus on organizational and cost structures. Just as we did in 1997 with Project "2000 e Único" to enhance productivity, cut expenses and boost fee income, we are, at the end of a series of acquisitions and partnerships, once again reviewing our structure to further consolidate areas and reduce costs.

All of the progress achieved in 2001 was accomplished observing the best corporate governance practices. In June, Unibanco joined Bovespa's Corporate Governance Level 1, thus becoming one of the first companies committed to full and complete disclosure to the markets. During the year, Unibanco also became the first Brazilian company rated for corporate governance by an independent bureau, SR Rating, scoring 8.4 on a 1 to 10 scale. In addition, Unibanco was included in the Dow Jones Sustainability Group Index. Only three other Brazilian companies have been included in the DJSGI, which is based on economic, social and environmental criteria. Indeed, all actions taken by Unibanco in pursuit of maximum shareholder value are governed by the concept of social responsibility, with a particular focus on culture, education, health, volunteer service and environmental sustainability.

In conclusion, the significant growth of the customer base in 2001 greatly strengthened Unibanco as a complete, segmented, multibrand financial group. In the years ahead, we will face the unremitting challenge of tapping into this valuable mass of customers, so as to fully realize its considerable business potential through our multiple distribution channels and broad product offering. I am confident that, in the coming years, Unibanco's shareholders will reap the rewards of this unique positioning in the Brazilian financial services industry.

With great sorrow, I must also make reference to an event that deeply saddened the entire Unibanco community. In February 2001, Ambassador Walther Moreira Salles, my father, founder and former Chairman of Unibanco, passed away. He, above all others, defined and embodied the ethical values and ideals that have made Unibanco the unique and successful company it is. From our very close relationship, to me always so special and privileged, I garnered many invaluable lessons. I am certain that, had God permitted, there would have been many, many more. He will be sorely missed.

Cordially,

Pedro Moreira Salles
Chairman of the Board of Directors



"Clean Beach" Campaign
Environmental education and waste recycling
Ilhabela, SP (2001)

THE BRAZILIAN ECONOMY

Initial expectations for 2001's macroeconomic outlook changed dramatically during the year. GDP growth of 1.5% fell short of the 4% originally projected, while interest rates rose rather than fell, closing the year at 19% per annum. The average rate remained stable year-on-year at 17.3% p.a. The Broad Consumer Price Index (IPCA) rose 7.7%, significantly exceeding the Central Bank's earlier 6% target ceiling. As mentioned in the Letter to Shareholders, external factors and electricity rationing were behind these unexpected reversals. Nevertheless, the Brazilian economy displayed consistent and potential attractiveness. Brazil brought in foreign direct investment of US$22.6 billion and generated a balance of trade surplus for the first time since 1994, a modest US$2.7 billion.

FINANCIAL MARKET

Rising interest rates and economic slowdown limited the increase in loans. Credit in the system expanded 4.2%, while in private-sector banks it grew by 21%. Three key developments characterized the industry's behavior during the year: restructuring and capitalization of federally-owned banks, continued privatization of state banks, and further consolidation.

The Central Bank forced public sector banks to comply with the loan provisioning and capital adequacy rules which had been established for the private sector banks in March, 2000. This led to the restructuring and capitalization of Caixa Econômica Federal (CEF), and the creation of a non-financial entity to manage its assets. Banco da Amazônia (BASA) and Banco do Nordeste do Brasil (BNB) were similarly restructured. In the case of Banco do Brasil, the Treasury exchanged its portfolio of foreign debt securities for an equivalent amount of domestic debt. Additionally, the Paraná, Goiás and Paraíba state banks were privatized during the year.

Public sector banks' share in total lending fell from 44.3% in 2000 to 34.9% in 2001, mainly due to the dynamism of private-sector institutions, the transfer of R$27.0 billion in assets from CEF to the new non-financial entity, and ongoing privatization. Consolidation also continued with the sale of a few foreign institutions and medium-size local banks to large Brazilian-owned groups.

Key Economic Indicators

	2001	2000	1999	1998	1997
GDP growth (%)	1.5	4.2	1.0	-0.1	3.7
Inflation (IGP-DI % p.a.)	10.4	9.6	20.0	1.7	7.5
Inflation (IPCA % p.a.)	7.7	6.0	8.9	1.7	5.2
Interest rate (Selic % p.a.)	17.3	17.4	25.6	28.8	24.8
Exchange rate (R$/US$)	2.32	1.96	1.79	1.21	1.12

Source: Central Bank, IBGE, FGV, Secex


Total Credit of the Financial System – Market Share
Private banks
Public banks
44.5%
55.5%
49.3%
50.7%
56.0%
44.3%
65.1%
34.9%
1998
1999
2000
2001

OUTLOOK FOR 2002

The healthy reaction of the trade balance to the currency devaluation and the steady tight fiscal policy point to a positive outlook in 2002. Unibanco estimates a trade surplus (US$5.0 billion) and a net inflow of foreign direct investment (US$17.0 billion). On the other hand, it must be taken into account that slower world economic growth will dampen expansion of Brazilian exports.

The economy will probably grow between 2.5% and 3.0% this year, propelled not only by the greater trade surplus but also by expansion in credit. Inflation, albeit lower, will still be above the mid-point (3.5%) of the inflation target range though below the ceiling of 5.5%. Although there is room for the Selic base rate to come down over the year, the average rate in 2002 will not be significantly different from that of 2001.



30 Hours Customer Service Center
São Paulo, SP

NET INCOME, EPS AND STOCKHOLDERS' EQUITY

Net income in 2001 was a record R$972 million, up 31.5% from 2000. Return on average equity (ROAE) was 16.8%, while return on average assets (ROAA) was 1.8%.

Earnings per 1000 shares rose 15.4% from R$6.02 in 2000 to R$6.95 in 2001, despite the 14.3% increase in the number of shares outstanding on December 28, 2000, following the acquisition of Banco Bandeirantes.

Stockholders' equity reached R$6.1 billion at year-end, for a book value of R$43.82 per 1000 shares.

ASSETS AND LIABILITIES

Unibanco's total assets reached R$55.6 billion at December 31, 2001, an 8.0% increase for the year. This included R$25.4 billion in loans, R$15.5 billion in marketable securities and R$4.7 billion in short-term interbank and open market investments.

The securities portfolio grew 19.0% in 2001, largely due to investments in federal government and non-financial debt issues.

Equity, Market Capitalization and Net Income


Equity
Market cap*
Net income
R$ million
431
454
591
739
972
2,630
3,112
2,906
1,601
4,002
6,797
5,504
8,507
6,072
7,170
1997
1998
1999
2000
2001

* Based on GDS price (NYSE: UBB)

Credit Risk Evolution


Fininvest/LuizaCred and Investcred*
Unibanco + Bandeirantes
R$ million
16.6%
22,148
1,453
20,695
12.4%
24,901
1,544
23,357
3.7%
25,827
2,026
23,801
Dec/00
Jun/01
Dec/01

* Investcred and LuizaCred consolidated as of December/2001


Assets, by Type
Interbank and open market investments
Securities portfolio**
Loans*
Others
R$ million
28,139
5,872
4,695
12,158
5,414
31,727
5,631
5,514
14,046
6,536
36,038
5,663
8,483
15,811
6,081
51,496
7,137
13,011
21,615
9,733
55,616
4,698
15,484
25,358
10,076
1997
1998
1999
2000
2001
* 2000 and 2001 include other credits
** Before provision for securities devaluation

Loans and Provisions

Credit grew 17.3% to R$25.4 billion at December 31, 2001. Loans provided by the Retail Bank and Wholesale Bank increased 17.4% and 16%, respectively.

Total risk, amounted to R$25.8 billion, up 16.6% in the year. Portfolio composition broken down by distribution channel remained unchanged.

Pursuant to Central Bank Resolution 2682, Unibanco's consolidated allowance for lending, leasing and other credit losses at year-end totaled R$1.538 billion, or 6.0% of total credit risk, and included the following provisions:

- R$651 million or 42.3% of the total, set aside to cover overdue credits, bankruptcies and insolvencies;
- R$716 million or 46.6% of the total, for the risk on credit transactions under Resolution 2682 and credits to mature;
- R$171 million above the minimum required provision, based on more conservative ratios than those used by the Central Bank, being the amount practically the same as December, 2000.

Top-rated loans, classified AA-C, accounted for 91.4% of the portfolio at year-end, an improvement from 90.8% in 2000.


Credit Risk Classification
% AA-C
% D-H
Total portfolio (R$ million)
22,148
24,901
25,827
90.8%
90.9%
91.4%
9.2%
9.1%
8.6%
Dec/00
Jun/01
Dec/01

Credit Risk, by Segment


Dec/00: R$22,148 million
Retail 31%
Large Corporate 53%
Credicard/ Fininvest 12%
Private 1%
Middle Market 3%
Dec/01: R$25,827 million
Retail 31%
Large Corporate 52%
Credicard/ Fininvest 12%
Private 1%
Middle Market 4%

□ FUNDING

Unibanco's total funding, including R$20.4 billion in investment funds and managed portfolios totaled R$63.7 billion up 5.5% from 2000. Savings accounts and time deposits displayed substantial growth (see Retail Bank – Funding and loans).

Liabilities, by Type


Savings
Demand deposits
Time deposits
Assets under management
Others*
R$ million
30,826
2,803
1,034
2,591
9,000
15,398
34,322
2,982
1,048
3,471
10,175
16,646
41,014
2,886
1,340
5,007
13,423
18,358
60,357
3,706
2,392
7,053
20,467
26,739
63,665
4,734
2,403
11,637
20,398
24,493
1997
1998
1999
2000
2001

* Includes funds obtained in the open market, debentures and hortgage notes, local onlendings (BNDES funds), technical provision for insurance, capitalization and retirement plans, finance lines for import and export operations, eurobonds and commercial paper and others.

Total Deposits and Funds Breakdown, by Distribution Channel



Retail Bank: R$14.9 billion
Funds 48%
Demand deposits 8%
Time deposits 12%
Savings 32%
Wholesale Bank: R$24.4 billion
Demand deposits 5%
Funds 54%
Time deposits 41%
Savings 0,1%

CAPITAL ADEQUACY RATIO

The Basel Capital Adequacy Ratio, following Central Bank guidelines, decreased from 16.5% in 2000 to 13.7% in 2001, due primarily to the increase in loans and securities portfolio, and the change in regulations regarding foreign exchange exposure. This ratio remained comfortably above the 11% minimum requirement.

RESULTS, FEE INCOME AND EXPENSES

Net income in 2001 was affected by the growth of the loan portfolio and the exchange rate volatility throughout the year.

Income from financial intermediation amounted to R$10.2 billion, up 51.5% for the year, due to a larger loan portfolio, the absorption of Banco Bandeirantes, the December

Capital Adequacy Ratio and Equity



Equity (R$ million)
Basel index (%)
13.4%
14.2%
17.5%
16.5%
13.7%
2,630
2,906
4,002
5,504
6,072
1997
1998
1999
2000
2001

2000 acquisition of an additional 50% of Banco Fininvest, and continued organic growth.

Net income from financial intermediation before provisions for loan losses totaled R$5.4 million, up 38.7%. The net financial margin was 10.7%, above the 9.9% posted in 2000. Both increases can be explained by the growth in the loan portfolio, which outweighted the adverse impact of the exchange variation, and by sound risk management.

Unibanco's investments in foreign branches and subsidiaries totaled R$2.3 billion, which were partially hedged during the year. The managerial negative net impact of the *real* depreciation against the US dollar in the year was R$87.3 million.

Fee income reached R$2.185 billion, an increase of 33.2% from 2000. Credit card revenues totaled R$1.1 billion, up 39.6%, while revenues from banking fees totaled R$864 million, up 33.8%.

Consolidated personnel and administrative expenses were R$3.963 billion, a 32% increase over 2000 due to acquisitions of Banco Bandeirantes and remaining 50% of Fininvest, as well as the collective bargaining agreement and the continued organic growth. In the fourth quarter alone, expenditures totaled R$1.010 billion, down R$61 million (5.7%) from the previous quarter. This decrease reflected the completion of the Banco Bandeirantes integration (see Integration, Technology and Internet), allowing the ratio of fee income to personnel and administrative expenses to improve from 54.6% in 2000 to 55.1% in 2001. Comparing specifically the fourth quarters, this ratio rose from 52.7% in 2000 to 58.2% in 2001.

Profit from Financial Intermediation



Total profit
Revenues from financial intermediation
Expenses from financial intermediation
Provisions for lending, leasing and other credits losses
R$ million
2,385
2,478
2,642
3,736
6,559
7,824
6,718
10,175
(3,008)
(3,948)
(2,834)
(4,789)
(1,166)
(1,398)
(1,242)
(1,650)
1998
1999
2000
2001

Net Revenue, by Business Type


Net financial profit
Banking tariffs
Credit cards
Insurance, capitalization and retirement plans
Asset management fees
Treasury
43%
20%
15%
12%
7%
3%
40%
20%
17%
11%
6%
6%
38%
22%
21%
11%
5%
3%
42%
23%
19%
9%
4%
3%
1998
1999
2000
2001

Fee Income and Total Expenses


Fee income
Personnel expenses
Total personnel and administrative expenses
R$ million
1,224
1,147
2,632
1,368
1,143
2,771
1,449
1,053
2,727
1,640
1,165
3,002
2,185
1,603
3,963
1997
1998
1999
2000
2001

Operational Efficiency Ratios


Efficiency ratio*
Fee income/
Personnel and administrative expenses
60%
54.6%
58%
55.1%
2000
2001

* *(Personnel expenses + other administrative expenses)/* (net income from financial intermediation + provisions for lending, leasing and other credit losses + fee from services rendered + insurance, capitalization and pension premiums + changes in technical provisions for insurance, capitalization and private retirement plans + claims + private retirement plans benefit expenses + selling and other insurance and private retirement plans expenses + credit card selling expenses + taxes + other operational income + other operational expenses)



Unibanco Controlling Center
São Paulo, SP

SCALE: A KEY STRATEGIC OBJECTIVE

Consolidation of the financial services industry proceeded in 2001. Unibanco continued to grow, making major additions to its customer base during the year in two significant ways.

The main strategy is organic growth, through a permanent, organized and systematic pursuit of new customers in targeted segments. A second line of action consisted of acquisitions, equity investments and financial joint ventures. Combined, these two approaches reflect how aggressively Unibanco tackled the challenge of continuous expansion while maintaining selectivity and discipline.

ORGANIC GROWTH

Since its launch in October 2000, ContAtiva, the organic growth program, has added approximately one million new middle and upper-income segment customers. By year-end Unibanco enjoyed an enviably strong position in these segments, having secured 22.4% of this population as customers.

The program exceeded expectations in 2001, as some 850,000 new accounts were opened, compared with its target of 720,000. Activation of these accounts rapidly increased to 98%, significantly boosting revenue (see Performance Overview – Results, Fee Income and Expenses).

ACQUISITIONS

Unibanco completed the Banco Bandeirantes integration in October 2001. The financial results were better than expected, as initial cost-savings projections of 35% turned into annualized savings of 42% (see Integration, Technology and the Internet).

NEW BRANCH NETWORK CONFIGURATION AFTER ACQUISITIONS AND ORGANIC GROWTH

Eleven conventional branches, 35 corporate-site branches and 40 in-store branches were opened in 2001 as part of the ContAtiva program. Integration with Banco Bandeirantes entailed the migration of 463 points-of-sale. Sixty others were merged with existing Unibanco branches. The new network configuration strengthened Unibanco's presence in key cities and demonstrated the distribution synergy brought by the acquisition. The number of branches in the northeast region now represents 9% of the entire Unibanco's retail network, up from 3% before the acquisition. In December the network comprised 1,485 outlets: 809 conventional branches, 497 corporate-site branches, 77 in-store branches and 102 Fininvest stores.

Points-of-Sale – Geographic Distribution


North:
UBB: 9 (1%)
UBB + Band: 27 (2%)
Northeast:
UBB: 33 (3%)
UBB + Band: 117 (9%)
4% GDP
13% GDP
6% GDP
59% GDP
18% GDP
Mid-West:
UBB: 34 (3%)
UBB + Band: 69 (5%)
South:
UBB: 116 (12%)
UBB + Band: 168 (12%)
Southeast:
UBB: 821 (81%)
UBB + Band:
1.002 (72%)

Notes: 1) doesn't include Fininvest, Investcred and Magazine Luiza's points-of-sale
2) UBB: total before Bandeirantes acquisition
3) UBB + Band: total after Bandeirantes integration

STRATEGIC EXPANSION IN THE LOW-INCOME SEGMENT

Despite its success in growing the number of upper-income customers, Unibanco recognized an opportunity to increase operating scale even more by targeting lower income segments. The challenge was to do this profitably and without jeopardizing the core business.

Unibanco elected to approach the low-income segment through consumer finance companies, for the following reasons:

1. Consumer finance companies are natural filters that retain only those low-income borrowers who represent potential profits. The others may be savers or borrowers but unlikely to generate the same profits;
2. Customer acquisition cost is low and incurred by retailers, thus averting additional expenditure for Unibanco relating to infrastructure;
3. Low cost of customer service, since it is done through relationship products like credit cards and others, and mainly by telephone;
4. Satisfactory ratio of revenue to loan losses, with correct expertise in credit analysis;
5. Product offerings tailored for this customer profile;
6. Opportunities to capture a significant proportion of this clientele as account holders.

Accordingly, three important transactions were concluded between October 2000 and September 2001: the acquisition of the remaining 50% in Banco Fininvest, plus joint ventures with leading retail chains Ponto Frio in Investcred Unibanco and with Magazine Luiza in LuizaCred. Both chains had customer bases with genuine profitability potential as well as making a significant contribution to growth in operating scale.

Fininvest underwent a process of reorganization and commercial reorientation in 2001, adding R$50.2 million to Unibanco's earnings in the period. Return on average equity was 27.7%. Fininvest continued to expand its customer service network, opening 38 new offices throughout Brazil during the year. At the end of 2001 it had a loan portfolio of R$1.6 billion, assets of R$2.2 billion, approximately 3.9 million active customers, and 102 stores in key cities around the country.

Investcred Unibanco was set up in August as a joint venture with Globex, the holding company for Ponto Frio, to extend credit and a line of financial products and services to customers of Ponto Frio, the sales leader among Brazilian household appliances stores. LuizaCred is a consumer finance


Banking Business Strategy
Organic
Growth
Acquisitions and/or strategic alliances
Segmentation
Market differentiation
High income
Medium income
Lower income (retirees and payroll)
Lower income
UNIBANCO
FININVEST
PONTOFRIO
Magazine Luiza

company formed in September as an alliance between Fininvest and Magazine Luiza, a retail chain with a major presence in the interior of São Paulo state, western Paraná and southern Minas Gerais. LuizaCred extends loans to customers of Magazine Luiza. Unibanco holds 50% of both consumer finance companies and is responsible for their management.

At year-end Ponto Frio had 8.7 million customers, 350 stores and sales of R$2.6 billion. Investcred Unibanco had 2.9 million active loan contracts and a R$583 million portfolio. Magazine Luiza had 3.6 million customers, 1.1 million of whom were active borrowers, and 111 stores.

The two retail chains are highly complementary in geographical terms, allowing Unibanco to gain access to their 461 outlets and 7.9 million active customers.

PRODUCT PORTFOLIO DIVERSIFICATION AND SCALE GAINS THROUGH PARTNERSHIPS

Acquiring new customer bases is a necessary condition for achieving scale gains but not in itself sufficient. The challenge is to retain the loyalty of these new customers and ensure they are profitable, which can only be done by offering a comprehensive range of products and services.

Over the years Unibanco has grown its customer base and enhanced its product portfolio by means of several successful partnerships, including the association with AIG in the insurance businesses, with Citibank and Itaú in Credicard and three partnerships with Grupo Verdi: Banco Dibens, Consórcio Rodobens, and Sistema Fácil. Two additional similar transactions were completed late in 2001:

- Banco1.net, Latin America's leading virtual bank, partnered with Investshop, the largest financial web portal in Brazil. The deal was engineered through an equity swap whereby Investshop ended up with a 15% stake in the new institution. The two portals will continue to operate separately, benefiting from synergy in costs, investment and revenue.
- Unibanco Rodobens and Ford Credit set up a joint venture to sell automobile lay-away plans through branches of Unibanco and Ford dealerships. The venture gave Unibanco Rodobens access to 40,000 participants in Consórcio Nacional Ford, making it the fourth largest manager of lay-away plans in Brazil.

Unibanco's strategy of combining

Points-of-Sale: Ponto Frio and Magazine Luiza


MATO GROSSO
MATO GROSSO DO SUL
GOIÁS
MINAS GERAIS
ESPÍRITO SANTO
RIO DE JANEIRO
SÃO PAULO
PARANÁ
SANTA CATARINA
RIO GRANDE DO SUL
PONTO FRIO
Ponto Frio (350)
Magazine Luiza
Magazine Luiza (111)

Number of Products per Client

Segment/Monthly Income	Dec/00	Jun/01	Dec/01
UniClass – above R$ 4,000	5.8	5.8	6.1
Exclusivo – between R$ 1,000 and R$ 4,000	4.7	4.9	5.3
Especial – under R$ 1,000	3.4	3.7	4.2
Total	**4.7**	**4.8**	**5.2**
		< 1 year = 4.7	> 1 year = 5.3

Scale = volume of clients x transactions

segmentation with comprehensive and tailored service has been amply rewarded. Investment during the last several years in Customer Relationship Management (CRM) has resulted in consistent growth in the number of products per customer, particularly in segments that request a higher level of personalization. Considering that 25% of the customer base had been with us for less than a year, this growth in products per customer demonstrated an effective use of these tools and successful execution of the overall strategy.

Core Deposits (Demand deposits + Savings)



R$ million
3,837
4,030
4,226
6,098
7,137
1997
1998
1999
2000
2001

□ FUNDING AND LOANS

Core deposits (checking and savings accounts) totaled R$7.1 billion in 2001, a 17% increase from December 2000. The industry as a whole grew core deposits by only 7.9% in the same period. Unibanco's performance reflected growth in the customer base as well as new product launches such as Multiconta, Poupança Programada and Poupança Premiada.

Time deposits also increased substantially thanks to the offering of an interbank rate certificate of deposit, whose round the clock investments and redemptions made it a more competitive product in the market.

The Retail Bank ended 2001 with a total loan portfolio of R$11.0 billion, up 17.4% in the year due to organic growth and the partnerships with Investcred Unibanco and LuizaCred. The strongest performers in the portfolio were: revolving credit, up 30.7% for the year; and the Banco Dibens loan portfolio, which expanded 45.7% to R$1.1 billion, allowing Banco Dibens' net income to rise 211.1% from R$9.0 million in 2000 to R$28 million.

In mortgage lending, Unibanco started offering again a complete range of products to branch customers, despite the difficulties experienced by the National Housing Finance System (SFH). To circumvent these problems, the bank has pursued new ways of meeting demand for these products, including an alternative to SFH called Sistema Fácil.

Retail Risk Breakdown


Retail businesses* 7%
Consumer financing 33%
Branches and corporate site branches 32%
Others 6%
Banco1.net 1%
Cartão Unibanco 8%
Credicard 13%
Consumer financing
Fininvest 45,1%
Dibens 29,1%
LuizaCred 1,2%
Investcred Unibanco 7,7%
Unibanco Financeira 16,9%

* Annual gross revenues between R$5 million and R$ 25 million

CREDIT CARDS

Unibanco operates in the credit card market through Cartão Unibanco, Banco Fininvest, and a 33% interest in the Credicard group. All three performed well in 2001, reinforcing Unibanco's leadership of the segment.

Cartão Unibanco ended the year with 3.5 million cards issued, an increase of 40.7% over December 2000 and a market share of 10%. Billings (purchases plus cash advances) totaled R$4.2 billion, up 27.3% from R$3.3 billion in 2000. The volume financed averaged R$308 million, up 42.7% from R$216 million in 2000. In 2001

Cartão Unibanco


Number of cards
Market share
9%
9.5%
10%
2.5
3.0
3.5
Dec/00
Jun/01
Dec/01

Credit Cards

	2000				2001			
	Transactions (R$ million)	Market share %	Cards issued (in thousands)	Market share %	Transactions (R$ million)	Market share %	Cards issued (in thousands)	Market share %
Cartão Unibanco	3,326	7	2,512	9	4,194**	7	3,535**	10
Fininvest	534	1	1,802	7	580	1	2,550	7
Subtotal	**3,860**	**8**	**4,314**	**16**	**4,774**	**8**	**6,085**	**17**
Credicard*	14,671	29	7,240	25	16,676	27	8,036	23

* Unibanco owns a 33% stake of the Credicard Group   ** Includes Banco Bandeirantes' credit card base

Credibanco absorbed Cartão Unibanco to create Banco Credibanco, the group's card division. Credibanco's net income totaled R$92 million, compared with R$48 million in 2000.

In addition to 2.5 million MasterCard and Visa cards issued, Fininvest also operates private-label cards, which totaled 4.4 million in December 2001. The total volume financed was R$1.3 billion.

The Credicard group — Credicard, Redecard and Orbitall —, the Brazilian card industry leaders, contributed R$199 million to Unibanco's earnings in 2001.



Credit Quality (Resolution 2682)
AA-C
D-H
79%
83%
83%
21%
17%
17%
Dec/00
Jun/01
Dec/01

CREDIT AND COLLECTION CYCLE

Substantial investments in credit and collection in recent years have allowed Unibanco to decide on centralizing all credit decisions, without losing customer response time efficiency. The skill in this area, supported by best-of-breed scoring models, enables Unibanco to meet the inevitable challenges of expected lending volume growth as the economic situation stabilizes.

A second decision, which complemented the first, was to centralize collections. Thanks to a state-of-the-art technology platform, collection for all Retail Banking operations, wherever they take place throughout Brazil, was centralized in a single system located in the city of São Paulo. This generated significant cost savings, enhanced efficiency, and freed up branch resources which were previously responsible for this activity.

These procedures enabled the Retail Bank's credit quality to remain stable even though the loan portfolio expanded 17.4% in 2001. The proportion of loans rated top quality (AA-C) under Central Bank Resolution 2682 rose from 79% in December 2000 to 83% in December 2001.

EFFICIENCY = CONVENIENCE (+) QUALITY OF SERVICE (-) COSTS

Celebrating ten years of success in 2001, Unibanco 30 Hours has become a strategic tool to grow the customer base, strengthen customer loyalty, reduce costs and generate revenues. Today, customers can access the bank by every means of communication available, from fax to palmtop, mobile phone and the Internet, anytime and from anywhere.

Initially just a call center, 30 Hours now interacts dynamically with customers, acting as an effective sales channel that offers selected products, of which pre-approved loans are among the most popular. According to a December 2001 market survey conducted by IBOPE, customer satisfaction with Unibanco 30 Hours rated 6.6 on a scale from 0 to 7.

Internet

The new Unibanco.com portal and 30 Hours Online (Internet Banking), which both began operating in 2001, significantly boosted the number of online customers (see Integration, Technology and Internet).

CUSTOMER BASE BY YEAR-END 2001

As a result of all these efforts, Unibanco, through all its brands, ended 2001 with 13.1 million customers, 8.0 million of whom came aboard in the last 15 months. Under Unibanco's brand, there were 3.5 million account holders, up from 3.0 million in 2000. With the addition of 1.7 savings accounts customers and retirees, the bank was serving 5.2 million clients.

OUTLOOK FOR 2002

The Retail Bank will build on all strategic moves carried out in the last two years, focusing on deepening customer relationships and achieving cost synergies from integrating the back-office operations of the acquired companies. This will include a major thrust in cross-selling, with a significant impact on revenues. The challenge of organic growth is to secure 850,000 additional account holders and thus reach 1.8 million by the end of the year, well ahead of the initial schedule.

Unibanco will continue to pursue those potential acquisitions, partnerships and associations which are consistent with its growth strategy and capable of generating real shareholder value.


Client Base
in millions
3.0
3.5
3.7
7.7
13.1
BANDEIRANTES
Grupo Caixa Geral de Depósitos
3.0
0.7
4.0
1.1
2.9
3.9
5.2
Magazine Luiza
PONTO FRIO
FININVEST
UNIBANCO
1997
1998
1999
2000
2001

Note: includes saving account clients and retirees. In Dec/01, Bandeirantes fully integrated.



Manguezário Lagoa Rodrigo de Freitas
Nurseries for native seedlings
Rio de Janeiro, RJ (1997)

MISSION AND STRATEGY

Unibanco seeks to become the wholesale bank of choice for clients, corporations and investors with interests in Brazil, and the industry standard in financial services. Its strategy combines the strength of a commercial bank with the agility of a leading investment bank, committed to Brazil's development. Client coverage is organized with regional offices and specialized industry sector teams. As result of such strategy, Unibanco is recognized as a leader in a number of key market segments.

Client Base

1500	Large Corporate (annual gross revenues over R$100 million)
2050	Middle Market (annual gross revenues between R$25 million and R$100 million)
300	Institutional investors
4700	Private Bank investors

2001 Highlights

Product	Ranking	Market share %	R$ million
Fixed income origination and distribution	1st	19	3,080
BNDES onlendings (disbursements)	1st	11	1,817
BNDES – exim	1st	14	687

Source: Anbid and BNDES

Total Credit Exposure



Short term loans
Debentures + foreign credits
Guarantees
Onlendings – Brazil
Foreign exchange
Others
R$ billion
10.47
2.41
0.47
1.77
1.61
2.89
1.32
11.88
2.07
1.22
1.44
2.42
3.29
1.44
14.88
2.78
1.49
2.37
3.01
3.46
1.77
19.00
4.00
3.10
2.00
4.10
2.90
2.90
1998
1999
2000
2001

Short term loans: overdraft facility, leasing, Vendor, Compror and other loans
Others: agriculture loans, international onlendings and others


Total Credit Exposure, by Industry Sector
Dec/01
Automobile Industry and Capital Goods 13%
Services 5%
Retail, Electronics and Technology 5%
Pulp and Paper, Chemicals, Petrochemicals and Textiles 16%
Mining and Steel 1%
Ports, Roads, Railroads, Heavy Construction and Sanitation 15%
Telecom and Telecom Equipments 18%
Power, Oil and Gas 19%
Agribusiness and Brand Consumables 8%

LENDING

The Wholesale Bank reported loans and guarantees totaling R$14.3 billion, up 16% in 2001.

Asset quality is maintained thanks to a transparent and secure credit process from preparation of proposals to filtering and decision-making. Of the R$19.0 billion in total credit exposure at year-end, 98% was rated C or better, under Central Bank Resolution 2682.

A traditional leader in BNDES (National Bank for Economic and Social Development) onlendings, Unibanco consolidated its leadership position in 2001, in part due to the acquisition of Credibanco in the previous year. The bank was involved in the disbursement of R$1.82 billion in


Compror/Vendor
Supplyer/buyer credit market
Compror
Vendor
R$ million
357.7
42.9
314.8
874.6
184.9
689.7
1,003.1
382.4
620.7
Dec/99
Dec/00
Dec/01


Trade Finance
R$ million
3,707
5,562
5,522
1999
2000
2001

Correspondent Banks, by Region


North America 33.3%
South America and Central America 12.2%
Others 0.6%
Asia 7.9%
Europe 46.0%

Export Credit Agencies Facilities


Hermes 25.0%
Eximbank USA 18.7%
Sace 1.6%
Eximbank Korea 1.9%
Miti 17.0%
DEG 5.1%
Eximbank Japan 4.3%
FMO 1.7%
Coface 4.6%
Others 3.2%
Coseg 2.5%
Cesce 3.4%
ECGD 3.4%
ERG 5.1%
EDC 2.5%

BNDES onlendings, or 11% of the market. In the short-term supplier/buyer credit market, Unibanco was one of the leaders with a 14.5% market share and a R$1.0 billion portfolio at year-end, up 15% in the year. Trade finance portfolio decreased by 0.7% in 2001, as corporations reduced their exposure to currency risk due to exchange-rate fluctuations.

Trade lines utilization totaled US$2.5 billion at year-end, provided by 135 of its over 350 correspondent banks, together with US$580 million in medium and long-term loans funded or insured by more than 15 export credit agencies.

CAPITAL MARKETS

Debt Market

According to ANBID (the National Association of Investment Banks), Unibanco was Brazil's top fixed income underwriter for the second year running, acting as lead-manager in transactions worth R$3.1 billion, or 19% of the market. Moreover, Unibanco ranked second among Latin American fixed income houses in domestic new issues, according to Thomson Financial. This leadership in the fixed income market is a result of

Debt Capital Markets Selected Transactions

Client	Amount	Description
Cia. Petrolífera Marlim	R$ 1.0 billion	First large issue with a five-year balloon-maturity and simultaneos tranches indexed to the CDI interbank rate and the FGV-IGPM composite general price index
Itá Energética	R$ 168 million	Innovative structure for 12-year financing of hydropower project with 3-year option to sell debentures to BNDES
Telemar	R$ 1.3 billion	Issue successfully placed under adverse market conditions
Cemig	R$ 625 million	First major issue in market after September 11 events on the U.S.

Debt Underwriting


Market Share
# of deals
15%
19%
19%
23
27
25
12%
7,3%
R$ million
1,408
2,132
2,876
1,407
849
1999
2000
2001
Bank #2
2001
Bank #3
2001

Note: number of deals that Unibanco placed in the market (debentures and commercial paper).
Market share is based on the Unibanco subscribed volume compared with market total volume, following Anbid criteria, when Unibanco participates as Manager or Lead Manager. Only matured operations are considered.

the strategic decision of making intelligent use of capital, extending the frontiers of innovation in structuring, research and quality of execution.

Equity Market

Unibanco strengthened its equity research team in 2001, with 17 analysts covering 85 companies, and it was ranked third among Brazilian brokers in number of research reports requests, according to First Call Research Direct. Unibanco entered into a partnership with Stern Stewart & Co. to produce industry reports using the Economic Value Added (EVA)™ methodology. Unibanco also became the first bank to produce equity research reports focusing on Socially Responsible Investing (see Social Responsibility).

The equity business suffered from economic instability and low volumes in the primary market. Nevertheless, Unibanco ranked fourth with a 7.0% market share in equity origination according to ANBID.

Equity Capital Markets Selected Transactions

Client	Amount	Description
Petrobras	R$1.7 billion	Global secondary offering of preferred (non-voting) shares. Unibanco was retained as co-manager and placed a large proportion with individual investors.
Embraer	R$1.8 billion	Global secondary offering of preferred (non-voting) shares. Unibanco was retained as lead manager and bookrunner for the Brazilian tranche.
Companhia Paulista de Energia Elétrica – CPEE	N.A.	Unibanco managed a buy-back program to take the company private, raising the stake of the parent company, CMS Energy, to 93% of CPEE's total equity.

Syndicated Loans

Unibanco was involved in raising R$6.5 billion for clients in 25 syndicated loans in 2001; 19 as Arranger or Co-Arranger. Unibanco ranked first among Brazilian banks in cross border loans to Brazilian borrowers, raising US$950 million, according to newspaper *Valor Econômico*.

Syndicated Loans Selected Transactions

Client	Amount	Description
Grupo Vicunha	R$1.9 billion	Severing of cross–ownership ties between CSN and CVRD
UHE Itá	R$542 million	Project finance
Ford Amazon	R$600 million	Project finance for suppliers
AES Sul	US$410 million	Renewal of foreign loan
Norte Brasil Telecom	R$193 million	Onlending of BNDES project finance for implementation of cellular phone network
Petroflex	US$50 million	Export prepayment

Syndicated Loans


Number of deals
Foreign currency deals
Local currency deals
R$ million
7
86%
13
77%
23
9%
25
1,782
232
4,665
165
5,612
629
4,874
1,664
1998
1999
2000
2001

FINANCIAL ADVISORY

Unibanco successfully completed 7 mergers and acquisitions advisory engagements in 2001, including those shown below, achieving a 5.5% market share and ranking first in M&A among Brazilian banks, according to SDC Thomson Financial Services.

In Project Finance, although financial volume fell from R$4.4 billion in 2000 to R$3.6 billion in 2001 because of uncertainties in the electricity sector, the number of advisory mandates in progress rose from 28 to 42 in the following industries: distribution and co-generation of power, oil and gas, transportation, telecom, sanitation, automotive, pulp and paper, and food and beverages.

Mergers and Aquisitions Selected Transactions

Client	Description
Grupo Algar	Sale of stake in mobile telephony carrier Tess S.A.
Grupo Rede	Structuring of pre-payment for future electricity sale
Grupo Lafarge	Sale of concrete plants in Southern and Mid-West regions
Ferramentas Gerais S.A.	Sale of controlling stake

Project Finance Advisory


# of mandates
# of completed projects
Volume
R$ million
20
40%
28
50%
42
6
17%
7
71%
12
3,936
4,445
3, 652
1999
2000
2001

□ CASH MANAGEMENT

The Banco Bandeirantes migration and ongoing investments in technology were instrumental in achieving 38% growth in the number of cash management services customers in 2001. The volume of bills, accounts payable and payrolls rose 16.6% to 108 million transactions.

Tradecom, an Unibanco group company that develops and invests in business-to-business (B2B) electronic commerce solutions, began operating its maintenance, repair and operations (MRO) portal. Tradecom seeks to sign up new subscribers and launch a portal exclusively for Unibanco corporate customers, leveraging the bank's cash management and lending capabilities.

The changes introduced in preparation for the April 2002 implementation of a new settlement and clearing system, known as Sistema de Pagamentos Brasileiro (SPB), will have a significant impact on cash management for companies operating in Brazil. Migration of Unibanco's cash management services to web-based platforms will provide real-time access to information and facilitate control of financial flows, enabling customers to make significant savings in connection and system maintenance costs (see Integration, Technology and the Internet).



Cash Management
Collections
Accounts payables
Payroll
# of clients
(in thousands)
37.1
51.3
38%
Gross Revenues
11%
R$ million
70.7
14
7.9
83.2
16.3
8.5
260
290
2000
2001
2000
2001


Private Bank Portfolio
# of clients
(local + international)
Stocks and bonds
Funds
Demand deposits and
time deposits
R$ million
3,288
3,681
4,700
4,743
4.0
4.4
5.6
7.2
2,8
1,9
2,5
1998
1999
2000
2001

PRIVATE BANK

The Private Bank grew 29%, totalling R$7.24 billion in assets under management during the year, remaining one of the leading Brazilian banks in this segment.

Services offered were diversified to include family protection and trust and real estate services. Additionally, the Investcenter was expanded with the addition of new fund managers, while the successful partnership with Unibanco Asset Management (UAM) was strengthened by the launch of a variety of investment funds. One of the Private Bank's latest joint initiatives with UAM was the creation of Private Personal Fund, an investment instrument enabling investors to meet their individual risk/reward expectations.

OUTLOOK FOR 2002

In light of the macroeconomic scenario described earlier, a gradual, steady reduction in interest rates is expected, allowing for an improvement in corporate credit quality, accompanied by a steady decline in spreads.

Unibanco estimates moderate growth in its credit portfolio, as a result of a significant growth in Middle Market Corporates and a modest increase in Large Corporates, as well as sustainable growth in areas where Unibanco had considerable success in 2001, namely capital markets, BNDES onlendings and project finance advisory. Unibanco also expects to continue providing value added solutions in cash management services and other areas via the internet and through the Tradecom portal.

Overall, Unibanco enters 2002 with a positive perspective with respect to its capacity to continue to grow profitably in the aggregate of its Wholesale Bank operations.

2001 MAIN TRANSACTIONS

Vicunha Siderurgia S.A. *R$ 1.998.000.000,00* *Debentures* *Bookrunner*	Telemar *R$ 1.300.000.000,00* *Debentures* *Bookrunner*	Companhia Petrolífera Marlim *R$ 1.000.000.000,00* *Debentures* *Bookrunner*	Telesp Celular *R$ 900.000.000,00* *Promissory Notes* *Lead Manager*	CPFL Companhia Paulista de Força e Luz *R$ 890.000.000,00* *Debentures* *Bookrunner*	MRS Logística S.A. *R$ 700.000.000,00* *Debentures* *Bookrunner*
CEMIG Companhia Energética de Minas Gerais *R$ 625.000.000,00* *Debentures* *Bookrunner*	SPLICE *R$ 550.000.000,00* *Promissory Notes* *Bookrunner*	REDECARD *R$ 380.000.000,00* *Promissory Notes* *Bookrunner*	REDE Empresas de Energia Elétrica *US$ 55.000.000,00* *Eurobonds* *Bookrunner*	Abril S.A. *R$ 300.000.000,00* *Debentures* *Bookrunner*	TCO Centro Oeste celular *R$ 250.000.000,00* *Promissory Notes* *Lead Manager*
SPLICE *R$ 250.000.000,00* *Promissory Notes* *Bookrunner*	AES Sul *R$ 250.000.000,00* *Debentures* *Lead Manager*	ALIUM PARTICIPAÇÕES S.A. *R$ 240.000.000,00* *Debentures* *Lead Manager*	TELET *R$ 220.000.000,00* *Commercial Paper* *Lead Manager*	CESP Companhia Energética de São Paulo *R$ 200.000.000,00* *CTEE* *Bookrunner*	NEC *R$ 200.000.000,00* *Promissory Notes* *Bookrunner*
Itasa Itá Energética S.A *R$ 168.000.000,00* *Syndicated Loan BNDES* *Bookrunner*	Reynolds Latasa Latas de Alumínio S.A. - Latasa *R$ 133.500.000,00* *Debentures* *Lead Manager*	Usiminas *R$ 100.000.000,00* *Debentures* *Lead Manager*	Companhia Força e Luz Cataguazes-Leopoldina *R$ 75.000.000,00* *Promissory Notes* *Bookrunner*	Saneago *R$ 58.000.000,00* *Debentures* *Bookrunner*	CTBC Telecom *R$ 50.000.000,00* *Promissory Notes* *Lead Manager*
Gafisa *R$ 50.000.000,00* *Debentures* *Bookrunner*	Votorantrade *US$ 50.000.000,00* *Commercial Paper* *Bookrunner*	Cimento e Participações *R$ 30.000.000,00* *Promissory Notes* *Lead Manager*	Itasa Itá Energética S.A *R$ 542.000.000,00* *Syndicated Loan BNDES* *Bookrunner*	Maxion International Motores *US$ 60.000.000,00* *Export Prepayment Facility* *Lead Manager*	BR Petróleo Brasileiro S.A. Petrobras *US$ 500.000.000,00* *L/C Backed US Commercial Paper Program* *Co-Arranger*
AES Sul *US$ 300.000.000,00* *Senior Secured Term Loan Facility* *Joint Arranger*	Vicunha Siderurgia S.A. *R$ 334.600.000,00* *Syndicated Loan BNDES* *Lead Arranger*	CSN *US$ 250.000.000,00* *L/C Backed US Commercial Paper Program* *Lead Manager*	Light *¥ 23.370.000.000,00* *Senior Unsecured Term Loan Facility* *Arranger*	Gerdau *US$ 130.000.000,00* *L/C Backed US Commercial Paper Program* *Lead Manager*	CSN *US$ 200.000.000,00* *Syndicated Trade Loan Facility* *Arranger*

Embratel 21 ¥ 16.029.000.000,00 Short-Term Facility Arranger	Aracruz Celulose S.A. US$ 100.000.000,00 Credit Facility Arranger	COSIPA US$ 100.000.000,00 8-Year Export Finance Facility Co-Arranger	NBT Norte Brasil Telecom R$ 193.000.000,00 Syndicated Loan BNDES Financial Advisor and Lead Arranger	VARIG US$ 50.000.000,00 Structured Loan Arranger	ECTE Empresa Catarinense de Transmissão de Energia S.A. R$ 100.000.000,00 Syndicated Loan BNDES Lead Arranger
Eletropaulo Metropolitana Eletricidade de São Paulo S.A. US$ 60.000.000,00 Syndicated Term Loan Facility Arranger	petroFLEX Indústria e Comércio S.A. US$ 30.000.000,00 Syndicated Export Prepayment Program Arranger	eucatex US$ 30.000.000,00 Syndicated Export Prepayment Facility Arranger	Embratel 21 ¥ 10.700.000.000,00 Term Loan Facility Arranger	Triângulo do Sol Auto-Estradas S/A R$ 65.000.000,00 Syndicated Loan BNDES Financial Advisor and Lead Arranger	Gomes da Costa O que o mar tem de melhor. R$ 20.000.000,00 Syndicated Loan Facility Arranger
Sonae Distribuição R$ 53.000.000,00 Syndicated Loan BNDES Lead Arranger	celpe Grupo Iberdrola US$ 40.000.000,00 Syndicated Loan Facility Arranger	TEKA R$ 26.000.000,00 Syndicated Loan Facility Lead Arranger	BSB Body Systems Brasil Ltda R$ 113.300.000,00 Syndicated Loan BNDES – Ford Amazon Project Lead Arranger	Sadia US$ 70.000.000,00 BNDES Onlending Agent Bank	VIAPAR Rodovias Integradas do Paraná S.A. R$ 160.000.000,00 Project Finance Advisor
Doux Frangosul R$ 70.000.000,00 BNDES Onlending Agent Bank	Ford R$ 600.000.000,00 Project Finance Lead Manager	CRsec Companhia de Recuperação Secundária R$ 380.000.000,00 Equity and Debt Structuring Advisor and Arranger	ripasa R$ 220.000.000,00 Project Finance Agent Bank	Alto Alegre R$ 63.000.000,00 Project Finance Advisor	Gasmig Companhia de Gás de Minas Gerais Valuation of Gasmig Advisor
TCP Terminal de Contêineres de Paranaguá R$ 78.523.000,00 Project Finance Advisor	ALGAR Algar Telecom S.A. sold its 27,8% stake in Tess S.A. to Telecom Americas Ltda. Advisor to seller	Lafarge Lafarge solds its concret plants in Goias and Brasilia to Ciplan – Cimento Planalto S.A. Advisor to seller	Alusa Schahin Transmition auction Advisor to buyer	FG The F.G. shareholders sold a controlling stake of F.G. to SLC Group Advisor to seller	Lafarge Lafarge solds its concret plants in the South Region to Cimento Itambé Advisor to seller
COPENE Petroquímica do Nordeste S.A. Valuation of Copene Advisor	Trikem Equity Swap Valuation	EDP - Electricidade de Portugal, S.A. Rede AHE COUTO MAGALHÃES Advisor to buyer	Nestlé Nossa vida tem você. R$ 23.000.000,00 Agent Bank	Petróleo Brasileiro S.A. Petrobras R$ 1.733.000.000,00 Global public offering Co-Lead Manager of the Brazilian Tranche	Embraer R$ 1.559.000.000,00 Global public offering Joint Lead Manager and bookrunner of the Brazilian Tranche


Horas
UNIBANCO
Horas
Banco24Horas
Internet
Horas
UNIBANCO

30 Hours Kiosk
Iguatemi Shopping Center
São Paulo, SP

□ INSURANCE, PENSION PLANS AND CAPITALIZATION

In 2001 Unibanco Seguros and AIG Brasil began operating under a single brand name, Unibanco AIG Seguros & Previdência, consolidating the strategic alliance with equal stakes formed in 1997 between Unibanco and American International Group (AIG). AIG Brasil continues to operate under its own name, offering products through banks without their own insurance arm. AIG Brasil and Unibanco Seguros have gradually integrated their operating and strategic areas. The joining of these two brands, along with the integration of Trevo Seguradora and Trevo Banorte Seguradora from Banco Bandeirantes, contributed to strong growth during the period.

□ MISSION

The 2001 results are evidence of Unibanco's firm commitment to achieve its goal of being, in three years, one of the top three Brazilian insurers in terms of:

- *market share*, through strengthening relationships with customers by focusing on the Retail Bank, Wholesale Bank and brokers as its main distribution channels;
- *earnings*, maintaining tight control over returns on each business, focusing on higher-margin products;
- *customer satisfaction*.

□ HIGHLIGHTS

Unibanco AIG Seguros & Previdência ended 2001 ranked fifth among Brazilian insurance companies, with a market share of 5.7%. In pension plans it ranked third in the market by technical reserves.

Compared to the overall market, Unibanco AIG's portfolio displayed a successful strategy of improving its combined ratio* by focusing on higher-margin products such as life, personal accident and homeowner insurance.

The consolidated operating result increased R$14.9 million, from negative R$10.1 million to R$4.8 million. The financial result was significantly affected by exchange-rate fluctuations owing to the presence of dollar-indexed assets in the portfolio. Leaving this factor aside, consolidated profit rose 26% compared with 2000.

Insurance Group

	2001	
Consolidated Position	**Volume (R$ million)**	**Change (% p.a.)**
Net premium income + billings	2,235	23.8
Net income	221	4.8
Managed technical reserves	2,384	13.5

* *Combined ratio* – insurance companies' efficiency ratio: (operation expenses + administrative expenses + selling expenses)/ premiums earned.

Insurance Market – Distribution, by Type



Jan – Dec/01
Market
Auto 35%
Mandatory car insurance 3%
Others 8%
Transports 2%
Life 18%
Fire/ Other risks 8%
Health 23%
Personal accidents 3%
Unibanco AIG Seguros
Auto 32%
Mandatory car insurance 4%
Others 9%
Transports 6%
Life 22%
Fire/ Other risks 17%
Health 5%
Personal accidents 5%

Source: Susep

GROWTH

Data from SUSEP, the private insurers regulator, showed 14.9% growth in the insurance, pensions and capitalization market in 2001. Premiums earned totaled R$37.6 billion, up from R$32.8 billion in 2000.

Unibanco AIG Seguros & Previdência exceeded the market average in two areas:

- insurance — 23.4% growth, against 10.2% for the market;
- pensions — 42% growth, against 38.4% for the market.

Growth Comparison, by Insurance Type



Jan – Dec/01
(a) Unibanco AIG Seguros
(b) Market
22%
9%
10%
9%
39%
24%
20%
21%
29%
10%
23%
10%
(a) (b) (a) (b) (a) (b) (a) (b) (a) (b) (a) (b)
Auto
Life
Fire
Transports
Others
Total

Source: Susep

□ INNOVATION

The company enjoys an excellent standing in the market thanks to its innovative products. It is the leader in extended warranty, with more than 80% of the market and 3.5 million policies sold at the end of 2001, as well as in Directors and Officers (D&O) liability insurance and fire insurance. It also leads in petrochemicals, aviation, and international transportation segments. It pioneered special benefits for holders of its auto insurance policies, including a specialized service center and the Safety Car, vehicles equipped to rescue and provide immediate assistance for accident victims. It is the only company to offer Women's Insurance (Seguro Mulher), a product covering female diseases.

□ INSURANCE

A focus on higher-margin products, combined with structural simplification and integration of the former Banco Bandeirantes insurance companies, enabled Unibanco AIG Seguros to achieve the following results in 2001:

- consolidated net income of R$161.8 million, up 12.2% in the year;
- premiums written of R$1.413 billion, up 23.10%;
- technical reserves of R$657 million, up 16.7 %;
- total assets of R$2.350 billion, up 19.4%;
- claims ratio of 61.6%, unchanged from 2000 (61,9%) and below the market average of 65,7%;
- a 15% pro forma reduction in administrative expenses, when considering Trevo's expense base in the year 2000.

The Broker Portal, a tool designed to provide operating, sales and administrative support to the 12,000 brokers who maintain relationship with Unibanco AIG Seguros, enhancing the speed and quality of service, grew from 2,369 visits in December 2000 to 19,435 in December 2001. The proportion of transactions to visits rose from 23% in 2000 to 54% in 2001.

Claims Ratio – Insurance (%)*


63.3
66.3
68.9
68.4
65.7
59.3
61.9
60.7
61.9
61.6
1997
1998
1999
2000
2001
Unibanco AIG Seguros
Market

Source: Susep and Unibanco AIG Seguros Financial Statements
* In 2000 doesn't include Trevo Seguradora and Trevo Banorte Seguradora

Operating Efficiency

Unibanco's overall combined ratio was 99.6%, below the market average of 102,1%. This was the second-best performance in the industry, reflecting successful underwriting policies during the period, as well as claims prevention and regulation.

Customer Satisfaction

An industry survey conducted by the University of São Paulo ranked the insurance company first in image and second in overall quality.

PENSION PLANS

Strong performance in pension plans was due to Prever Invest – geared exclusively to individuals –, continued organic growth, and absorption of the Bandeirantes group's pension plan portfolio. Highlights included:

- earnings of R$23.3 million, up 31% in the year, generating ROE of 35.7%;
- sales of R$523.2 million, up 41.8%;
- technical reserves of R$1.482 billion, up 24.3%;
- total assets of R$1.581 billion, up 24.8%.

Administrative expenses of R$23 million grew 19.5% year-on-year, due to projects such as Canal Concessionário, an exclusive channel for pension plan sales through Unibanco's branches. The ratio of administrative expenses to sales fell from 5.3% in 2000 to 4.4% in 2001.

For the second consecutive year, Unibanco AIG FIF 2001 (Unibanco AIG Previdência's open-ended pension fund) was the most profitable in the market according to the *Gazeta Mercantil* newspaper, demonstrating sound management and a commitment to customers. At year-end the company had 477,000 individual customers and 785 corporate customers, an increase of 23.9% and 34.2%, respectively, from 2000.

Combined Ratio – 10 Largest Insurance Companies


Market
Combined Ratio:
102.1%
%
94.1
99.6
100.6
101.6
102.5
102.5
104.1
105.5
107.1
110.4
HSBC
Unibanco AIG
Itaú
Porto Seguro
Marítima
Sul América
Bradesco
Real
AGF
Vera Cruz

Source: Susep

□ CAPITALIZATION

The capitalization products family expanded in 2001, with the launch of ePlin, a totally online instrument that allows investors to participate in prize draws on the internet. In December the company partnered with the Bandeirantes television and radio network to launch UniBand Nota 10, a lump-sum capitalization investment promoted through the media and sold in lottery stores and other outlets. In addition, changes were made to the characteristics of Mega Plin, whose earnings grew 8% in the year.

Highlights of the period were:

- recurring net income increased 34% year-on-year;
- sales of R$247.7 million, down 8.6% partly due to the termination of partnerships with distributors who failed to meet projected profitability;
- technical reserves of R$227 million, up 2.2%;
- total assets of R$414 million, up 16.7%.

□ OUTLOOK FOR 2002

In 2002, Insurance Group growth is expected to exceed the projected industry average of 10%, based on:

- exploring new distribution means;
- an increase in high risk insurance prices in the international market. In the wake of the September 11 terrorist attacks, insurers faced sharply rising liabilities and so reduced the volume of new risks underwritten. The market became more selective, and premiums rose significantly. Accordingly, Unibanco will benefit from its partnership with AIG, considering the search of large corporates for the superior reinsuring capacity of international firms over those of the IRB (Brazilian Institute of Reinsurers);
- organic growth and possible acquisitions as industry consolidation proceeds;
- new product launches, such as a combined life insurance/pension plan (VGBL).

The pensions market is expected to grow 35% in 2002. It currently represents 1.8% of GDP and is growing rapidly. Capitalization revenues are also expected to rise, thanks to the sales of new products.


UNIBANCO
UNIBANCO
30
30

Drive-Thru JK Branch
São Paulo, SP

UNIBANCO ASSET MANAGEMENT

Like other sectors, the investment fund industry was affected by economic instability in 2001. Total assets under management decreased moderately, after increasing about 50% from 1999 to 2000. Unibanco Asset Management (UAM), the group's manager of third-party funds, ended 2001 with R$20.4 billion in assets under management, slightly below the R$20.5 billion managed in 2000. Private pension funds accounted for R$5.0 billion of this total, allowing Unibanco to rank second in this market.

MISSION AND PRIORITIES

UAM seeks to set the Brazilian market standard in three distinct business areas: asset management, investment advisory, and institutional custody. It aims to offer the highest value to each client segment, generating the maximum possible return to shareholders and attracting and retaining the best performer professionals in the market.

UAM offers products and services to four distinct segments, along with the following priorities for each of them:

Retail – increase share within in the Unibanco customer base;

Institutional – maintain focus on outsourcing for the public sector and offering the highest value-added products;

Private – launch new products and distribute managed funds through alternative channels;

Corporate – launch additional and innovative products and strengthen the distribution partnership with the Wholesale Bank.

NEW SERVICES

At the end of 2001, UAM reached an agreement with ABN AMRO Asset Management to manage its back-office services. Implementation of the agreement in 2002 will ensure scale gains of scale and cost savings by adding R$15 billion to the volume processed by UAM. This was the first major transaction of its kind in the Brazilian market and strengthens UAM's institutional custodian business. As more asset management companies are expected to enter into such arrangements, UAM is ideally positioned to capture a significant share of this new market, thus achieving scale gains and reducing unit costs.

Global Ranking – Asset Management
Pension Funds Segment


Dec/01
R$ million
37,409
9,653
5,028
3,764
3,393
Industry
Itaú
Unibanco
Citibank
HSBC

Source: Anbid

Asset Under Management



Dec/01
Retail 36%
Private Bank 8%
Corporate 7%
Institutional 27%
Others 22%

Asset Management Fees



Jan – Dec/01
Retail 73%
Private Bank 5%
Corporate 2%
Institutional 9%
Others 11%

NEW PRODUCTS

In 2001 UAM launched new products in partnership with the Private Bank: Unibanco FIA Private Dividendos, the first equity fund to distribute dividends directly to fund shareholders; Unibanco FIC Private Gold, an actively managed fund; and Unibanco Renda Fixa-M, which seeks a higher medium to long-term return than the Market Fixed-Income Index (IRF-M).

UAM also launched a new family of funds for corporate clients: Unibanco Empresas Renda Fixa, Unibanco Empresas Dólar Máxi, and Unibanco Empresas DI Premium, whose assets reached 4.5% of the corporate portfolio in less than four months.

Additionally, a separate business unit was set up during the year to develop alternative channels for financial institutions and consultants, a sophisticated market in which Unibanco funds meet their select criteria. These are portfolio managers or asset managers interested in offering funds with the highest returns in the market to their clients, who are mostly private investors. Albeit still small, assets under management doubled in its first four months of operations.

RATINGS

UAM is rated AMP-1 by Standard & Poor's. This is S&P's top rating for Asset Management Practices, on a descending scale from AMP-1 to AMP-5. This reflects UAM's strong business profile, the benefit of belonging to the Unibanco Group, strict operating practices and controls, highly skilled personnel, a disciplined investment process and sound fiduciary principles. Credit ratings on the national scale remained unchanged.

Ratings – UAM

	UAM – Long-term credit	brAA -
	UAM – Short-term credit	brA -1
Standard & Poor's	Unibanco DI Corporate Fund	brAA+f/brS1
	Unibanco Previdência Fund	brAA+f/brS3
	Asset Management Practices	AMP-1

□ OUTLOOK FOR 2002

In 2002 UAM will continue to make intensive use of Unibanco's traditional channels while seeking to expand distribution of all products and services to other financial institutions and consultants.

These goals are in line with market trends such as enhancement of corporate governance, significant growth of open-ended pension funds, segmentation of the value chain, demand for high-return assets, and the development of alternatives for less sophisticated investors.


UNIBANCO
Horas
Horas
Interligado à Rede
Banco24Horas
www.unibanco.com.br

30 Hours Branch
São Paulo, SP

UNIBANCO PEOPLE – HUMAN RESOURCES

Unibanco People's guidelines are threefold: recruitment, development and retention of professionals in an unremitting pursuit of enhancement and qualification for the organization's human capital, synchronized with its overall strategies. The Group's workforce comprised a total of 29,704 professionals in December 2001.

RECRUITING PROGRAMS

The Banco Bandeirantes merger added 3,705 employees to the Unibanco workforce, of wich 2,629 took part in self-instruction and classroom training. In addition, 5,017 new employees were recruited in 2001, primarily for the ContAtiva Program and for Fininvest's organic growth program (see Retail Bank).

In 2001 the Bank launched a special program to recruit physically challenged people to provide them with more opportunities and develop their professional potential. The selection process used was as rigorous as for all other employees, including among others the requirement of a university degree, for example. Other recruiting initiatives include an intern program with 227 participants; a trainee program where 49 people were hired for the insurance and credit card companies; and the Bank of the Future Project, in partnership with Campinas University's Development Foundation (Funcamp), designed to identify talent for the development of IT and statistical modeling solutions. The Institutional Trainee Program was also redesigned to become more aggressive and innovative, seeking to train talented graduates to become middle managers within five years.

PROFESSIONAL DEVELOPMENT

Begun in 2001, the 360 degree Assessment Program evaluates excellence in managerial, shared and individual performance. The results are


Performance and Potential Evaluation
PERFORMANCE
Outperformed
Adequate
Underperformed
Maintainance 42%
Development 24%
Monitoring 10%
Definition 7%
POTENTIAL

Unibanco's Employee Education

Degree	1997	1998	1999	2000	2001
Elementary school	10%	10%	7%	5%	4%
High school	66%	65%	60%	60%	59%
College	24%	25%	31%	32%	33%
Extension	1%	1%	2%	3%	4%
Base	23,924	20,607	19,763	19,618	24,126

Note: 2000 excludes Bandeirantes and Fininvest employees. 2001 excludes Fininvest employees.

fed into the organization's Strategic People Plan (Planejamento Estratégico de Pessoas, PEP), which identifies staff potential and performance as a basis for further development.

Unibanco invested R$23 million in training and development during the period, equivalent to 470,000 work hours. Multimedia training accounted for R$5.0 million of the total, resulting in 15,000 activities and 45,574 work hours.

RETENTION

Another aspect of the PEP plan involved detailed mapping of all managers in order to define actions geared to more effective administration of people and business activities. Regarding recognition, the following measures are highlighted:

- extension of authority to allow managers more autonomy in hiring, promoting and compensating;
- continuation of the Bank's aggressive variable compensation policy, for which 83% of the workforce is eligible (the largest proportion between major Brazilian banks);
- implementation in December of a more comprehensive stock option plan to recognize a broader range of different contributions to the Group's ongoing development and growth. The nominees are indicated by members of the Board of Directors or Executive Committee to a special commission. More than 200 managers were awarded in the inaugural nomination.

WALTHER MOREIRA SALLES AWARD

The Walther Moreira Salles Award is the Group's highest honor for exceptional individuals or team projects and ideas, spread over five categories: Innovation, Integration and Teamwork, People Management, Talent Formation and Rotation, and Quality of Service. The second annual edition featured 160 nominees, of which 23 were finalists and five were award winners. Two nominees were honored in a special category. Each team was awarded 200 shares (UBBR11).

MORE AGILE AND EFFECTIVE INFORMATION

The Corporate Portal launched in 2001 is an intranet-based vehicle for communication, permitting quick, easy access to mission-critical information on business activities, strategies and competitors. It also provides information and knowledge for use in professional self-development, and features a Human Resources Portal enabling all employees to access their professional record with details of their career in the organization, thereby helping them to plan development activities.

The immediate benefits of the Corporate Portal include ease of information flows and effective communication, as well as contributions to process rationalization, time-saving in certain tasks and lower costs. The Portal went on-air in March 2001 and is scheduled to be available at the workstations of almost 25,000 staff members before mid-2002.

EMPLOYEE SATISFACTION

To support Unibanco's people management activities, an independent firm has conducted yearly employee satisfaction surveys since 1997. In 2001 the satisfaction index rose to 85%, in line with international benchmarks. The 77% response rate was significant given the staff size increase after the Bandeirantes merger, and a peer group average of about 55%.


Employees Satisfaction Ratio
69%
72%
79%
82%
85%
1997
1998
1999
2000
2001


30
Horas
INTERNET
TALÃO DE CHEQUES
Acesso à Internet
Emissão de Talão de Cheques
Banco24Horas
30
Horas
UNIBANCO
www.unibanco.com.br
ecard
Horas
UNIBANCO
Internet 30 Horas

30 Hours Self-service Express Check
and access to unibanco.com

□ INTEGRATION OF BANCO BANDEIRANTES

The Banco Bandeirantes integration was the IT area's centerpiece in 2001. Planned for since September 2000, the absorption process began in April and was completed strictly on schedule in October 2001. This process involved:

- participation of 2000 Unibanco staff, coordinated by the Integration Group;
- migration of branches every two weeks, a sufficient interval to correct any eventual problem;
- intensive training of Banco Bandeirantes employees to familiarize themselves with Unibanco's systems;
- the development of a sophisticated system which allowed Bandeirantes' customers to continue using banking services such as cards and checks throughout the entire transition period.

The account retention rate was 95.6%, demonstrating the satisfaction of newly acquired customers with the institution. Instrumental to this success were:

- customer satisfaction surveys, conducted 30 days before and 60 days after the migration of each branch. Of 12,500 customers surveyed, 86% were 100% satisfied with the transition;
- a "migration kit", delivered well in advance with detailed information on services in each segment and explanations on how to access them.

The integration process also proved highly cost-effective. Initial cost-savings projections of 35% turned into annualized expense reductions of 42%. Integration expenditures totaled R$111 million, well short of the budgeted figure of R$126 million. As for revenue generation, the number of accounts opened increased significantly over the annual volume registered during the Bandeirantes era.

□ SYSTEMS: MARKET INNOVATIONS

Other important objctives met by the IT area during the year were:

- Migration of Fininvest's data center from Rio de Janeiro to the Unibanco group data center in São Paulo;
- Implementation of the *Sistema de Pagamentos Brasileiro* (SPB), a new settlement and clearing system introduced by the Central Bank. Unibanco's system was ready to come on stream before the planned implementation day (April 22, 2002);
- Creation and implementation of the Security Project, a system for branch transactions which minimizes the handling of cash, saving R$30.0 million per year in transportation expenses;
- Continuing the Capacity Planning Project, which increases processing capacity and information storage to ensure the required stability to support organic growth. The project is scheduled for completion in late 2002, calling for an investment of R$60 million.

☐ INTERNET

The new Unibanco.com web portal was launched in 2001, as was the new 30 Hours Online (Internet Banking) service. With an innovative format and a more objective navigation system, the portal and the internet banking performed well during the year, generating significant growth of the online customer base. The redesign of Unibanco.com and the 30 Hours Online service allowed the introduction of products and services specifically developed for electronic banking.



Online Client Base
615,000
278,300
95,600
1999
2000
2001

Internet	2001	2000	% change
Number of accesses to 30 Hours Online (thousands)	28,214	19,131	47
Number of online transactions (thousands)	46,181	30,770	50
Financial volume through electronic means (R$ billion)	4.11	3.05	35

☐ OUTLOOK FOR 2002

The challenge for Information Technology is to implement projects designed to enhance the quality of services provided to customers while also reducing costs. The main projects for 2002 are: continuing the integration between Unibanco Financeira, Fininvest and Cartão Unibanco, begun in January 2001 and scheduled for completion in 2004; and deactivating Micro 30 Hours therefore transfering all PC banking transactions to 30 Hours Online (Internet Banking).



Raul Soares Park
Maintenance of garden
Belo Horizonte, MG (1998)

RISK MANAGEMENT

Unibanco was a pioneer in the Brazilian financial market by creating the first department with a corporate view of risk management. Called Global Risk Management, it is responsible for managing market, credit and operating risks throughout the group.

MARKET RISKS

Market risks throughout the Unibanco group are monitored and managed independently from those units that generate risk exposure. All financial and principal non-financial subsidiaries, such as credit cards, capitalization, pensions and insurance, are assessed and consolidated on a daily basis. Market risk management is based on limits by risk factor, by institution and consolidated, which are set by both the Financial Committee and the Risk Committee.

Daily assessments and measurements are both statistical (parametric value-at-risk) and non-statistical (sensitivity and stress analysis), allowing risk-generating elements to be consistently compared with Unibanco's established risk limits.

Careful attention is paid to monitoring liquidity risk, where daily cash flow reports are analyzed, consolidated and simulated, including stress analysis, in compliance with Central Bank Resolution 2804.


Segmented Market Risk
Dec/01
Banco1.net
Cartão Unibanco
Banco Fininvest
Investcred
Banco Dibens
Local treasury
Equities
Unibanco Securities
International treasury


Market Risk, by Risk Factor
Dec/01
TR - indexed
IGPM - indexed
Pre-fixed
Foreign currencies
Stocks
US$ dollar - indexed
International interest rate


Total VaR vs Gross Profit
Gross profit from financial intermediation
Upper limit
Lower limit
2001


Total Backtest VaR
Gross profit from financial intermediation/Equity
VaR/Equity

CREDIT RISKS

Credit risks are also managed independently of the functions that identify and validate exposure. The widely used methodologies and tools employed by the group's various segments and business units were upgraded during 2001.

Time series are used to observe customer migration. The ensuing analysis focuses on possible changes or deterioration in standards involving classification, maturity, segment, industry, business type, geographic location and product. This provides advance warning of any variations that may affect portfolio quality, either by concentrating exposure or changes in scenarios.

Environmental risk is also an important subject of attention to ensure compliance with the growing body of applicable local and international regulations.

The Risk Management area has been taking an active part in implementing the Central Bank's new Risk Center, a commitment that will be extended throughout 2002.

OPERATIONAL RISKS

Operational risks relate to an institution's unexpected losses, due to its systems, practices and controls being unable to withstand human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

In line with international best practices and Brazilian regulatory requirements, Unibanco has created an internal controls structure with two main components: a Risks & Controls Guide to ensure all staff members use the same terminology and have a common understanding of the controls; and an Internal Controls System, available through the Corporate Intranet Portal and accessible to all group areas. Evaluations are done periodically, in which business lines, together with Risk Management staff, identify their main activities and inherent risks, and evaluate the effectiveness of their internal controls. This process ensures that controls are continuously enhanced and thereby minimizes risk exposure.

The collected assessment enable management to monitor and evaluate the performance of the business lines, as well as to identify those areas with greater potential risk. This structure is used to define indicators and provide a database to quantify exposure to operating risk, thus ensuring rational capital allocation.

Risks Identified in the Group


Market
3%
Legal
11%
Credit
5%
Operational
81%

Control Measures Used in the Group


Competences and limits
9%
Access controls and contingency plans
12%
Authorization and reconciliation
16%
Internal norms and training
21%
Availability and standardization of information
42%

□ CAPITAL ALLOCATION

Allocation of capital is vital for today's financial institutions, both as a risk assessment tool and because it is directly linked with those instruments that quantify added value to stockholders.

In 2001 the Bank implemented a company-wide capital allocation methodology, based on three major elements:

- Compliance with the Brazilian regulatory minimum capital adequacy requirements for financial institutions, whereby sufficient capital must be allocated to cover risks, protecting the institution's integrity and, consequently, the funds entrusted to it by third parties and stockholders;
- Application of internal risk quantification models (economic calculation) whereby capital should equal a surplus of assets over liabilities to protect the institution from a potential crisis, with a certain confidence level, guaranteeing future returns to stockholders in spite of the uncertainties faced by the business;
- The New Basel Capital Accord.

From the standpoint of risk differentiation and diversification, using internal quantification models is the ideal means to obtain economic capital. While Unibanco is subject to Brazilian law, this does not prevent the group from using the numbers generated by internal models. Therefore, its capital allocation criterion is the maximum value obtained between the regulatory calculation and those provided by the internal risk quantification models.

The following graphs illustrate capital allocation for Unibanco's Retail and Wholesale business units. The proportions take into account quantification of credit, market and operational risks, Brazilian regulatory minimum capital requirements, application of internal risk quantification models and recommendations from the New Basel Capital Accord.

For a more detailed description of the group's risk factors, please see Unibanco's Form 20-F, available from the United States Securities and Exchange Commission (SEC) or through the Unibanco Investor Relations website.


Capital Allocation
Retail Bank
Bancol.net
Dibens
Fininvest
Cartão Unibanco
Unibanco Financeira
Credicard
Retail businesses
In-Store Banking
Corporate site branches
Branches
Wholesale Bank
International/ Treasury/ Financial institutions
Private Bank
Equity capital markets/ M&A
Cash management
Corporate finance



CAU - Unibanco Administrative Center
São Paulo, SP

ACCOMPLISHMENTS IN THE YEAR

Best corporate governance practices are a constant commitment of Unibanco's senior management.

In June, Unibanco and Unibanco Holdings joined the Bovespa Corporate Governance Level 1, thus becoming one of the first companies to be included in Brazil's new Corporate Governance Index (IGC). Inclusion in Level 1 entails a commitment to the highest standards of corporate governance, and in the transparent, concise and timely disclosure of information on the company and on its controlling shareholders, directors and senior managers. This required minimal changes to Unibanco's procedures and bylaws, as it had been complying with SEC requirements since 1997, when Unibanco became the first Brazilian bank to trade on the New York Stock Exchange.

In August, Unibanco became the first Brazilian company to be rated for corporate governance by an independent agency, SR Rating, scoring 8.4 on a scale from 1 to 10. The methodology used by SR Rating, one of only five agencies worldwide which rate companies for corporate governance, recognizes the quality of practices and procedures relating to shareholders, the board of directors, senior executives, independent audits, transparency and ethics.

Finally, in October, Unibanco was included in the Dow Jones Sustainability Group Index. The DJSGI comprises companies in 62 sectors and 26 countries, ranked by economic, social and environmental criteria. The aggregate market value of these firms exceeds US$5.0 trillion. Companies listed in the index must rank in the top ten in their sector, based on these criteria, and to-date only three other Brazilian companies are part of this select group besides Unibanco. The DJSGI is a benchmark for an ever-growing number of investors and funds with a Socially Responsible Investment (SRI) profile.

Unibanco was also recognized in two other important ways in 2001. It was the only Latin American bank nominated for *Investor Relations* magazine's "Best Latin American Company in Investor Relations in the US Market" award. As well, Unibanco's Investor Relations website won the "Top 5" award from MZ Consult and Latin Finance Magazine for the best Investor Relations websites in Latin America and Brazil (see Investor Relations, in this chapter).

OWNERSHIP STRUCTURE

Unibanco is controlled by Unibanco Holdings, which owns 59.2% of the group's total equity. This structure, created in 1994, has enabled the bank to leverage its capitalization for growth and acquisitions. Both organizations pay out almost identical dividends per share owing to a combination of three factors: the number of shares comprised in the equity of Unibanco Holdings is equal to the number of Unibanco shares held by Unibanco Holdings; dividends received from Unibanco are Unibanco Holdings' sole source of cash revenues; and Unibanco Holdings distributes 100% of the dividends received (see Unibanco and Unibanco Holdings' Stock – Dividend Policy).

Shareholder Structure

Dec/01

Unibanco Holdings	ON%	PN%	Indirect stake in UBB%
Moreira Salles Group	66.7	0.3	17.5
Strategic shareholders*	30.7	27.7	17.2
Float PN/Units	-	12.3	4.1
Float GDS	-	57.7	19.1
Float ON	2.6	-	0.7
Treasury	-	2.0	0.6
Total	**100.0**	**100.0**	**59.2**

Unibanco	ON%	PN%	Total %
Unibanco Holdings	96.6	15.9	59.2
Strategic shareholders**	0.5	20.5	9.8
Float Units	-	8.9	4.1
Float GDS	-	41.7	19.3
Float ON e PN	2.9	9.4	6.0
Treasury	-	3.5	1.6
Total	**100.0**	**100.0**	**100.0**

54.7%*** (Float PN/Units, Float GDS and Float ON of Unibanco Holdings plus Float Units, Float GDS and Float ON e PN of Unibanco)

* Commerzbank AG, Caixa Geral de Depósitos, The Dai-Ichi Kangyo Bank, Grupo Sul América and Bahema
** Commerzbank AG
*** Represents Unibanco's free float

GOVERNING BODIES

Unibanco's senior administrative body is the Board of Directors, whose four members serve three-year terms. Reporting to the Board are the executive directors, whose eighteen members are elected annually by the Board.

The Board of Directors establishes Unibanco's policies and strategies, which are then implemented by the executive directors.

Along with the executive directors, other committees have been formed to integrate and oversee the Group's management structure. These are:

- **Policy and Strategy Committee (CPE)** — The CPE evaluates policy and strategy execution, as well as business plans in the various operating areas (Retail, Wholesale, Insurance, Asset Management) and their respective business units. It has seven members: the four members of the Board of Directors, plus the Chief Financial Officer and the presidents of the Retail and Wholesale Banks.

- **Executive Committee, Financial Group** — Formed by the members of the CPE plus the chief executives of the Insurance and Asset Management business units and the head of Human Resources. This body monitors the Group's financial results and activities on a monthly basis, and also discusses and approves institutional initiatives.

- **Executive Committee, Bank** — Four members (the CPE chairman - who also chairs this committee - plus the presidents of the Retail and Wholesale Banks and the CFO) monitor the Bank's main activities on a monthly basis, to ensure synergies between Retail and Wholesale.

- **Specific Committees** — These are business and policy-specific committees covering the entire spectrum of Unibanco's activities, products and services, which meet daily, bi-weekly or monthly, as required, and include: Finance Committee, Audit Committee, Risk Committee, Ethics Committee, Retail Executive Committee, Wholesale Executive Committee and the Marketing Committee, among others.

BOARD AND MANAGEMENT

BOARD OF DIRECTORS

Chairman
Pedro Moreira Salles

Vice-Chairmen
Gabriel Jorge Ferreira
Tomas Tomislav Antonin Zinner

Member of the Board
Israel Vainboim

Legal Department
Director - Márcia Freitas

Internal Auditing
Executive Director - José Lucas de Melo

Internet
Executive Director - Geraldo Travaglia Filho

Government Affairs
Director - Rogério Scofano

Human Resources (Unibanco Pessoas)
Director - Rogério Braga

BANK OFFICERS

Executive President - Retail
Joaquim Francisco de Castro Neto

Administration
Vice-President - Adalberto Schettert

Credit and Collection
Director - Paulo Gaspar

Technology
Executive Director - Élio Boccia

Marketing and Products
Executive Director - Armando Pompeu

Branch Network
Vice-President - Danilo Mansur

Executive President - Wholesale
Fernando B. Sotelino

Cash Management
Director - Romildo Valente
Corporate Credit
Executive Director - Aldo Faccin
Equity Capital Markets / M&A
Executive Director - Murilo Kammer
Corporate Finance
Executive Director - Álvaro Sá Freire Jr.
German Desk
Executive Director - Wilhelm Zeise
Human Resources
Director - Maria Luisa Mendes
Treasury, International and Fixed Income
Executive Director - Sérgio Zappa
Japan Desk
Executive Director - Koji Yamada
Planning and Marketing
Director - Antonio Miranda
Portuguese Desk
Executive Director - Miguel de Salema
Private Banking
Vice-President - Celso Scaramuzza

Executive Vice-President - CFO
Cesar Sizenando

Accounting / Investor Relations
Director - Fernando Santoro
Controlling
Director - Jânio Gomes
Corporate Strategy
Director - Marcelo Orticelli
Global Risk Management
Director - Antônio Duarte Jr.

SUBSIDIARIES

Insurance Group
President - José Rudge

Unibanco AIG Seguros (Insurance)
Executive Vice-President - José Roberto Haym
Unibanco AIG Previdência (Pension Funds)
President - Carlos Ximenes
Unibanco Capitalização (Capitalization)
Vice-President - Antônio Trindade

Banco Dibens
President - Manoel de Oliveira Franco

Banco1.net
President - Luiz Urquiza

Banco Fininvest
President - Márcio Schettini

Cartão Unibanco (Credit Card)
President - Márcio Schettini

Unibanco Asset Management
President - Jorge Rosas

Unibanco Corretora (Brokerage House)
Executive Director - Jamil Farath

□ INVESTOR RELATIONS

The mission of Unibanco's Investor Relations (IR) Area is to guarantee full and transparent access to accurate information on the Group, keeping with best corporate governance practices. IR seeks widespread dissemination of company's information to contribute to Unibanco's market value and liquidity of its shares.

To meet local and international demand, meetings were held during the year with analysts at three regional chapters of Abamec, the national association of capital market analysts. In addition, a nationwide meeting with Abamec took place in November. The Bank also delivered presentations at 14 conferences in Brazil and abroad. Some 270 other meetings with analysts and investors were held during the period (up from 250 in 2000), in addition to press releases on relevant events and teleconferences.

Unibanco's IR website won for the second consecutive year the "Top 5" award from MZ Consult and *Latin Finance* magazine. In the fourth edition, which for the first time covered the whole of Latin America, Unibanco remained in the Top 5 - Brazil and came second out of 280 companies from Brazil, Mexico, Argentina and Chile in the Top 5 - Latin America category.

□ PUBLICATIONS AND INFORMATION

All material information regarding the Unibanco group and its subsidiaries is released simultaneously to regulatory authorities in Brazil, United States and to the market at large. Financial statements are drawn up in accordance with Brazilian and US GAAP accounting principles. The Bank complies with rules on transparent disclosure and other demands issued by regulatory bodies in Brazil and elsewhere, including the Central Bank of Brazil, Comissão de Valores Mobiliários, the Federal Reserve and the Securities and Exchange Commission.

Balance sheets and income statements are issued every quarter, and published in the press semi-annually. Quarterly earnings reports, press releases, notices of material events, dividend payments, institutional presentations and other useful information on the Unibanco Group can be obtained from the Investor Relations Area and through the Investor Relations website at www.unibanco.com – option Investor Relations.

Information on Unibanco stock can also be obtained online from the sites of New York Stock Exchange (www.nyse.com), the São Paulo Stock Exchange (www.bovespa.com.br/ciaslistadas) and The Bank of New York (www.adrbny.com).



Oeste Verde
Nurseries for native seedlings
Rio de Janeiro, RJ (2001)

Unibanco shares trade actively on the São Paulo Stock Exchange (Bovespa) and New York Stock Exchange (NYSE). About 55% of Unibanco's total equity is held by some 200,000 stockholders.

Trading Shares

Brazil (Bovespa)	
UBBR3 – Common (per 1000 shares)	
UBBR4 – Preferred (per 1000 shares)	
UBBR11 – Unit* (per 1000 units)	
USA (NYSE)	
UBB – ADR (GDS) (per 500 units)	

* 1 preferred Unibanco share plus 1 preferred class B Unibanco Holdings share.

Total Shares Outstanding

Common	75,568,744,349
Preferred	63,019,467,863
Treasury	2,297,621,106
Total	**140,885,833,318**

DIVIDEND POLICY

Brazilian law requires a dividend distribution of at least 25% of net income. Unibanco distributes 35% of net income after setting aside 5% as a legal reserve, while Unibanco Holdings pays out its entire annual cash earnings (dividends received from Unibanco) after setting aside the legal reserve, up to a limit of 20% of registered share capital.

Unibanco paid out R$171.0 million in dividends in January 2002 and R$152.2 million in July 2001. This R$323.2 million total dividend for fiscal 2001 was 22.5% greater than in 2000.

SHARE BUY-BACK PLAN

On September 20, 2001, a new share buy-back plan was announced for Unibanco and Unibanco Holdings shares, which was extended on December 27 for another three months.

Shares may be repurchased at market prices or through options trading. In compliance with CVM rules, no more than 10% of the total number of shares outstanding in a given class may be held in treasury. The following limits were set for the plan:

Share Buy-Back Plan

Type of share	Limit for repurchase*
Unibanco PN (UBBR4)	3,177,019,267
Unibanco ON (UBBR3)	257,364,326
Holdings PNB (UBHD6)	3,398,157,892
Total	**6,832,541,485**
Unit (UBBR11)	3,177,019,267
GDS (UBB)	6,354,039

* Includes the share increase dated october, 31 2001 due to the spin-off with incorporation of Banco Bandeirantes de Investimentos (BBI).

Total Repurchased Shares

		Dec/01		
Type of Share	**Format**	**Quantities**	**# of repurchased shares - Unibanco**	**# of repurchased shares - UBB Holdings**
UBBR11	1000 shares	46,500	46,500,000	46,500,000
UBB	unitary	1,702,500	851,250,000	851,250,000
UBBR4	1000 shares	153,200	153,200,000	–
		Subtotal	**1,050,950,000**	**897,750,000**
		Total		**1,948,700,000**

As of December 31, 2001, 1,948,700,000 shares had been repurchased at an average price of R$37.10 each, the high-low being R$55.91 and R$34.87, respectively. The total spent was R$82.6 million. The market value of treasury shares repurchased, based on the December 28, 2001 unit price on the Bovespa, was R$98.4 million. Total treasury stock at year-end was valued at R$116.0 million.

Share exchanges are carried out in order to ensure that Unibanco does not hold shares from its controller Unibanco Holdings, acquired through Units and GDSs. The shares exchanged are also booked as treasury shares.

Unibanco

Treasury Stock – Preferred	
Initial balance in 12/31/00	324,523,857
Total repurchased – preferred	1,050,950,000
Total shares exchanged with Unibanco Holdings	922,147,249
Final balance in 12/31/01	2,297,621,106

Appreciation: Unibanco vs. Ibovespa vs. Dow Jones



120
100
80
60
40
Base 100 = 01/02/2001
Jan/01
Feb/01
Mar/01
Apr/01
May/01
Jun/01
Jul/01
Aug/01
Sep/01
Oct/01
Nov/01
Dec/01
Ibovespa
Dow Jones
GDS
Unit

Stock Performance

	Bovespa			NYSE
	UBBR3 R$	UBBR4 R$	UBBR11-Unit R$	UBB-GDS US$
Opening price January 2, 2001	110.83	52.82	114.98	29.06
Closing price December 31, 2001	110.00	51.00	101.00	22.30
Annual average price	113.99	47.93	103.71	22.43
% change in the year	-1.80	-5.90	-9.80	-18.70
Maximum price	123.00	59.95	129.00	32.69
Minimum price	107.00	35.00	72.00	13.40
Daily average value (in R$ thousands)	90.02	424.44	1,466	6,268
Daily average volume (# of shares)	789,669	8,621,399	14,501,653	281,979

Source: Unibanco Research, Bloomberg, Fleet Specialist Inc.

SHAREHOLDER AND INVESTOR INFORMATION

GDS Program (Global Depositary Shares)

Depositary Bank

The Bank of New York
Shareholder Relations
P.O. Box 11258 - Church Street Station
New York, NY 10286-1258 USA
Phone (Toll free): 1-888-BNY-ADRS
(269-2377)
Phone (International): 1-610-312-5315
e-mail: shareowner-scvs@bankofny.com
Website: www.adrbny.com

Custodian

Unibanco – União de Bancos Brasileiros S.A.
Rua João Moreira Salles, 130 Building D Level 2
05548-900 São Paulo, SP - Brazil
Phone: (5511) 3789-8559
Fax: (5511) 3789-8595
e-mail: cesar.werneck@unibanco.com.br

Specialist Firm

Fleet Specialist, Inc
Ricardo S. Beninatto
Director, Latin America
14 Wall Street, 21st Floor
New York, NY 10005-1901 USA
Phone: (212) 589-0114
Fax: (212) 589-0452
e-mail: ricardo.beninatto@fleet-specialist.com

Brazilian Shares

Shareholder Services

São Paulo
Rua da Quitanda, 157 4th floor
01012-010 São Paulo, SP - Brazil
Phone: (5511) 3119-4336
Fax: (5511) 3119-4211

Rio de Janeiro
Rua Sete de Setembro, 111
20050-002 Rio de Janeiro, RJ - Brazil
Phone: (5521) 2277-1233
Fax: (5521) 2277-1220

Independent Auditors

Brazil

Deloitte Touche Tohmatsu Auditores
Independentes
Rua Bela Cintra, 881
01415-910 São Paulo, SP - Brazil

International

PricewaterhouseCoopers Auditores
Independentes
Avenida Francisco Matarazzo, 177
05001-400 – São Paulo, SP – Brazil

PUBLICATIONS AND INFORMATION

Quarterly Reports, Press Releases, Annual Reports and Financial Statements are available in the Investor Relations Department and on the website www.unibanco.com - Investor Relations (see Corporate Governance – Publications and Information).



Environmental Education Center
Horto do Maruípe
Vitória, ES (2001)

Throughout its 77-year history, Unibanco has undertaken initiatives to make a genuine contribution to the development of the nation and of the communities in which it operates. In its activities as a financial institution it prioritizes both social responsibility and sponsoring of projects geared to social and environmental causes. In the area of social investment, Unibanco extends grants and supports programs and entities dedicated to culture, education, health and volunteer service. It also sponsors environmental projects geared to conservation and education. This commitment was the inspiration for the creation of Instituto Moreira Salles, set up in 1990 to promote and develop cultural programs, and of Unibanco Ecology, launched in 1991 to support environmental initiatives.

Additionally, Unibanco is a member of Instituto Ethos, a not-for-profit organization that promotes corporate social responsibility (CSR) to which more than 500 companies are affiliated. Unibanco was one of the first companies to receive a "Friendly to Children" seal from the Abrinq Foundation for Children's Rights. The seal is awarded to organizations that effectively contribute to enhancing the quality of life for underprivileged children and adolescents.

□ SOCIAL PROGRAMS

Unibanco has always maintained close ties to the communities in the cities and regions in which it operates.

Culture

What matters is not just organizing an event, but developing regular programs that educate and entertain the community.

Maintained by Unibanco, the Moreira Salles Institute is a not-for-profit organization whose objective is to promote and develop Brazilian culture. The institution's distinguishing feature is developing and executing projects that result in its culture-fostering program. The Moreira Salles Institute has five focus areas: photography, literature, cinema, fine arts and popular music.

The Institute has four cultural centers: one in Rio de Janeiro, one in São Paulo and two in Minas Gerais. In 2001, more than 100,000 people visited its cultural centers. The Rio de Janeiro Moreira Salles Institute houses the Technical Photographic Archives. Here, a collection in excess of 100,000 images is stored, including important nineteenth century collections, such as that of Marc Ferrez (1843-1923), one of the masters and pioneers of photography in this country. Furthermore, the Institute coordinates the activities of the Espaços Unibanco de Cinema (Unibanco Cinema Space chain), which is geared toward high quality programming. Its movie theatres, at present, can be found in Rio de Janeiro, São Paulo, Belo Horizonte, Juiz de Fora, Porto Alegre and Fortaleza, totaling 36 cinemas spread across twelve movie theatre complexes. This is the country's largest private complex focusing exclusively on the arts and culture. More than 1,750 thousand spectators have visited the chain's cinemas.

Instituto Moreira Salles

□ **Guadalajara International Book Fair** – The leading Latin American book fair paid homage to Brazil in 2001. The IMS displayed an exhibition of photographs and books by Madalena Schwartz, which are part of IMS's collection.

□ **Cadernos de Literatura Brasileira** – The 11th issue of this semiannual literature journal published by the IMS featured Ignácio de Loyola Brandão. More than 1,000 people attended a special evening of autographs to celebrate the opening of the newest addition to Espaços Unibanco de Cinema, the Galeria Instituto Moreira Salles at Unibanco Arteplex in São Paulo. The gallery opened with an exhibition of photographs of cities mentioned in books by Loyola Brandão.

□ **Marcel Gautherot's Brazil** – Opening of the photography exhibition and introduction of the book of the same name of the artist who was one of the most important foreign photographers working in Brazil. The Marcel Gautherot (1910-1996) collection belongs to the Moreira Salles Institute.

□ **Tate Modern** – Century City: Art and Culture in the Modern Metropolis, Tate Modern's inaugural exposition, included photographs by Marcel Gautherot on loan from the IMS.

□ **Students** - Programs for school students included guided visits to exhibitions, video sessions and presentations by writers, with some 40,000 students attending the IMS cultural centers.

Espaço Unibanco de Cinema

□ **Unibanco Arteplex** – Opening of a new nine-theatre, 1,335-seat cineplex specializing in quality entertainment with state-of-the-art technology.

□ **Escola no Cinema (Films for Schools)** – A program for teachers and students which attracted some 30,000 people to the IMS's theaters.

□ **Movie releases** – 115 pre-release showings were held during the year.

Education

Unibanco supports and develops activities designed to spread fundamental and technical knowledge across a wide range of population segments.

□ **Alfabetização Solidária** – Since July 1998, Unibanco has contributed to the funding of Comunidade Solidária, a Federal Government welfare and education program. In 2001, Unibanco's grants to Alfabetização Solidária totaled R$510,000 (R$255,000 for each of two six-month modules), benefiting 2,500 students in Bahia and Pernambuco. Activities are carried out in partnership between the Ministry of Education and business, institutions, state governments, universities and individuals with the aim of reducing illiteracy, especially among 12 to 18 year-olds. Alfabetização Solidária operates in the 1,578 municipalities with Brazil's highest illiteracy rates, including São Paulo, Rio de Janeiro, Brasília, Fortaleza and Goiânia. The program had helped 2.4 million people by December 2001.

□ **Projeto Informatizar** – An initiative of Banco Fininvest in partnership with *O Povo*, a Rio de Janeiro newspaper, providing free computer training in five converted school buses, each equipped with 12 PCs and located in different parts of the city. The program trained and certified some 2,700 students in 2001.

□ **Junior Achievement** – Associação Junior Achievement has been supported by Unibanco since 1997. Founded in 1919, Junior Achievement is a not-for-profit organization based in the U.S. and active in more than 100 countries, introducing more than 40,000 students into the world of business with support from private enterprise. In 2001 Unibanco partnered with the association through voluntary service by 12 professionals from Unibanco Administrative Center, selected to undertake initial work with students at a public school near the Center. The professionals led courses lasting six to eight weeks for students in grades 5 through 8.

Health

Through its products, services and direct contributions, Unibanco aids in the fight against several diseases affecting the population.

□ **Child Cancer** – Collaboration with Hospital das Clínicas in São Paulo to build and equip a children's cancer hospital with 70 beds and capacity for 2,000 examinations and 2,000 chemotherapy sessions per month, with technical assistance from the Pediatrics Department of the University of São Paulo School of Medicine. Unibanco also collaborates with the Bahia and Recife Support Groups for Children with Cancer.

▫ **Breast Cancer** – Among the products sold by Unibanco AIG Seguros is Women's Insurance, in partnership with Instituto Brasileiro de Controle do Câncer (IBCC), well known for its work in cancer research, treatment, education and prevention. The policy covers the expense of treating any type of cancer except skin cancer. Part of the premium income is donated to IBCC, which runs a campaign under the slogan "Fashion Targets Breast Cancer", an international benchmark in prevention. If a policyholder is diagnosed as having cancer, she receives full coverage for expenses not covered by regular health plans.

▫ **Muscular Dystrophy** – Contribution to the maintenance of clinics run by Abdim, the Brazilian Muscular Dystrophy Association. Unibanco also makes the 30 Hours call center available to customers who want to make donations. For over ten years Abdim has provided free treatment for poor children with progressive muscular dystrophy, including physiotherapy, art education, and counseling. The association also assists on average 100 children from low income families per week.

▫ **São Paulo Hospital** – Collaboration on a project to rebuild the urology unit of São Paulo Hospital, a renowned teaching hospital that belongs to São Paulo School of Medicine. The new unit has five complete wards, a fully equipped nursing center, a theater with teleconferencing facilities for connection with other hospitals and universities, and one of the most up-to-date operating theaters in the southern hemisphere. The hospital cares for the poorest members of the population.

▫ **Instituto Cisne** – Unibanco contributes to Instituto Cisne de Pesquisa, a research institution that specializes in studying and helping young people and adults with difficulties in learning and/or social inclusion.

Volunteer Service

In 2001, the International Year of Volunteers, Unibanco strengthened its policy of fostering and facilitating employee participation in activities that benefit the society.

▫ **SuperAção Social** – An initiative undertaken by employees of Unibanco involving professionals in Banking Services, Security, Property, Control and Corporate Projects through social activities geared to providing effective assistance to charities in social work, culture and recreation. The idea became so popular that it was transformed into the SuperAção Social campaign involving 4,000 professionals as well as their families and friends. Five teams worked on the campaign from July through September collecting donations of winter clothes, food and school books, provided entertainment for philanthropic organizations, contributed to environmental conservation campaigns, raised funds for Instituto Ronald McDonald de Apoio à Criança (the Brazilian equivalent of Ronald McDonald House Charities) and donated blood, among others. These activities benefited 87 charity organizations in several states. Unibanco donated funds and provided support infrastructure. The campaign will be repeated in 2002.

▫ **Toys & Clothes Campaigns** – Held every year in the holiday season and during winter, respectively. For every toy donated by employees, Unibanco donates another; for every kilogram of clothes donated, Unibanco donates a blanket. In 2001 the number of toys collected totaled 46,356, twice as many as in 2000, and 6,197 kg of clothes, 28% more than the previous year, being delivered to 41 registered charities.

□ ECOLOGY

For over 30 years, Unibanco has lent its support to environmental programs. This commitment was strenghtened in 1991 with the creation of the Unibanco Ecology Program.

Unibanco Ecology

Unibanco Ecology is an environmental conservation and education program, including waste recycling. It focuses on relatively small-scale initiatives, although in certain cases it contributes to activities on a larger scale, thus serving small, medium and large cities. Instituto Unibanco, a not-for-profit entity controlled by the Group, funds the program. Among the supported projects are Núcleo União Pró-Tietê, one of the first initiatives of Unibanco Ecology, designed to clean up the Tietê River, and more recent efforts such as Projeto Reolon, a waste recycling program, Oeste Verde, which rehabilitates degraded areas in Rio de Janeiro, and Projeto Raízes, involving the construction of an environmental education classroom and an organic garden for 140 children from low income families in São Paulo.

Other Unibanco Ecology initiatives include the Summer Campaigns, whereby environmental education activities are carried out among bathers at Brazilian beaches. These campaigns are supported by employees of Unibanco branches in cities such as Recife, Fortaleza, Rio de Janeiro, São Sebastião (SP) and Florianópolis.

Unibanco Ecology, which celebrated its tenth year in 2001, has received 29 national and international awards, including the International Public Relations Association's Golden Award, an honorable mention from the U.N., the Eco Award, Top de Ecologia and the Henry Ford Prize. In 2001 the program received two awards from the Brazilian Sales and Marketing Directors Association (ADBV): Top Social, and recognition of Projeto Raízes.

□ **Energy Conservation** – Responding rapidly to the Government's announcement of electricity rationing in May, Unibanco implemented a program to reduce power consumption. Some measures with an immediate effect included simulations of power cuts and installation of generators and no-breaks power supplies, as well as a reduction in the use of elevators and replacement of light bulbs and equipment. In addition, employees were encouraged to take part in the Unibanco Marathon, which offered prizes for the best electricity reduction ideas. Some of the ideas to reduce consumption and generate energy by alternative means will be retained after rationing ends in order to enhance energy conservation on a permanent basis. Unibanco also offered credit to individual and corporate customers to finance energy generation and conservation projects, backed up by an effective advertising campaign.

□ SOCIAL INDICATORS

People

For Unibanco, people are its key competitive advantage.

The organization employs 29,704 people and its constant concern with professional development, performance and recognition is reflected in many initiatives, including trainee and internal talent incentive programs, profit sharing, and supplementary pension plans (see Human Resources).

Unibanco also has the following MBA programs for employees to enhance their professional skills:

□ **UBB Master** – In partnership with Fundação Dom Cabral, the top MBA program in Brazil according to *Você s.a.* magazine, UBB Master enables students to experience best management practices, face tough challenges and prepare to manage change as well as people. Three groups of 35 people each took part in 1999-2001;

▫ **Foreign MBA Programs** – To qualify for this program, employees must be admitted to one of the *Financial Times'* top ten business schools and pass an interview with the Unibanco's Board of Directors. In 2001, nine employees were sponsored.

Benefits

Unibanco offers its employees a number of benefits, including:

▫ **Pension Plans** – To retain talent and provide long-term savings for retirement, Unibanco offers a pension plan program to all its employees. The bank and the employees who chose to take part in the program contribute to a free benefit generating plan (PGBL – Plano Gerador de Benefícios Livres). Employee contributions range from 1 to 9% of their salaries, depending on age, while Unibanco contributes from 50 to 200% of this figure, depending on the group's financial results. Participants can opt for a conservative, moderate or aggressive pension fund. By year-end, 7,500 employees were pension plan holders.

▫ **Profit Sharing** – In addition to a profit sharing program agreed by all banks in Brazil as a result of collective bargaining, in 1996 Unibanco introduced its own program in which employees receive a share of profits based on individual, team and corporate performance. Profit sharing payments are made semiannually.

▫ **Credit** – Unibanco offers its employees special mortgage financing,

Unibanco's Employee Profile*



By age
from 20 to 29 years 43%
from 30 to 39 years 38%
from 40 to 49 years 15%
up to 19 years 2%
more than 50 years 2%
By time at the company
up to 5 years 57%
more than 20 years 5%
between 10 and 20 years 20%
between 5 and 10 years 18%
By education
high school 63%
college 29%
elementary 5%
extension 3%
By gender
female 55%
male 45%

* Base: 29.704 employees in December 31, 2001

through which 1,900 had borrowed $84.5 million by year-end. Unibanco also offers a special line of credit amounting to R$32.4 million in December 2001, from more than 11,000 employees.

Social Dimension of Unibanco's Business Activities

By providing banking services in 296 municipalities throughout Brazil, Unibanco contributes to the nation's economy.

Collections and Payments

In 2001, through its branch networks and corporate site branches (PABs), Unibanco collected R$17.4 billion in taxes, utility concessionaire bills and other receivables of similar nature. This meant processing some 36.3 million documents. Disbursements of Government Social Security (INSS) benefits amounted to roughly R$ 5 billion and involved some 12.7 million transactions.

Microcredit

Brazil is estimated to have more than 9.5 million small enterprises, involving some 13 million people, without access to credit from the traditional financial system. To facilitate access to credit for small entrepreneurs, Fininvest partners with the City of Rio de Janeiro Department of Labor in a microcredit system called RioCred, founded in August 1998.

RioCred currently has three offices in Pilares, Campo Grande and Taquara. In three years it has extended more than 3,300 loans totaling R$4.5 million, for an average of about R$1,350 each. 78% are for working capital and 80% are for retailers.

Given the significant size of the informal sector in the Brazilian economy, microcredit plays an important social role, contributing to job creation and income distribution.

Social Credit Cards

In 2001 Cartão Unibanco participated actively in a number of social projects. At year-end the company had a total portfolio of more than 35,000 private label cards affiliated to well-known charities and NGOs, such as Greenpeace, Instituto Ecológico Aqualung, Fundação Abrinq and Fundação Ruben Berta. The total amount transferred in 2001 was approximately R$330,000.

Plin Community Action Campaign

In 2001 Unibanco Capitalização, the Bank's savings and annuities arm, launched the Plin Community Action campaign to benefit local communities. The campaign strategy was based on the distribution of toys and food when stipulated sales targets were reached. Some 194 tonnes of food and approximately 7,000 toys were distributed to more than 480 institutions chosen by employees of the branches involved.

Socially Responsible Investor Research (SRI)

In January 2001 Unibanco launched the first research service in Brazil for socially responsible investors (SRI). The survey provides social and environmental information on listed Brazilian companies, encompassing raw materials used, emission and effluent levels, environmental management, policies for disclosure of social and environmental information, and relations with employees and communities, among others. Although demand for this type of survey is strong in Europe, the U.S. and Canada, it is still incipient in Brazil.

Relations with Stakeholders

Unibanco has always held among its genuine values the conviction that its growth should be driven by sound and ethical relations with customers and clients, employees, suppliers, shareholders, government and other financial institutions.

Among the most important recent initiatives in this regard is the publication of a Manual of Conduct & Ethics that gives all employees a clear and accessible summary of the ethical values on which Unibanco bases its business activities. These core values include standards for relations with stakeholders of all kinds, formal procedures, and creation of the Ethics Committee, a specific forum for resolution of controversial issues.

Communication with stakeholders through dedicated channels is performed in the most appropriate manner for the needs of each segment. Customer, employee and supplier satisfaction is regularly monitored. Best practices of corporate governance are an integral part of Unibanco's corporate policies. An open disclosure policy fully complies with the rules and regulations issued by the capital markets and by the government authorities (see Corporate Governance).

Unibanco also participates actively in forums for the banking industry and other sectors, offering suggestions and discussing industry association initiatives designed to contribute to the continuous enhancement of the Brazilian financial industry.

Unibanco believes that it can contribute to the constitution of a company attuned to its social obligations, to a more transparent, efficient and ethical financial market, and to a more just and egalitarian society.

OTHER EXAMPLES OF PROJECTS SUPPORTED BY UNIBANCO

Culture

- 30 Masters of Painting in Brazil
- Sponsorship of films and documentaries
- Sponsorship of cultural activities carried out at Casa de Portugal
- Sé Cathedral

Healthcare

- Santa Casa de Misericórdia Hospital - Porto Alegre
- Santa Casa de Misericórdia Hospital - Florianópolis
- ADM - Association of Motor Deficient People
- Partnership Against Drugs Association
- Zerbini Foundation

Volunteer Work

- Volunteer Work Fair
- Credicard Institute Volunteer Program

Ecology

- Water Resources Company of the State of Pernambuco
- São Sebastião City Council
- Viva Rio Association
- Villa-Lobos Park
- Adoption and Conservation of Public Squares
- State of Pernambuco Environment Company
- Maintenance of the Boa Viagem Public Gardens
- ACADES - State of Santa Catarina Association for Social Development
- Environment Bureau (SEMMAM)/ Vitória City Council
- Anjos Verdes Environmental Group
- Friends of the Future Association
- Pangea – Center of Social and Environmental Studies

Sports

- Pão de Açúcar Marathon
- Duque de Caxias Olympic Village

Social Insertion

- Akatu Institute
- PROERD Program for Drug Prevention
- Volkswagen Foundation
- Click Fome Project
- CAMP Mangueira Project
- Santa Catarina State Childhood and Adolescence Fund
- Porto Alegre State Childhood and Adolescence Fund
- Carapicuíba Childhood and Adolescence Fund
- Semear Project, Rio de Janeiro

Added Value

Added Value Statement	2001 R$ million		2000 R$ million		1999 R$ million	
Profit from financial intermediation	3,736		2,642		2,477	
Fee income	2,184		1,640		1,449	
Other income/ expenses	(2,579)		(1,531)		(1,638)	
Added Value	**3,341**	**100.0%**	**2,751**	**100.0%**	**2,288**	**100.0%**
Human Resources	**1,517**	**45.4%**	**1,099**	**39.9%**	**985**	**43.1%**
Salary and others	1,218		876		786	
Social security contributions	90		68		64	
Benefits	209		155		135	
Government	**853**	**25.5%**	**913**	**33.2%**	**712**	**31.1%**
Taxes, income tax and social contribution	597		720		530	
Employer contribution to the Brazilian Government pension plan	256		193		182	
Dividends and interest on own capital to shareholders	**323**	**9.7%**	**287**	**10.4%**	**229**	**10.0%**
Reinvested profit	**648**	**19.4%**	**452**	**16.4%**	**362**	**15.8%**
Total	**3,341**	**100.0%**	**2,751**	**100.0%**	**2,288**	**100.0%**

Annual Social Report – 2001 and 2000

1) Basis of calculation	2001 Amount (in thousands of reais)	2000 Amount (in thousands of reais)
Net revenues (NR)	3,736,283	2,641,969
Operating results (OR)	1,233,829	763,596
Gross payroll (GP)	1,773,638	1,291,685

2) Internal social indicators	2001 Amount (R$)	2001 % of GP	2001 % of NR	2000 Amount (R$)	2000 % of GP	2000 % of NR
Food	122,523	6.9	3.3	79,381	6.1	3.0
Mandatory payroll taxes and benefits	342,698	19.3	9.2	258,491	20.0	9.8
Private pension plan	4,722	0.3	0.1	3,803	0.3	0.1
Health	53,697	3.0	1.4	41,200	3.2	1.6
Education	2,207	0.1	0.1	979	0.1	na
Culture	19	na	na	na	na	na
Training and professional development	8,441	0.5	0.2	7,101	0.5	0.3
Day-care or stipend for day-care	7,640	0.4	0.2	6,276	0.5	0.2
Profit sharing	170,215	9.6	4.6	127,101	9.8	4.8
Other	23,006	1.3	0.6	27,024	2.1	1.0
Total - Internal social indicators	735,168	41.4	19.7	551,356	42.6	20.8

3) External social indicators	2001 Amount (R$)	2001 % of OR	2001 % of NR	2000 Amount (R$)	2000 %Sobre RO	2000 % of NR
Education	991	0.1	na	na	na	na
Culture	8,476	0.7	0.2	9,622	1.3	0.4
Health and sanitation	1,323	0.1	na	na	na	na
Sports leisure and recreation	2,538	0.2	0.1	892	0.1	na
Day-care center	198	na	na	na	na	na
Food	3,854	0.3	0.1	3,657	0.5	0.1
Other	637	0.1	na	na	na	na
Total Contributions to Society	18,017	1.5	0.4	14,171	1.9	0.5
Taxes (excluding payroll taxes)	596,797	48.4	16.0	720,406	94.3	27.3
Total – External social indicators	614,814	49.9	16.4	734,577	96.2	27.8

4) Environmental indicators	2001 (R$ thousands)	2000 (R$ thousands)
Related to company operations	na	na
External projects	1,028	na
Total invested in environment	1,028	na

5) Employee Composition Indicators	2001	2000
# of employees at the end of term	29,704	28,384
# of hires during term	6,749	4,842
# of employees over 45	1,692	1,633
# of women working at the company	16,347	14,516
% of management positions occupied by women	31%	33%
# of black employees working at the company	2,099	1,761
% of management positions occupied by blacks	5%	5%

6) Information Relating to the Exercise of Corporate Citizenship	2001			2000		
Total # accidents at the company	195			na		
Social and environmental projects developed by the company were selected by:	( ) top-level executives	(X) top-level executives and mid-level management	( ) all employees	( ) top-level executives	(X) top-level executives and mid-level management	( ) all employees
The company's standards for safety and cleanliness in the workplace were set by:	( ) top-level executives	(X) top-level executives and mid-level management	( ) all employees	( ) top-level executives	(X) executive and managerial management	( ) all employees
The company pension plan covers:	( ) top-level executives	( ) top-level executives and mid-level management	(X) all employees	( ) top-level executives	( ) executive and managerial management	(X) all employees
The profit sharing program covers:	( ) top-level executives	( ) top-level executives and mid-level management	(X) all employees	( ) top-level executives	( ) executive and managerial	(X) all employees
In the selection of suppliers. the standards for ethics and social/environmental responsibility used at the company:	( ) are not taken into consideration	(X) are suggested	( ) are required	( ) are not taken into consideration	(X) are suggested	( ) are required
With relation to volunteer work by employees. the company:	( ) does not become involved	(X) supports it	( ) organizes and stimulates it	( ) does not become involved	(X) supports it	( ) organizes and stimulates it

Note: the information in this Social Report is not subject to auditors' review



Oeste Verde
Nurseries for native seedlings
Rio de Janeiro, RJ (2001)

☐ UNIBANCO ECOLOGY

Brazil is an outstanding country for the diversity of its ecosystems, which guarantees the preservation of a significant proportion of the planet's animal and plant species.

The chronic scarcity of funds prevents non-governmental organizations, schools and public entities from implementing environmental projects.

These are often simple initiatives that can be multiplied in many other communities.

Unibanco Ecology was launched in 1991 to foster self-sustaining projects by providing funding for their initial structure.

The success achieved in the ten years since this pioneering program began proves that the institutional approach chosen by its founders leads to tangible, lasting and rewarding results.

For example, plant nurseries supported have produced more than 30 million saplings, mainly for use in the rehabilitation of native forest.

Likewise, Unibanco Ecology's support for the construction of environmental education centers exemplifies the effectiveness of the program's long-term perspective: all units are fully operational, educating thousands of children and adolescents every year.

Also vigorously active, and in many cases expanding, are the 42 waste recycling programs sponsored by Unibanco Ecology in 2001.

Recognized at home and abroad, Unibanco Ecology has won 29 awards since its inception and has served as a model for other successful environmental programs.

More than immediate results, Unibanco Ecology aims to help educate young Brazilians to build a better world for themselves and future generations.



"Clean Beach" Campaign - Environmental education and waste recycling
Ilhabela, SP (2001)


Ecologia

"Clean Beach" Campaign - Environmental education and waste recycling
Vitória, ES (2001)



"Clean Beach"Campaign - Environmental education and waste recycling
Ilhabela, SP (2001)



Manguezário Lagoa Rodrigo de Freitas
Nurseries for native seedlings
Rio de Janeiro, RJ (1997)



Viveiro de Mudas
Embaixador Moreira Salles
São Paulo, SP (2001)



Reciclázaro
Waste recycling
São Paulo, SP (2001)



Projeto Raízes
Environmental education
São Paulo, SP (2000)



Reolon
Waste recycling
Caxias do Sul, RS (2000)



Oeste Verde
Nurseries for native seedlings
Rio de Janeiro, RJ (2001)



Environmental Education Center
Zooboteca
Belo Horizonte, MG (2001)



Raul Soares Park
Maintenance of garden
Belo Horizonte, MG (1998)



Environmental Education Center
Horto do Maruípe
Vitória, ES (2001)


Paris
Londres
Nova York
São Francisco
Tokio
São Paulo

Cartão Unibanco Controlling Center
São Paulo, SP

It is with great pleasure that we report to our shareholders on another successful year. Unibanco Holdings' net income reached R$574 million in 2001, 32.3% more than in the previous year. Dividends paid totaled R$187.7 million, up 18.3% in the period.

Unibanco, which is controlled by Unibanco Holdings, recorded two exceptional achievements in 2001, namely: successfully completing the acquisition of Banco Bandeirantes, enabling Unibanco to expand its presence significantly throughout Brazil and beat cost reduction estimates; and securing strategic alliances with Ponto Frio in Banco Investcred Unibanco and with Magazine Luiza through Unibanco subsidiary Fininvest, substantially growing the customer base, particularly in lower-income segments.

With regard to Unibanco's organic growth, the ContAtiva program, launched late in 2000, also produced excellent results: 852,000 new accounts were opened in 2001, against a target of 720,000.

Unibanco also formed a strategic alliance between Banco1.net, and Investshop, Brazil's largest financial services portal, giving Investshop's former stockholders a 15% stake in Banco1.net.

Additionally, by joining the São Paulo Stock Exchange Corporate Governance Level 1, Unibanco Holdings and Unibanco reaffirmed their commitment to shareholders by providing full and complete disclosure and the highest standards of governance.

Unibanco therefore, remains prepared for new challenges in the year ahead, having laid out solid foundations for achieving its goals and positioning itself among the industry leaders.

Sincerely,

Roberto Konder Bornhausen
Chairman of the Board of Directors

MANAGEMENT REPORT

The equity of Unibanco Holdings S.A. is substantially invested in Unibanco – União de Bancos Brasileiros S.A., and therefore its performance and operating results reflect this investment. Information on the 2001 performance of Unibanco - União de Bancos Brasileiros S.A. can be found in its Annual Report and Consolidated Financial Statements.

Results and shareholders' equity

In 2001, Unibanco Holdings S.A. generated net income of R$574 million, or earnings of R$6.83 per 1000 shares based on the average number of shares outstanding. Annualized return on average equity was 16.5%. Net worth at year-end was R$3.658 billion, while the book value was R$43.85 per 1000 shares.

Dividends

Unibanco Holdings paid out total dividends of R$187.7 million in 2001 — R$88.1 million in the first half of the year and R$99.6 million in the second half.

Concluding remarks

Unibanco Holdings' achievements in 2001 were due principally to the trust our shareholders have placed in the organization's management team, for which we are sincerely grateful.

Executive Committee
Board of Directors

Dividends per 1000 Shares

	Common	Preferred Class A	Preferred Class B	Units
	UBHD3	UBHD5	UBHD6	UBBR11
First semester	1.0426	1.1469	1.0426	2.1831
Second semester	1.1893	1.3082	1.1893	2.4874
Total	2.2319	2.4551	2.2319	4.6705

Note: amounts in *reais*, rounded by the fourth decimal place

BOARD AND MANAGEMENT

UNIBANCO HOLDINGS S.A.

BOARD OF DIRECTORS
Chairman
Roberto Konder Bornhausen
Vice-Chairman
Pedro Moreira Salles
Directors
Israel Vainboim
Tomas Tomislav Antonin Zinner
Gabriel Jorge Ferreira
Arno Noellenburg
Patrick Antonio Claude de Larragoiti Lucas
Guilherme Affonso Ferreira
Koji Yamada
Carlos Alberto de Oliveira Cruz
Mauro Agonilha

OFFICERS
President
Israel Vainboim
Directors
Norberto Fassina
Mauro Agonilha

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

(IN R$ MILLION)

	UNIBANCO HOLDINGS S.A.		UNIBANCO HOLDINGS S.A. and Subsidiary Companies	
CONSOLIDATED BALANCE SHEET DECEMBER 31,	**2001**	**2000**	**2001**	**2000**
TOTAL ASSETS	**3,766**	**3,386**	**55,619**	**51,500**
Available funds	-	-	993	528
Short-term interbank investments	-	-	4,698	7,137
Marketable securities	9	6	15,355	12,932
Interbank accounts	-	-	1,603	1,475
Lending, leasing and other credits portfolio	-	-	25,358	21,615
Allowance for lending, leasing and other credits losses	-	-	(1,538)	(1,484)
Net Loans	-	-	**22,149**	**19,775**
Permanent assets	3,655	3,299	3,564	3,337
Other assets	102	81	5,586	5,960
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**3,766**	**3,386**	**55,619**	**51,500**
Deposits	-	-	18,923	13,350
Funds obtained in the open market	-	-	8,087	10,216
Notes and debentures	-	-	3,297	4,429
Interbank accounts	-	-	59	46
Borrowings and onlendings	-	-	9,751	8,163
Technical provisions for insurance, capitalization and retirement plans	-	-	2,342	2,101
Other liabilities	108	85	6,051	6,760
Minority interest	-	-	3,451	3,134
Stockholders' equity	3,658	3,301	3,658	3,301

CONSOLIDATED STATEMENT OF INCOME	UNIBANCO HOLDINGS S.A. 2001	UNIBANCO HOLDINGS S.A. 2000	UNIBANCO HOLDINGS S.A. and Subsidiary Companies 2001	UNIBANCO HOLDINGS S.A. and Subsidiary Companies 2000
REVENUE FROM FINANCIAL INTERMEDIATION	**-**	**-**	**10,175**	**6,718**
Lending and leasing operations	-	-	6,825	4,539
Marketable securities	-	-	3,111	2,085
Exchange	-	-	117	57
Compulsory investments	-	-	122	37
EXPENSES ON FINANCIAL INTERMEDIATION	**-**	**-**	**(6,438)**	**(4,076)**
Deposits, funds obtained in the open market, notes and debentures	-	-	(4,075)	(2,245)
Borrowings and onlendings	-	-	(713)	(589)
Provision for credits and loan losses	-	-	(1,650)	(1,242)
PROFIT FROM FINANCIAL INTERMEDIATION	**-**	**-**	**3,737**	**2,642**
OTHER OPERATING INCOME (EXPENSES)	***574***	***434***	***(2,515)***	***(1,887)***
Services rendered	-	-	2,185	1,640
Insurance, capitalization and private retirement plans premiums	-	-	1,766	1,389
Insurance, capitalization and private retirement plans expenses(*)	-	-	(1,637)	(1,301)
Credit card selling expenses	-	-	(173)	(140)
Personnel and other administrative expenses	-	(1)	(3,964)	(3,002)
Taxes	(1)	(3)	(586)	(499)
Equity in the earnings of subsidiary and associated companies	574	438	8	3
Other operating income	1	-	401	399
Other operating expenses	-	-	(515)	(376)
OPERATING INCOME	**574**	**434**	**1,222**	**755**
NON-OPERATING INCOME (EXPENSES), NET	-	-	27	406
INCOME BEFORE TAXES AND PROFIT SHARING LUCRO E PARTICIPAÇÕES	**574**	**434**	**1,249**	**1,161**
Imposto tax and social contribution	-	-	(11)	(225)
Profit sharing - administrators and employees	-	-	(170)	(127)
Minority interest	-	-	(494)	(375)
NET INCOME	**574**	**434**	**574**	**434**
Earnings per 1000 shares (R$)	6.83	5.89	-	-
Dividends and interest on capital per 1000 shares (R$):				
Common shares	2.23	2.14	-	-
Preferred shares Class A	2.46	2.36	-	-
Preferred shares Class B	2.23	2.14	-	-
Book value per 1000 shares (R$)	43.85	39.25	-	-

(*) Includes changes in technical provision for insurance, capitalization and private retirement plans, insurance claims, private retirement plans benefits expenses and sellings, other insurance and private retirement plans expenses.

Content Coordination
Investor Relations Department

Graphic Coordination
Marketing Department

Financial Information
Accounting Department

Editing
Paula Virginia Pedro

Translation
Kevin Mundy

Revision
Norman Baldwin

Graphic Design
Hélio de Almeida

Photographs
Edu Simões

Desktop Publishing
BEĨ
Tânia Maria dos Santos

Chart Style
Sirio J. B. Cançado

Graphic Production
BEĨ

Photolithos and Printing
Takano Editora Gráfica

UNIBANCO - União de Bancos Brasileiros S.A
Av. Eusébio Matoso, 891 – 15th floor
CEP 05423-901 - São Paulo - SP - Brazil
Telephone: (11) 3097-1626/3097-1313
Fax: (11) 3813-6182/3097-4830

UNIBANCO HOLDINGS S.A
Av. Eusébio Matoso, 891 – 22nd floor
CEP 05423-901 - São Paulo - SP - Brazil
Telefone: (011) 3095-2855
Fax: (011) 3814-8977

www.unibanco.com


30
Horas
UNIBANCO
LAR
UNIBANCO

Eusébio Matoso Branch
São Paulo, SP

UNIBANCO

FINANCIAL STATEMENTS

Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

ASSETS	UNIBANCO 2001	UNIBANCO 2000	UNIBANCO CONSOLIDATED 2001	UNIBANCO CONSOLIDATED 2000
CURRENT ASSETS	**32,083,892**	**29,424,608**	**37,214,314**	**37,594,017**
CASH AND DUE FROM BANKS	**837,711**	**301,129**	**993,239**	**528,391**
SHORT-TERM INTERBANK INVESTMENTS	**5,531,254**	**6,550,525**	**4,673,057**	**7,047,203**
Securities purchased under resale agreements	2,426,487	5,378,794	2,610,408	5,950,964
Interbank deposits	3,042,203	1,169,874	1,647,091	786,006
Savings deposits	-	-	352,994	308,376
Foreign currency investments	62,564	1,857	62,564	1,857
MARKETABLE SECURITIES	**9,728,662**	**8,712,166**	**10,129,338**	**10,188,016**
Own portfolio	3,107,340	2,778,985	2,981,548	3,949,037
Subject to repurchase commitments	6,028,029	5,790,411	6,327,842	5,966,028
Subject to negotiation and intermediation of securities:				
- Option premiums	-	1,041	-	1,041
Linked to Brazilian Central Bank	564,247	22,336	760,019	22,458
Certificates of privatization	-	62	-	62
Linked to guarantees rendered	40,221	131,324	95,173	280,798
Allowance for losses	(11,175)	(11,993)	(35,244)	(31,408)
INTERBANK ACCOUNTS	**1,456,845**	**1,089,311**	**1,545,152**	**1,439,413**
Payments and receipts pending settlement	9,907	10,771	14,824	14,434
Compulsory deposits:				
- Brazilian Central Bank	1,437,911	1,069,972	1,513,673	1,414,430
- National Housing System - SFH	3,808	3,443	3,808	3,778
- National Treasure - rural credit	564	578	564	1,904
Interbank onlendings	945	-	945	-
Correspondent banks	3,710	4,547	11,338	4,867
INTERDEPARTMENTAL ACCOUNTS	**4,330**	**649**	**4,527**	**7,304**
Third-party funds in transit	2,828	572	3,025	995
Internal transfers of funds	1,502	77	1,502	6,309
LENDING OPERATIONS	**11,491,510**	**8,286,496**	**15,462,711**	**12,033,202**
Lending operations:				
- Public sector	12,781	896	12,781	896
- Private sector	12,178,687	8,859,897	16,645,582	13,151,565
Allowance for lending losses	(699,958)	(574,297)	(1,195,652)	(1,119,259)
LEASING OPERATIONS	**109**	**144**	**443,778**	**587,223**
Leasing operations:				
- Private sector	112	149	483,103	657,481
Allowance for leasing losses	(3)	(5)	(39,325)	(70,258)
OTHER CREDITS	**2,946,479**	**4,389,985**	**3,690,368**	**5,468,373**
Foreign exchange portfolio	1,792,260	2,953,871	1,792,260	3,176,394
Income receivable	167,386	89,010	73,837	77,345
Negotiation and intermediation of securities	481,704	278,204	516,821	336,451
Sundry	536,198	1,098,368	1,348,603	1,929,849
Allowance for other credits losses	(31,069)	(29,468)	(41,153)	(51,666)
OTHER ASSETS	**86,992**	**94,203**	**272,144**	**294,892**
Other assets	92,775	138,517	218,668	284,740
Allowance for other assets losses	(41,494)	(64,477)	(66,654)	(94,281)
Prepaid expenses	35,711	20,163	120,130	104,433
LONG-TERM ASSETS	**11,092,225**	**6,620,069**	**14,838,162**	**10,565,450**
INTERBANK INVESTMENTS	**24,701**	**20,433**	**24,701**	**89,490**
Interbank deposits	24,701	20,433	24,701	89,490
MARKETABLE SECURITIES	**3,364,556**	**1,362,724**	**5,225,498**	**2,744,404**
Own portfolio	2,470,577	1,018,956	4,007,526	2,305,554
Linked to Brazilian Central Bank	498,079	-	560,014	2,824
Certificates of privatization	64	-	180	94
Linked to guarantees rendered	455,481	376,390	751,398	483,860
Allowance for losses	(59,645)	(32,622)	(93,620)	(47,928)
INTERBANK ACCOUNTS	**206,369**	**139,655**	**57,567**	**35,333**
Compulsory deposits:				
- National Housing System - SFH	57,567	26,158	57,567	35,333
Interbank onlendings	148,802	113,497	-	-
LENDING OPERATIONS	**5,708,205**	**4,320,492**	**6,037,716**	**5,159,972**
Lending operations:				
- Public sector	234,817	206,531	234,817	206,531
- Private sector	5,679,023	4,301,578	6,021,057	5,151,327
Allowance for lending losses	(205,635)	(187,617)	(218,158)	(197,886)
LEASING OPERATIONS	**2**	**5**	**256,631**	**235,624**
Leasing operations:				
- Private sector	2	5	289,851	273,465
Allowance for leasing losses	-	-	(33,220)	(37,841)
OTHER CREDITS	**1,761,387**	**775,091**	**3,181,513**	**2,286,273**
Receivables on guarantees honored	590	108	590	108
Foreign exchange portfolio	1,534	3,503	1,534	3,511
Income receivable	2,969	-	3,230	231
Negotiation and intermediation of securities	140,750	4,717	101,874	14,148
Specific credits	3,819	2,752	3,819	3,691
Sundry	1,613,031	765,347	3,081,453	2,271,966
Allowance for other credits losses	(1,306)	(1,336)	(10,987)	(7,382)
OTHER ASSETS	**27,005**	**1,669**	**54,536**	**14,354**
Prepaid expenses	27,005	1,669	54,536	14,354
PERMANENT ASSETS	**5,963,646**	**5,504,700**	**3,563,967**	**3,336,837**
INVESTMENTS	**5,126,766**	**4,887,354**	**1,693,728**	**1,657,390**
Investments in subsidiary and associated companies	3,606,320	3,443,702	50,374	55,644
-Local	2,647,876	3,167,775	50,374	55,644
-Foreign	958,444	275,927	-	-
Goodwill on acquisitions of subsidiaries	1,484,966	1,420,690	1,491,250	1,475,430
Other investments	77,450	61,228	230,895	200,843
Allowance for losses	(41,970)	(38,266)	(78,791)	(74,527)
FIXED ASSETS	**451,530**	**353,531**	**1,238,528**	**1,224,334**
Land and buildings in use	158,723	141,861	910,665	900,717
Other fixed assets	647,798	524,041	1,028,177	1,061,312
Accumulated depreciation	(354,991)	(312,371)	(700,314)	(737,695)
LEASED FIXED ASSETS	**-**	**-**	**2,204**	**1,101**
Leased assets	-	-	3,308	1,252
Accumulated depreciation	-	-	(1,104)	(151)
DEFERRED CHARGES	**385,350**	**263,815**	**629,507**	**454,012**
Organization and expansion costs	779,630	568,922	1,164,950	1,023,331
Accumulated amortization	(394,280)	(305,107)	(535,443)	(569,319)
TOTAL	**49,139,763**	**41,549,377**	**55,616,443**	**51,496,304**

LIABILITIES AND STOCKHOLDERS' EQUITY	UNIBANCO 2001	UNIBANCO 2000	UNIBANCO CONSOLIDATED 2001	UNIBANCO CONSOLIDATED 2000
CURRENT LIABILITIES	**31,431,690**	**27,828,264**	**36,927,632**	**36,351,915**
DEPOSITS	**12,191,766**	**8,223,678**	**13,664,794**	**11,170,004**
Demand deposits	1,966,689	1,873,402	2,402,945	2,391,980
Savings deposits	4,796,090	2,786,080	4,733,743	3,706,062
Interbank deposits	478,187	263,900	152,114	198,213
Time deposits	4,950,800	3,300,296	6,375,992	4,873,749
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**7,918,418**	**10,181,794**	**8,087,206**	**10,222,756**
Own portfolio	5,705,005	5,636,911	5,915,619	5,803,395
Third parties portfolio	2,213,413	4,544,883	2,171,587	4,419,361
RESOURCES FROM SECURITIES ISSUED	**3,294,366**	**2,525,679**	**2,386,920**	**2,694,524**
Mortgage notes	459,379	380,050	467,404	442,713
Debentures	-	-	-	338,941
Securities abroad	2,834,987	2,145,629	1,919,516	1,912,870
INTERBANK ACCOUNTS	**34,932**	**37,397**	**59,477**	**36,512**
Receipts and payments pending settlement	4,304	24,115	11,153	27,954
Interbank onlendings	-	-	36,696	462
Correspondent banks	30,628	13,282	11,628	8,096
INTERDEPARTMENTAL ACCOUNTS	**256,906**	**333,645**	**258,219**	**393,732**
Third-party funds in transit	243,423	330,736	244,659	390,743
Internal transfers of funds	13,483	2,909	13,560	2,989
BORROWINGS	**4,557,224**	**3,612,659**	**4,815,262**	**4,193,839**
Borrowings in Brazil - governmental agencies	486	2,480	486	2,480
Borrowings in Brazil - other institutions	-	-	290,708	197,935
Foreign borrowings	4,556,738	3,610,179	4,524,068	3,993,424
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**1,141,579**	**776,481**	**1,212,142**	**915,991**
National Treasury	500	2,776	500	2,776
BNDES (National Economic Development Bank)	454,658	433,479	454,658	494,680
FINAME (National Industrial Financing Authority)	686,421	340,226	756,984	418,535
OTHER LIABILITIES	**2,036,499**	**2,136,931**	**6,443,612**	**6,724,557**
Collection of taxes and social contributions	23,898	14,926	24,745	25,546
Foreign exchange portfolio	541,576	1,020,684	541,579	1,163,954
Social and statutory	253,456	189,749	311,486	222,541
Taxes and social security	103,639	98,840	391,245	397,836
Negotiation and intermediation of securities	80,991	332,998	239,715	431,487
Accounts payable for purchase of assets	169,739	127,023	170,092	127,357
Technical provisions for insurance, capitalization and retirement plans	-	-	2,342,314	2,100,532
Sundry	863,200	352,711	2,422,436	2,255,304
LONG-TERM LIABILITIES	**11,623,670**	**8,199,854**	**11,530,168**	**8,636,823**
DEPOSITS	**5,654,508**	**3,383,546**	**5,267,017**	**2,180,362**
Interbank deposits	95	102	6,099	783
Time deposits	5,654,413	3,383,444	5,260,918	2,179,579
RESOURCES FROM SECURITIES ISSUED	**1,498,112**	**1,326,500**	**910,154**	**1,733,892**
Mortgage notes	1,883	1,320	10,466	12,861
Debentures	-	-	-	706,155
Securities abroad	1,496,229	1,325,180	899,688	1,014,876
INTERBANK ACCOUNTS	**-**	**-**	**-**	**9,777**
Interbank onlendings	-	-	-	9,777
BORROWINGS	**494,009**	**635,571**	**499,746**	**650,539**
Borrowings in Brazil - governmental agencies	1,254	5,536	1,254	5,536
Foreign borrowings	492,755	630,035	498,492	645,003
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**3,131,791**	**2,122,685**	**3,223,562**	**2,402,590**
National Treasury	74,487	25,862	74,488	25,862
BNDES (National Economic Development Bank)	2,188,748	1,347,775	2,188,748	1,550,244
FINAME (National Industrial Financing Authority)	868,556	749,048	960,326	826,484
OTHER LIABILITIES	**845,250**	**731,552**	**1,629,689**	**1,659,663**
Foreign exchange portfolio	-	3,422	-	3,422
Taxes and social security	368,892	289,157	872,963	755,787
Negotiation and intermediation of securities	23,717	5,106	40,100	16,326
Accounts payable for purchase of assets	73,208	127,023	73,210	127,023
Sundry	379,433	306,844	643,416	757,105
DEFERRED INCOME	**12,010**	**17,161**	**52,618**	**74,586**
Deferred income	12,010	17,161	52,618	74,586
MINORITY INTEREST	**-**	**-**	**1,033,632**	**928,882**
STOCKHOLDERS' EQUITY	**6,072,393**	**5,504,098**	**6,072,393**	**5,504,098**
Capital	**3,690,602**	**3,386,274**	**3,690,602**	**3,386,274**
- Local residents	2,490,837	2,030,020	2,490,837	2,030,020
- Foreign residents	1,199,765	1,356,254	1,199,765	1,356,254
Capital reserves	157,740	157,553	157,740	157,553
Revaluation reserve on subsidiaries	5,124	1,332	5,124	1,332
Revenue reserves	2,305,695	1,963,106	2,305,695	1,963,106
Treasury stocks	(86,768)	(4,167)	(86,768)	(4,167)
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	**-**	**-**	**7,106,025**	**6,432,980**
TOTAL	**49,139,763**	**41,549,377**	**55,616,443**	**51,496,304**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

	UNIBANCO			UNIBANCO CONSOLIDATED	
	Six months ended December 31, 2001	Years ended December 31, 2001	2000	Years ended December 31, 2001	2000
REVENUE FROM FINANCIAL INTERMEDIATION	**3,542,475**	**6,551,966**	**4,742,091**	**10,175,227**	**6,717,616**
Lending operations	2,113,461	3,913,964	3,045,149	6,655,057	4,381,131
Leasing operations	(71)	(122)	2,038	169,527	158,092
Marketable securities	1,327,187	2,455,643	1,609,157	3,111,434	2,084,916
Foreign exchange transactions	49,179	111,995	52,062	117,339	56,403
Compulsory deposits	52,719	70,486	33,685	121,870	37,074
EXPENSES ON FINANCIAL INTERMEDIATION	**(2,685,465)**	**(5,039,108)**	**(3,549,860)**	**(6,438,944)**	**(4,075,647)**
Deposits and securities sold	(1,895,884)	(3,678,856)	(2,191,472)	(4,075,883)	(2,245,107)
Borrowings and onlendings	(297,995)	(575,866)	(513,764)	(713,334)	(588,898)
Provision for lending, leasing and other credits losses	(491,586)	(784,386)	(844,624)	(1,649,727)	(1,241,642)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**857,010**	**1,512,858**	**1,192,231**	**3,736,283**	**2,641,969**
OTHER OPERATING INCOME (EXPENSES)	**(427,699)**	**(694,815)**	**(689,469)**	**(2,502,454)**	**(1,878,373)**
Services rendered	554,010	1,014,820	910,301	2,184,966	1,639,800
Insurance, capitalization and retirement plans premiums	-	-	-	1,765,984	1,388,945
Changes in technical provisions for insurance, capitalization and retirement plans	-	-	-	(530,445)	(482,389)
Insurance claims	-	-	-	(591,318)	(447,190)
Private retirement plans benefits expenses	-	-	-	(370,166)	(270,843)
Selling, other insurance and private retirement plans expenses	-	-	-	(144,859)	(100,821)
Credit card selling expenses	-	-	-	(172,709)	(140,163)
Salaries, benefits, training and social security	(592,068)	(1,049,260)	(798,230)	(1,603,423)	(1,164,584)
Other administrative expenses	(763,606)	(1,355,159)	(1,228,290)	(2,360,441)	(1,837,141)
Financial transaction and other taxes	(132,839)	(215,750)	(187,852)	(585,122)	(495,979)
Equity in the results of subsidiary and associated companies	641,033	1,114,680	774,481	7,575	3,696
Other operating income	39,844	151,609	197,853	401,369	398,624
Other operating expenses	(174,073)	(355,755)	(357,732)	(503,865)	(370,328)
OPERATING INCOME	**429,311**	**818,043**	**502,762**	**1,233,829**	**763,596**
NON-OPERATING INCOME (EXPENSE), NET	**(5,667)**	**40,392**	**332,994**	**27,428**	**405,803**
INCOME BEFORE TAXES AND PROFIT SHARING	**423,644**	**858,435**	**835,756**	**1,261,257**	**1,169,399**
INCOME TAX AND SOCIAL CONTRIBUTION	**182,654**	**237,582**	-	**(11,675)**	**(224,427)**
Current	(4,225)	(16,018)	(25,464)	(254,560)	(244,903)
Deferred	186,879	253,600	25,464	242,885	20,476
PROFIT SHARING	**(65,057)**	**(124,076)**	**(96,603)**	**(170,215)**	**(127,101)**
Management	(3,830)	(6,008)	(3,798)	(9,256)	(6,391)
Employees	(61,227)	(118,068)	(92,805)	(160,959)	(120,710)
NET INCOME BEFORE MINORITY INTEREST	**541,241**	**971,941**	**739,153**	**1,079,367**	**817,871**
MINORITY INTEREST	-	-	-	**(107,426)**	**(78,718)**
NET INCOME	**541,241**	**971,941**	**739,153**	**971,941**	**739,153**
Number of outstanding shares (Note 15a)	138,588,212,212	138,588,212,212	140,328,646,079		
Adjusted net income per 1,000 shares (Note 15e) - R$	3.88	6.95	6.02		
Net equity per 1,000 shares - R$	43.82	43.82	39.22		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

					Revenue reserves					
						Statutory				
	Capital	Capital increase	Capital reserve	Revaluation reserve	Legal	Special dividends reserve	Other statutory reserves	Treasury stocks	Retained earnings	Total
At January 1, 2000	**2,324,100**	**-**	**157,553**	**1,332**	**153,360**	**63,898**	**1,305,630**	**(4,167)**	**-**	**4,001,706**
Prior year adjustments	-	-	-	-	-	-	-	-	(11,832)	(11,832)
Capital increase in cash	1,062,174	-	-	-	-	-	-	-	-	1,062,174
Net income for the year	-	-	-	-	-	-	-	-	739,153	739,153
Constitution of reserves	-	-	-	-	36,957	-	403,261	-	(440,218)	-
Dividends proposed	-	-	-	-	-	-	-	-	(132,607)	(132,607)
Interest on own capital	-	-	-	-	-	-	-	-	(154,496)	(154,496)
At December 31, 2000	**3,386,274**	**-**	**157,553**	**1,332**	**190,317**	**63,898**	**1,708,891**	**(4,167)**	**-**	**5,504,098**
Capital increase	-	304,328	-	-	(15,100)	-	(286,907)	-	-	2,321
Acquisitions of own stocks	-	-	-	-	-	-	-	(82,601)	-	(82,601)
Prior year adjustments	-	-	-	-	-	-	-	-	(4,152)	(4,152)
Constitution of the revaluation reserve from subsidiary companies, not recorded in prior year	-	-	-	4,152	-	-	-	-	-	4,152
Realization of revaluation reserve of assets in subsidiary companies	-	-	-	(360)	-	-	-	-	-	(360)
Restatement of exchange membership certificates	-	-	187	-	-	-	-	-	-	187
Net income for the year	-	-	-	-	-	-	-	-	971,941	971,941
Constitution of reserves	-	-	-	-	48,597	-	595,999	-	(644,596)	-
Dividends proposed	-	-	-	-	-	-	-	-	(323,193)	(323,193)
At December 31, 2001	**3,386,274**	**304,328**	**157,740**	**5,124**	**223,814**	**63,898**	**2,017,983**	**(86,768)**	**-**	**6,072,393**
At July 1, 2001	**3,386,274**	**-**	**157,553**	**5,323**	**211,852**	**63,898**	**1,967,067**	**(4,167)**	**-**	**5,787,800**
Reversal of prior year adjustments	-	-	-	-	-	-	-	-	(5,371)	(5,371)
Transfer to reserve	-	-	-	-	-	-	(5,371)	-	5,371	-
Capital increase	-	304,328	-	-	(15,100)	-	(286,907)	-	-	2,321
Acquisitions of own stocks	-	-	-	-	-	-	-	(82,601)	-	(82,601)
Realization of revaluation reserve of assets in subsidiary companies	-	-	-	(199)	-	-	-	-	-	(199)
Restatement of exchange membership certificates	-	-	187	-	-	-	-	-	-	187
Net income for the period	-	-	-	-	-	-	-	-	541,241	541,241
Constitution of reserves	-	-	-	-	27,062	-	343,194	-	(370,256)	-
Dividends proposed	-	-	-	-	-	-	-	-	(170,985)	(170,985)
At December 31, 2001	**3,386,274**	**304,328**	**157,740**	**5,124**	**223,814**	**63,898**	**2,017,983**	**(86,768)**	**-**	**6,072,393**

DIVIDENDS AND INTEREST ON OWN CAPITAL PER 1,000 SHARES OF CAPITAL (Note 15b)

	2001	2000
.On common shares: R$	2.21690	2.23280
.On preferred shares: R$	2.43860	2.45613

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

		UNIBANCO		UNIBANCO CONSOLIDATED	
	Six months ended	Years ended December 31,		Years ended December 31,	
	December 31, 2001	2001	2000	2001	2000
FINANCIAL RESOURCES WERE PROVIDED BY:	**9,669,199**	**12,525,104**	**10,795,868**	**12,316,467**	**13,104,038**
NET INCOME FOR THE PERIOD	**541,241**	**971,941**	**739,153**	**971,941**	**739,153**
ADJUSTMENTS TO NET INCOME	**(464,574)**	**(883,327)**	**(524,594)**	**360,685**	**334,227**
Depreciation and amortization	91,149	164,107	220,034	312,134	307,947
Amortization of goodwill, net of negative goodwill on acquisition of subsidiaries	43,162	77,657	7,355	75,751	8,098
Exchange gains on foreign investments	56,824	12,088	(11,606)	-	-
Provision for losses on investments	483	483	34,104	4,238	21,878
Equity in the results of subsidiary and associated companies	(641,033)	(1,114,680)	(774,481)	(7,575)	(3,696)
Reversal of provision for other assets losses	(15,159)	(22,982)	-	(23,863)	-
CHANGE IN DEFERRED INCOME	-	-	**418**	-	**32,893**
CHANGE IN MINORITY INTEREST	-	-	-	**104,750**	**347,573**
STOCKHOLDERS' FUNDS	**2,321**	**2,321**	**1,062,174**	**2,321**	**1,062,174**
Capital increase	2,321	2,321	1,062,174	2,321	1,062,174
THIRD PARTY FUNDS:					
INCREASE IN LIABILITIES	**5,850,279**	**9,369,822**	**8,884,356**	**7,169,198**	**9,762,849**
Deposits	5,644,123	6,239,050	1,372,861	5,581,445	1,883,871
Securities sold under repurchase agreements	-	-	6,157,025	-	6,010,609
Resources from securities issued	-	940,299	230,326	-	-
Interbank and interdepartmental accounts	-	-	55,870	-	-
Borrowings and onlendings in Brazil - governmental agencies	206,156	2,177,207	549,674	1,587,753	438,678
Other liabilities	-	13,266	518,600	-	1,429,691
DECREASE IN ASSETS	**3,116,844**	**1,472,251**	**319,278**	**3,444,138**	**626,942**
Interbank investments	1,875,096	1,015,003	-	2,438,935	-
Interbank and interdepartmental accounts	1,062,868	-	263,590	-	291,983
Leasing operations	12	38	28,078	122,438	334,959
Other credits	178,868	457,210	-	882,765	-
Other assets	-	-	27,610	-	-
SALE OF ASSETS AND INVESTMENTS	**59,340**	**226,629**	**202,958**	**260,934**	**198,227**
Foreclosed assets	41,393	73,137	36,200	135,079	60,256
Investments	17,631	134,509	139,057	32,702	104,981
Fixed assets	316	18,983	27,701	93,153	32,990
DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED/PROPOSED FROM SUBSIDIARY AND ASSOCIATED COMPANIES	**563,748**	**1,365,467**	**112,125**	**2,500**	-
FINANCIAL RESOURCES WERE USED FOR:	**9,576,073**	**11,988,522**	**10,946,191**	**11,851,619**	**13,087,872**
DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	**170,985**	**323,193**	**287,103**	**323,193**	**287,103**
ACQUISITION OF OWN STOCKS	**82,601**	**82,601**	-	**82,601**	-
CHANGE IN DEFERRED INCOME	**5,703**	**5,151**	-	**13,017**	-
PRIOR YEAR ADJUSTMENTS	**5,371**	-	**11,832**	-	**11,832**
INVESTMENTS IN:	**758,944**	**930,547**	**2,247,270**	**494,870**	**1,856,714**
Foreclosed assets	14,214	24,705	30,395	69,320	56,626
Goodwill on acquisition of subsidiaries	59,235	59,235	1,428,045	100,522	1,483,528
Investments	541,188	655,874	708,919	52,556	34,681
Fixed assets	144,307	190,733	79,911	270,417	280,627
Leased fixed assets	-	-	-	2,055	1,252
DEFERRED CHARGES	**150,324**	**211,891**	**91,904**	**323,607**	**171,240**
INCREASE IN ASSETS	**3,176,882**	**8,092,559**	**8,308,082**	**6,914,195**	**10,229,625**
Interbank investments	-	-	1,322,954	-	1,732,470
Marketable securities	1,686,516	3,018,328	3,843,829	2,422,416	3,724,872
Interbank and interdepartmental accounts	-	437,929	-	125,196	-
Lending operations	1,470,462	4,592,727	1,658,220	4,307,253	3,093,876
Other credits	-	-	1,483,079	-	1,670,396
Other assets	19,904	43,575	-	59,330	8,011
DECREASE IN LIABILITIES	**5,225,263**	**2,342,580**	-	**3,700,136**	**531,358**
Securities sold under repurchase agreements	3,090,328	2,263,376	-	2,135,550	-
Resources from securities issued	590,056	-	-	1,131,342	419,504
Interbank and interdepartmental accounts	1,118,417	79,204	-	122,325	111,854
Other liabilities	426,462	-	-	310,919	-
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	**93,126**	**536,582**	**(150,323)**	**464,848**	**16,166**
CHANGES IN FINANCIAL POSITION					
Cash and due from banks					
At the beginning of the period	744,585	301,129	451,452	528,391	512,225
At the end of the period	837,711	837,711	301,129	993,239	528,391
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	**93,126**	**536,582**	**(150,323)**	**464,848**	**16,166**

The accompanying notes are an integral part of these financial statements.

(AMOUNTS EXPRESSED IN THOUSANDS OF BRAZILIAN REAIS UNLESS OTHERWISE INDICATED)

1. OPERATIONS

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans, private retirement plans, and asset management.

During 2000 the Unibanco Conglomerate expanded its financial, insurance and credit card activities through the following acquisitions:

- 100% of Banco Credibanco S.A. (Credibanco) and its subsidiary companies in April;
- 100% of Banco Bandeirantes S.A. (Bandeirantes) and its subsidiary companies in December; and
- the remaining 50% of Banco Fininvest S.A. (Fininvest) and its subsidiary companies in December.

The consolidated financial statements for 2001, as mentioned in Note 3, comprise those of acquired companies operations, and for 2000 comprise the operations of acquired companies proportionally.

In 2001, the Unibanco Conglomerate increased its consumer credit operations, through the following strategic associations:

- with Magazine Luiza S.A. (Magazine Luiza), a traditional department store chain, through a creation of a new credit, financing and investment company with 50% participation of Fininvest, in September; and
- with Globex Utilidades S.A. (Globex), controlling company of Ponto Frio retail chain, acquiring 50% of Banco Investcred S.A. (Investcred) and its subsidiary companies in October.

The consolidated financial statements mentioned in Note 3 comprise the operations of acquired companies since the acquisition date.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), and have been prepared in accordance with accounting principles established by Brazilian Corporate Law and the Brazilian Central Bank.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as unrealized results, were eliminated upon consolidation.

The consolidated financial statements comprise the accounts of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 10.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. - Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The main balances (1) included in the consolidation related to jointly controlled companies are summarized as follows:

Balance Sheet	2001(2)	2000
Assets		
Cash and due from banks	55,561	31,224
Interbank investments	26,348	3,805
Marketable securities	209,099	206,811
Lending operations	1,176,734	804,872
Other credits	466,617	412,167
Other assets	4,849	2,788
Permanent assets	104,640	83,102
Total assets	**2,043,848**	**1,544,769**

	2001(2)	2000
Liabilities		
Deposits	321,431	35,783
Securities sold under repurchase agreements	1,351	4,533
Resources from securities issued	23,630	19,182
Borrowings	143,393	200,000
Other liabilities	1,307,156	1,144,321
Total liabilities	**1,796,961**	**1,403,819**
Consolidated net asset	**246,887**	**140,950**

Statement of income - For the years ended December 31,

	2001(2)(3)	2000(3)(4)
Revenue from financial intermediation	595,463	817,878
Expenses on financial intermediation	(239,372)	(381,746)
Salaries, benefits, training and social security	(129,071)	(164,454)
Other administrative expenses	(283,689)	(287,424)
Other operating income, net	336,926	251,982
Non-operating income (expenses), net	(13,102)	(2,015)
Income tax and social contribution	(85,968)	(85,013)
Profit sharing	(10,405)	(14,957)
Net income	**170,782**	**134,251**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(2) Includes the participation in Investcred and its subsidiary companies and the participation in FMX S.A. Sociedade de Crédito, Financiamento e Investimento (the operating company resulting from the strategic association with Magazine Luiza), since the acquisition date.

(3) Credicard S.A. - Administradora de Cartões de Crédito is consolidated in the statements of income, using a different percentage according to the performance of each stockholder, under the terms of an operational agreement.

(4) Includes the proportional results of Fininvest and its subsidiary companies up to November 2000.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the provision for the PIS (Employee's Profit Participation Program) at a rate of 0.65% and COFINS (Tax for Social Security Financing) at a rate of 3%;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated at the rate of 12% in January 2000 and 9% from February 2000 on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses. The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Permanent assets

Investments, fixed assets and deferred charges are stated at cost plus restatement through December 31, 1995.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 10. Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(d) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations.

(e) Deferred income

Deferred income includes prepaid non-returnable revenues.

5. MARKETABLE SECURITIES

									Unibanco
								2001	2000
	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total	Total
Own portfolio	**174,333**	**2,646,626**	**307,286**	**861,225**	**741,692**	**846,570**	**185**	**5,577,917**	**3,797,941**
Federal government securities	-	22,739	44,090	169,679	25,717	9,084	-	271,309	875,768
Corporate debt securities	23,334	121,927	228,284	673,690	605,501	767,876	-	2,420,612	966,708
Bank debt securities	-	2,501,350	24,458	8,055	95,148	23,339	-	2,652,350	1,772,146
Brazilian sovereign bonds	-	610	10,454	9,801	15,326	46,115	5	82,311	25,715
Securities of foreign governments	-	-	-	-	-	156	180	336	290
State and municipal securities	11,792	-	-	-	-	-	-	11,792	11,792
Mutual funds	299	-	-	-	-	-	-	299	79
Marketable equity securities	138,908	-	-	-	-	-	-	138,908	145,443
Subject to repurchase commitments	**-**	**5,627,841**	**400,188**	**-**	**-**	**-**	**-**	**6,028,029**	**5,790,411**
Federal government securities	-	5,383,937	-	-	-	-	-	5,383,937	5,180,177
Corporate debt securities	-	9,735	297,619	-	-	-	-	307,354	388,304
Bank debt securities	-	21,369	59,947	-	-	-	-	81,316	130,811
Brazilian sovereign bonds	-	212,800	42,622	-	-	-	-	255,422	91,119
Subject to negotiation and intermediation of securities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,041**
Option premiums	-	-	-	-	-	-	-	-	1,041
Linked to Brazilian Central Bank	**-**	**23,340**	**540,907**	**498,079**	**-**	**-**	**-**	**1,062,326**	**22,336**
Federal government securities	-	23,340	540,907	498,079	-	-	-	1,062,326	22,336
Certificates of privatization	**64**	**-**	**-**	**-**	**-**	**-**	**-**	**64**	**62**
Linked to guarantees rendered	**-**	**16,337**	**23,884**	**455,481**	**-**	**-**	**-**	**495,702**	**507,714**
Federal government securities	-	16,337	23,884	455,481	-	-	-	495,702	438,525
Corporate debt securities	-	-	-	-	-	-	-	-	69,189
Subtotal	**174,397**	**8,314,144**	**1,272,265**	**1,814,785**	**741,692**	**846,570**	**185**	**13,164,038**	**10,119,505**
Allowance for losses	**(14,046)**	**(1,048)**	**(5,149)**	**(24,527)**	**(671)**	**(25,379)**	**-**	**(70,820)**	**(44,615)**
Total	**160,351**	**8,313,096**	**1,267,116**	**1,790,258**	**741,021**	**821,191**	**185**	**13,093,218**	**10,074,890**

	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Unibanco Consolidated 2001 Total	2000 Total
Own portfolio	**2,252,542**	**314,533**	**440,884**	**1,681,065**	**1,202,743**	**1,019,185**	**78,122**	**6,989,074**	**6,254,591**
Federal government securities	-	55,970	102,295	862,034	382,526	45,331	73,341	1,521,497	2,541,497
Corporate debt securities	28,268	190,382	283,183	791,303	731,245	891,541	-	2,915,922	1,470,547
Bank debt securities	685	59,234	43,877	10,465	53,344	31,956	-	199,561	227,026
Brazilian sovereign bonds	-	610	10,476	16,736	25,915	49,439	4,601	107,777	28,662
Securities of foreign governments	-	8,337	1,053	527	9,713	918	180	20,728	7,944
State and municipal securities	11,792	-	-	-	-	-	-	11,792	11,792
Mutual funds	2,047,233	-	-	-	-	-	-	2,047,233	1,794,480
Marketable equity securities	164,564	-	-	-	-	-	-	164,564	172,643
Subject to repurchase commitments	-	**5,904,042**	**423,800**	-	-	-	-	**6,327,842**	**5,966,028**
Federal government securities	-	5,660,073	-	-	-	-	-	5,660,073	5,315,850
Securities of foreign governments	-	65	-	-	-	-	-	65	4,085
Corporate debt securities	-	9,735	297,619	-	-	-	-	307,354	389,046
Bank debt securities	-	21,368	83,559	-	-	-	-	104,927	165,928
Brazilian sovereign bonds	-	212,801	42,622	-	-	-	-	255,423	91,119
Subject to negotiation and intermediation of securities	-	-	-	-	-	-	-	-	**1,041**
Option premiums	-	-	-	-	-	-	-	-	1,041
Linked to Brazilian Central Bank	-	**76,045**	**683,974**	**560,004**	**10**	-	-	**1,320,033**	**25,282**
Federal government securities	-	76,045	683,974	560,004	10	-	-	1,320,033	25,282
Certificates of privatization	**180**	-	-	-	-	-	-	**180**	**156**
Linked to guarantees rendered	-	**29,946**	**65,227**	**751,398**	-	-	-	**846,571**	**764,658**
Federal government securities	-	29,946	65,227	751,398	-	-	-	846,571	695,469
Corporate debt securities	-	-	-	-	-	-	-	-	69,189
Subtotal	**2,252,722**	**6,324,566**	**1,613,885**	**2,992,467**	**1,202,753**	**1,019,185**	**78,122**	**15,483,700**	**13,011,756**
Allowance for losses	**(33,305)**	**(9,433)**	**(7,183)**	**(49,438)**	**(2,932)**	**(26,573)**	-	**(128,864)**	**(79,336)**
Total	**2,219,417**	**6,315,133**	**1,606,702**	**2,943,029**	**1,199,821**	**992,612**	**78,122**	**15,354,836**	**12,932,420**

The maturities of securities subject to repurchase commitments follow the contractual maturities of repurchase agreements.

6. LENDING AND LEASING OPERATIONS PORTFOLIO AND ALLOWANCE FOR LENDING, LEASING AND OTHER CREDIT LOSSES

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco 2001	Unibanco 2000	Unibanco Consolidated 2001	Unibanco Consolidated 2000
By type				
Discounted loans and notes	10,264,370	7,355,208	10,950,867	8,741,839
Financing	6,536,876	4,943,434	7,703,696	6,178,837
Agricultural	833,042	669,962	833,042	733,701
Real estate loans	471,020	400,298	478,912	488,854
Credit card	-	-	2,947,720	2,367,088
Total lending operations	**18,105,308**	**13,368,902**	**22,914,237**	**18,510,319**
Leasing operations	114	154	772,954	930,946
Advances on exchange contracts (1)	1,375,737	1,740,263	1,375,737	1,817,448
Total lending operations, leasing and advances on exchange contracts	**1,375,851**	**1,740,417**	**2,148,691**	**2,748,394**
Guarantees honored	590	108	590	108
Other receivables (2)	260,028	320,006	294,907	355,741
Total other credits	**260,618**	**320,114**	**295,497**	**355,849**
Assignment of loans with co-obligation (3)	-	-	**139,789**	**219,999**
Co-obligation on credit card customer financing (3)	-	-	**328,477**	**313,304**
Total risk (4)	**19,741,777**	**15,429,433**	**25,826,691**	**22,147,865**
By maturity				
Past-due for more than 14 days (Note 6d)	441,176	282,789	1,735,196	1,313,078
Falling due:				
Less than 3 months (5)	7,420,497	6,408,552	10,847,782	10,016,623
Between 3 months and 1 year	5,941,297	4,210,510	6,659,550	5,156,714
Between 1 and 3 years	3,338,344	2,750,255	3,908,280	3,713,544
More than 3 years	2,600,463	1,777,327	2,675,883	1,947,906
Total risk	**19,741,777**	**15,429,433**	**25,826,691**	**22,147,865**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".

(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.

(3) Recorded as off-balance sheet items.

(4) The total risk does not include guarantees in the amount of R$3,994,317 (2000 - R$3,373,955) in Unibanco and R$4,002,141 (2000 - R$3,573,869) in Unibanco Consolidated, that are recorded as off-balance sheet items, from which management does not expect losses.

(5) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Unibanco
	2001		2000	
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,206,398	6.1	628,557	4.1
Chemical and pharmaceutical	947,530	4.8	840,788	5.4
Food, beverages and tobacco	905,022	4.6	815,757	5.3
Paper, paper products, printing and publishing	887,998	4.5	529,781	3.4
Basic metal industries	852,712	4.3	534,626	3.5
Automobile industry	657,554	3.3	965,350	6.3
Petrochemical	523,111	2.6	129,521	0.8
Production of machines and equipment	395,293	2.0	289,821	1.9
Non-metallic minerals	347,316	1.8	92,900	0.6
Textiles, clothing and leather goods	317,043	1.6	350,060	2.3
Electronic and communications equipment	276,185	1.4	302,091	2.0
Extractive	275,812	1.4	94,032	0.6
Wood and wood products, including furniture	250,327	1.3	204,433	1.3
Electric and electronic	225,608	1.1	274,038	1.8
Production of metal goods	173,863	0.9	286,057	1.9
Rubber and plastic	159,462	0.9	115,161	0.7
Other manufacturing industries	11,858	-	11,438	0.1
Subtotal	**8,413,092**	**42.6**	**6,464,411**	**42.0**
Individual				
Consumer loans	3,260,154	16.5	2,504,680	16.2
Residential mortgage loans	415,792	2.1	338,575	2.2
Subtotal	**3,675,946**	**18.6**	**2,843,255**	**18.4**
Residential construction loans	**71,152**	**0.4**	**79,795**	**0.5**
Trade				
Retail	1,653,972	8.4	1,162,955	7.5
Wholesale	774,225	3.9	441,950	2.9
Lodging and catering services	88,337	0.4	83,063	0.5
Subtotal	**2,516,534**	**12.7**	**1,687,968**	**10.9**
Financial service				
Financial companies	770,615	3.9	352,366	2.3
Insurance companies and private pension funds	168,044	0.9	132,436	0.9
Subtotal	**938,659**	**4.8**	**484,802**	**3.2**
Other service				
Post office and telecommunications	495,830	2.5	713,993	4.6
Transportation	493,975	2.5	297,391	1.9
Real estate services	457,911	2.3	363,110	2.4
Construction	245,682	1.2	166,332	1.1
Associative activities	240,467	1.2	126,070	0.8
Health and social services	139,637	0.7	34,881	0.2
Education	101,483	0.5	48,328	0.3
Leisure	44,525	0.2	32,806	0.2
Other	1,073,842	5.6	1,416,329	9.2
Subtotal	**3,293,352**	**16.7**	**3,199,240**	**20.7**
Agriculture, livestock, forestry and fishing	**833,042**	**4.2**	**669,962**	**4.3**
Total	**19,741,777**	**100.0**	**15,429,433**	**100.0**

				Unibanco Consolidated
	2001		2000	
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	1,219,504	4.7	682,060	3.1
Chemical and pharmaceutical	981,315	3.8	867,743	3.9
Food, beverages and tobacco	969,493	3.8	914,001	4.1
Paper, paper products, printing and publishing	909,815	3.5	543,868	2.5
Basic metal industries	862,085	3.3	587,024	2.7
Automobile industry	668,957	2.6	934,299	4.2
Petrochemical	532,301	2.1	158,762	0.7
Production of machines and equipment	408,538	1.6	300,083	1.4
Non-metallic minerals	365,076	1.4	118,650	0.5
Textiles, clothing and leather goods	329,049	1.3	399,921	1.8
Extractive	286,629	1.1	109,835	0.5
Electronic and communications equipment	285,268	1.1	301,470	1.4
Wood and wood products, including furniture	270,725	1.0	230,816	1.0
Electric and electronic	230,698	0.9	291,574	1.3
Production of metal goods	181,444	0.7	340,337	1.5
Rubber and plastic	168,500	0.7	133,375	0.6
Other manufacturing industries	12,321	-	14,731	0.1
Subtotal	**8,681,718**	**33.6**	**6,928,549**	**31.3**
Individual				
Consumer loans	4,911,740	19.0	3,421,746	15.4
Credit card	3,415,985	13.2	2,900,391	13.1
Residential mortgage loans	423,684	1.6	416,987	1.9
Lease financing	244,262	0.9	458,469	2.1
Subtotal	**8,995,671**	**34.7**	**7,197,593**	**32.5**
Residential construction loans	**71,152**	**0.3**	**90,084**	**0.4**
Trade				
Retail	1,973,146	7.6	1,546,115	7.0
Wholesale	856,865	3.3	787,212	3.6
Lodging and catering services	96,946	0.4	98,133	0.4
Subtotal	**2,926,957**	**11.3**	**2,431,460**	**11.0**
Financial service				
Financial companies	308,974	1.2	308,761	1.4
Insurance companies and private pension funds	171,414	0.7	128,132	0.6
Subtotal	**480,388**	**1.9**	**436,893**	**2.0**

Other service	Unibanco Consolidated 2001 Value	2001 % of distribution	2000 Value	2000 % of distribution
Transportation	741,905	2.9	577,466	2.6
Post office and telecommunications	503,143	1.9	747,311	3.4
Real estate services	501,409	1.9	485,513	2.2
Construction	353,786	1.4	294,372	1.3
Associative activities	260,624	1.0	275,758	1.2
Health and social services	161,404	0.6	182,163	0.8
Education	110,881	0.4	99,631	0.4
Leisure	49,112	0.2	45,291	0.2
Other	1,155,499	4.7	1,622,080	7.4
Subtotal	**3,837,763**	**15.0**	**4,329,585**	**19.5**
Agriculture, livestock, forestry and fishing	**833,042**	**3.2**	**733,701**	**3.3**
Total	**25,826,691**	**100.0**	**22,147,865**	**100.0**

The value of operations and percentage of distribution as of December 31, 2000 (Unibanco and Unibanco Consolidated) were rearranged for better comparison with December 31, 2001.

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated 2001	
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,409,433	12.2	2,083,761	8.1
50 following clients	4,849,047	24.5	4,699,694	18.2
100 following clients	3,032,910	15.4	2,863,129	11.1
Other clients	9,450,387	47.9	16,180,107	62.6
Total	**19,741,777**	**100.0**	**25,826,691**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

Unibanco 2001

Risk level	Number of days in arrears of the overdue installments	Current credits (1)	Past-due credits: Overdue installments	Past-due credits: Falling due installments	Total credits	Distribution %
AA		9,916,074	-	-	9,916,074	50.2
A		3,686,774	-	-	3,686,774	18.7
B	from 15 to 30	2,076,253	24,091	66,140	2,166,484	11.0
C	from 31 to 60	2,309,331	54,146	200,367	2,563,844	13.0
D	from 61 to 90	288,221	67,276	80,300	435,797	2.2
E	from 91 to 120	87,230	54,700	48,981	190,911	1.0
F	from 121 to 150	71,057	27,073	40,566	138,696	0.7
G	from 151 to 180	124,029	32,785	32,104	188,918	1.0
H	more than 180	167,069	181,105	106,105	454,279	2.2
	Total	**18,726,038**	**441,176**	**574,563**	**19,741,777**	**100.0**

Unibanco 2000

Risk level	Number of days in arrears of the overdue installments	Current credits (1)	Past-due credits: Overdue installments	Past-due credits: Falling due installments	Total credits	Distribution %
AA		8,197,662	-	-	8,197,662	53.1
A		2,835,491	-	-	2,835,491	18.4
B	from 15 to 30	1,588,288	29,854	36,638	1,654,780	10.7
C	from 31 to 60	1,498,064	21,795	66,034	1,585,893	10.3
D	from 61 to 90	258,752	22,578	77,058	358,388	2.3
E	from 91 to 120	30,958	31,143	39,793	101,894	0.7
F	from 121 to 150	63,976	22,984	38,132	125,092	0.8
G	from 151 to 180	91,529	20,305	40,814	152,648	1.0
H	more than 180	119,624	134,130	163,831	417,585	2.7
	Total	**14,684,344**	**282,789**	**462,300**	**15,429,433**	**100.0**

Unibanco Consolidated 2001

Risk level	Number of days in arrears of the overdue installments	Current credits (1)	Past-due credits: Overdue installments	Past-due credits: Falling due installments	Total credits	Distribution %
AA		10,669,027	-	-	10,669,027	41.3
A		7,392,216	-	-	7,392,216	28.6
B	from 15 to 30	2,122,199	274,078	121,507	2,517,784	9.8
C	from 31 to 60	2,375,179	393,864	257,298	3,026,341	11.7
D	from 61 to 90	297,366	203,415	101,809	602,590	2.3
E	from 91 to 120	89,883	183,261	60,613	333,757	1.3
F	from 121 to 150	72,757	153,419	51,969	278,145	1.1
G	from 151 to 180	125,954	146,595	37,524	310,073	1.2
H	more than 180	173,181	380,564	143,013	696,758	2.7
	Total	**23,317,762**	**1,735,196**	**773,733**	**25,826,691**	**100.0**

Risk level	Number of days in arrears of the overdue installments	Current credits [1]	Past-due credits Overdue installments	Past-due credits Falling due installments	Total credits	2000 Distribution %
AA		9,036,324	-	-	9,036,324	40.8
A		6,616,486	-	-	6,616,486	29.9
B	from 15 to 30	1,656,276	270,574	249,452	2,176,302	9.8
C	from 31 to 60	1,685,702	209,348	383,010	2,278,060	10.3
D	from 61 to 90	267,563	135,551	130,961	534,075	2.4
E	from 91 to 120	33,090	130,297	77,545	240,932	1.1
F	from 121 to 150	70,461	111,210	65,886	247,557	1.1
G	from 151 to 180	95,218	100,198	60,764	256,180	1.2
H	more than 180	124,815	355,900	281,234	761,949	3.4
	Total	**19,585,935**	**1,313,078**	**1,248,852**	**22,147,865**	**100.0**

[1] Includes 14 days past-due amounts.

(e) Allowance for lending, leasing and other credits losses by risk level:

			Unibanco					
			2001			2000		
Risk level	Number of days overdue	% minimum allowance required	Total credits	Total allowance	% effective allowance	Total credits	Total allowance	% effective allowance
AA		-	9,916,074	-	-	8,197,662	-	-
A		0.5	3,686,774	18,447	0.5	2,835,491	14,177	0.5
B	from 15 to 30	1.0	2,166,484	21,681	1.0	1,654,780	16,547	1.0
C	from 31 to 60	3.0	2,563,844	96,589	3.9	1,585,893	57,616	3.6
D	from 61 to 90	10.0	435,797	76,437	17.6	358,388	68,319	19.1
E	from 91 to 120	30.0	190,911	60,974	31.9	101,894	37,298	36.6
F	from 121 to 150	50.0	138,696	72,051	51.9	125,092	70,180	56.1
G	from 151 to 180	70.0	188,918	134,513	71.2	152,648	111,001	72.7
H	more than 180	100.0	454,279	454,279	100.0	417,585	417,585	100.0
	Total		**19,741,777**	**937,971**		**15,429,433**	**792,723**	
	% of total risk			**4.8%**			**5.1%**	

			Unibanco Consolidated					
			2001			2000		
Risk level	Number of days overdue	% minimum allowance required	Total credits	Total allowance	% effective allowance	Total credits	Total allowance	% effective allowance
AA		-	10,669,027	-	-	9,036,324	-	-
A		0.5	7,392,216	48,699	0.7	6,616,486	47,514	0.7
B	from 15 to 30	1.0	2,517,784	27,495	1.1	2,176,302	25,849	1.2
C	from 31 to 60	3.0	3,026,341	121,995	4.0	2,278,060	93,954	4.1
D	from 61 to 90	10.0	602,590	111,303	18.5	534,075	102,276	19.2
E	from 91 to 120	30.0	333,757	131,025	39.3	240,932	97,815	40.6
F	from 121 to 150	50.0	278,145	162,450	58.4	247,557	151,247	61.1
G	from 151 to 180	70.0	310,073	238,770	77.0	256,180	203,688	79.5
H	more than 180	100.0	696,758	696,758	100.0	761,949	761,949	100.0
	Total		**25,826,691**	**1,538,495**		**22,147,865**	**1,484,292**	
	% of total risk			**6.0%**			**6.7%**	

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients operations or portfolios.

(f) The operations renegotiated in the period with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$733,012 (2000 - R$342,239) in Unibanco and R$1,053,787 (2000 - R$647,449) in Unibanco Consolidated. These operations were recorded in order to keep the risk level assess existing before the renegotiation.

(g) Change in the allowance for lending, leases and other credit losses during the period:

	Unibanco 2001	Unibanco 2000	Unibanco Consolidated 2001	Unibanco Consolidated 2000
Balance, beginning of year	**792,723**	**549,221**	**1,484,292**	**971,619**
Balance of acquired companies, merged company	2,937	-	38,399	456,088
Provision for loan losses	784,386	844,624	1,649,727	1,241,642
Prior year adjustments of subsidiary	-	-	-	35,151
Loan charge-offs	(642,075)	(601,122)	(1,633,923)	(1,220,208)
Balance, end of year	**937,971**	**792,723**	**1,538,495**	**1,484,292**
Loan recoveries [1]	**189,356**	**245,714**	**440,452**	**382,610**

[1] Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

7. FOREIGN EXCHANGE PORTFOLIO

(a) Balance sheet accounts

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Assets - Other credits				
Unsettled exchange purchases	1,517,320	2,398,986	1,517,320	2,541,035
Rights on foreign exchange sold	297,400	670,398	297,400	744,111
(-) Contracted advances in local currency	(49,712)	(149,931)	(49,712)	(151,835)
Income receivable from contracted advances	25,538	33,632	25,538	37,464
Other	3,248	4,289	3,248	9,130
Total	**1,793,794**	**2,957,374**	**1,793,794**	**3,179,905**
Liabilities - Other liabilities				
Unsettled exchange sales	288,685	674,086	288,685	751,331
Obligations for foreign exchange purchased	1,598,221	2,342,395	1,598,221	2,473,559
(-) Advances on exchange contracts	(1,350,199)	(1,996,936)	(1,350,199)	(2,062,126)
Other	4,869	4,561	4,872	4,612
Total	**541,576**	**1,024,106**	**541,579**	**1,167,376**
Off-balance sheet				
Import credits - outstanding	63,775	76,733	73,251	104,646
Confirmed export credits	3,880	3,162	5,391	3,237

(b) Statement of income

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Income from foreign exchange transactions	4,305,940	3,910,873	4,434,180	4,068,124
Expenses from foreign exchange transactions	(3,010,704)	(2,972,282)	(3,123,258)	(3,077,198)
Income from foreign currency financing	1,825,880	503,767	1,833,929	523,660
Income from foreign short-term interbank investments	92,646	28,213	92,718	33,165
Expenses from obligations with foreign bankers	(3,127,576)	(1,426,321)	(3,146,086)	(1,493,594)
Other	25,809	7,812	25,856	2,246
Foreign exchange transactions	**111,995**	**52,062**	**117,339**	**56,403**

8. OTHER CREDITS

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Negotiation and intermediation of securities				
Swap operations - difference receivable	546,839	263,257	444,743	275,715
Debtors - pending settlement	15,316	19,653	83,186	66,791
Financial assets and commodities to liquidate	-	-	18,486	-
Other	60,299	11	72,280	8,093
Total	**622,454**	**282,921**	**618,695**	**350,599**
Short-term	**481,704**	**278,204**	**516,821**	**336,451**
Long-term	**140,750**	**4,717**	**101,874**	**14,148**
Sundry				
Deferred tax (note 16a)	742,853	486,718	1,554,564	1,370,260
Social contribution carry forward [1]	289,291	289,617	513,559	554,313
Judicial deposits for civil and labor suits	474,078	377,818	804,533	616,546
Notes and credits receivable	209,536	244,920	211,856	269,878
Receivables from sale of assets	50,492	75,086	83,051	85,863
Prepaid taxes	85,154	58,670	435,522	397,293
Salary advances and other	23,983	15,060	36,992	50,558
Government benefit advances	38,582	29,415	38,582	36,427
Receivables from credit card operations	-	-	181,713	160,437
Other	235,260	286,411	569,684	660,240
Total	**2,149,229**	**1,863,715**	**4,430,056**	**4,201,815**
Short-term	**536,198**	**1,098,368**	**1,348,603**	**1,929,849**
Long-term	**1,613,031**	**765,347**	**3,081,453**	**2,271,966**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

9. FOREIGN BRANCHES

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances[1] of these branches can be summarized as follows:

	2001		2000	
	US$ thousand	R$	US$ thousand	R$
Current assets	3,283,659	7,619,402	2,389,441	4,672,313
Long-term assets	583,713	1,354,448	949,058	1,855,788
Permanent assets	771	1,789	51,480	100,664
Total assets	**3,868,143**	**8,975,639**	**3,389,979**	**6,628,765**
Current liabilities	2,814,952	6,531,815	2,180,433	4,263,619
Long-term liabilities	556,889	1,292,205	684,582	1,338,631
Deferred income	5	12	1,415	2,767
Branch equity	496,297	1,151,607	523,549	1,023,748
Total liabilities	**3,868,143**	**8,975,639**	**3,389,979**	**6,628,765**
Net income	**31,233**	**72,473**	**98,728**	**193,053**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

As a result of the corporate reorganization of the Unibanco Group's companies abroad, mentioned in Note 10g, the Unibanco's Board of Directors approved in a meeting held on October 31, 2001 the distribution of a portion of the retained earnings of the Grand Cayman branch through 1995 in the amount of US$ 7,469 thousand and, in the meeting held on December 26, 2001, the distribution of the retained earnings for 1998, 1999 and part of the retained earnings for 2000 of the Grand Cayman branch in the amount of US$ 50,516 thousand, paying through the exchange of shares owned in the foreign companies.

10. INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies" in the statement of income in the group "Other operating income (expenses)" and amounted to R$1,114,680 (2000 - R$774,481) in Unibanco and R$7,575 (2000 - R$3,696) in Unibanco Consolidated. The foreign branches and subsidiary companies exchange gains in the amount of R$161,676 (2000 - R$123,514) in Unibanco and R$281,908 (2000 - R$141,209) in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility in 2001, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$ 430 million. The expense of R$77,954 in Unibanco and Unibanco Consolidated was also recorded in "Other operating income", reducing the exchange gain on foreign investments. The investments in subsidiary and associated companies are detailed in the Appendix to this Note and the following events relate to investments in subsidiary and associated companies in the years ended December 31, 2000 and 2001:

(a) In April 2000, Unibanco concluded the purchase of 100% of the capital of Credibanco and its subsidiaries for R$108,067, plus R$62,803 for goodwill, which is being amortized up to five years, using the straight-line method in accordance with the expected period of benefit. During 2001, R$12,561 (2000 - R$7,327) was amortized and recorded as "Other operating expenses".

As part of the reorganization process, Unibanco and Credibanco signed an "Agreement of Assignment of Rights and Assumption of Obligations", by which Credibanco transferred to Unibanco R$495,268 in assets and R$647,099 in liabilities at face value and the difference was received in cash. Through this agreement, the derivative instrument contracts, guarantees provided to third parties, securities in custody and assets under management were also assigned to Unibanco.

In April 2001, Credibanco merged Cartão Unibanco Ltda.

(b) In September 2000 the joint venture between Unibanco and PT Multimedia.com, controlled by Portugal Telecom (PT) was approved. Through this association, Banco1.net S.A. (Banco1), controlled by Régula Participações S.A. (Régula) was created. In April 2001, Unibanco received from Régula 23,071,433 common shares issued by Banco1 with capital reduction of R$39,679. After this Unibanco sold 1,295,959 shares to third parties, with a gain of R$7,178, recorded as "Non-operating income" and Régula merged into Unibanco Representação e Participações Ltda.

(c) In December 2000, the Brazilian government authorities approved the association between Unibanco, Unibanco Holdings, Caixa Geral de Depósitos (CGD) and Bandeirantes. Through this association, Unibanco acquired a 100% stake in Caixa Brasil Participações S.A. (CBP), the controlling company of Bandeirantes, and CGD received directly and indirectly 12.25% of interest in Unibanco. The transaction generated a goodwill of R$973,226 in Unibanco and R$999,653 in Unibanco Consolidated, which is subject to adjustment based on the agreement between the parties (mainly guarantee of the loan portfolio). The goodwill is being amortized up to 10 years, in accordance with the expected period of benefit, based on an appraisal report issued in the acquisition date. During 2001, R$55,033 was amortized in Unibanco and R$61,697 in Unibanco Consolidated, recorded as "Other operating expenses".

In 2000 and 2001, there was corporate reorganization processes which involved Bandeirantes Group, with the sale of interest in Bandeirantes S.A. Capitalização, in Trevo Seguradora S.A., in Trevo Banorte Seguradora S.A., in Bandeirantes Administradora de Cartões de Crédito e Assessoria Ltda. and the minority interest in Serasa - Centralização de Serviços dos Bancos S.A. to Unibanco's companies which have the same activity. This reorganization generated a gain of R$284,567, which was recognized entirely in the seller companies and as a goodwill in the buyer companies and was considered as unrealized gains in Unibanco, when applicable. It is expected the recognition of gain in Unibanco will be made in line with amortization of goodwill.

During 2001, Bandeirantes S.A. Capitalização was merged into Unibanco Companhia de Capitalização and Trevo Seguradora S.A. and Trevo Banorte Seguradora S.A. were merged into Unibanco AIG Seguros S.A.. Unibanco Leasing S.A. - Arrendamento Mercantil was merged into Bandeirantes S.A. - Arrendamento Mercantil, which changed its name to Unibanco Leasing S.A. - Arrendamento Mercantil.

As part of the reorganization process, Unibanco and Bandeirantes signed an "Agreement of Assignment of Rights and Obligations and Other Understanding", by which Bandeirantes transferred to Unibanco assets and liabilities at their face value in accordance with the "Schedule of Migration" of branches, and the difference was received in cash. Up to December 31, 2001, R$1,598,414 of assets and R$2,103,367 of liabilities were transferred to Unibanco. Through the "Schedule of Migration" the derivative instrument contracts, guarantees provided to third parties and the securities in custody have also been assigned to Unibanco.

(d) In December 2000, Unibanco acquired from Group Icatú the remaining 49.9% of interest in Fininvest and its subsidiaries for R$483,107. As a result, Unibanco now owns 99.759% of Fininvest. The operation generated a goodwill of R$401,196 in Unibanco, which is being amortized up to 10 years, in accordance with the expected period of benefit, based on an appraisal report issued on the acquisition date. During 2001, R$17,872 was amortized and recorded as "Other operating expenses".

(e) In September 2001, Fininvest and Magazine Luiza, a traditional department store chain, established an association through the creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for Magazine Luiza. The amount of investment in Fininvest was R$42,530. The operation generated a goodwill of R$31,842, will be amortized as from 2002, up to 10 years, in accordance with the expected period of benefit.

(f) In October 2001, Unibanco signed an Association Agreement with Globex, controlling company of Ponto Frio retail chain, whereby, Unibanco acquired 50% of interest in Investcred for R$110,805. The operation generated a goodwill of R$58,873, which is being amortized up to 10 years, in accordance with the expected period of benefit. During 2001 R$981 was amortized and recorded as "Other operating expenses".

(g) In December 2001 there was a corporate reorganization of the foreign investments, in which Unibanco had a direct and an indirect participation. Unipart Participações Internacionais Ltd. (Unipart Internacional) was created and capitalized at the book value of investments transferred by the former controlling company. The principal companies transferred to Unipart Internacional were:

- 100% of Unibanco Cayman Bank Ltd., subsidiary of Unibanco Participações Internacionais Ltda. (current name of Tahoma Participações Ltda.);
- 75.5% of Unicorp Bank & Trust Ltd.; 99.999% of Unibanco União de Bancos Brasileiros (Luxembourg) S.A. and Interbanco S.A. and 100% of UBB Holding Company, Inc., controlling company of Unibanco Securities Inc., subsidiary companies of Unibanco; and
- 100% of Banco Bandeirantes Grand Cayman Inc., subsidiary company of Bandeirantes.

11. RESOURCES FROM SECURITIES ISSUED

Resources from securities issued are represented by mortgage notes and debentures issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the savings deposits index, plus average interest of 10.20% per annum, and are payable up to September 12, 2003.

(b) *Euronotes*

		Unibanco		Unibanco Consolidated	
Maturity [1]	Currency	2001	2000	2001	2000
Less than 3 months	US$	581,987	84,848	118,202	30,551
	EUR	6,382	176	6,382	93
		588,369	**85,024**	**124,584**	**30,644**
From 3 to 12 months	US$	1,331,021	1,100,378	901,661	840,744
	EUR	68,729	126,805	68,729	208,089
	ITL	3,126	3,406	3,054	3,377
		1,402,876	**1,230,589**	**973,444**	**1,052,210**
From 1 to 3 years	US$	1,034,283	1,024,368	631,919	541,668
	ITL	217,189	197,741	215,749	197,207
		1,251,472	**1,222,109**	**847,668**	**738,875**
From 3 to 5 years	US$	150,310	50,567	3,831	217,715
From 5 to 15 years	US$	11,598	9,685	18,459	15,467
Total		**3,404,625**	**2,597,974**	**1,967,986**	**2,054,911**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at December 31, 2001 was 9.29% per annum in Unibanco and 7.92% per annum in Unibanco Consolidated.

(c) *Commercial Paper* Programs

The commercial paper programs, in the amount of R$796,259 (2000 - R$813,137) in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to July 11, 2005, with interest at rates between 1.87% and 3.50% per annum.

(d) The other issues totaled R$130,332 (2000 - R$59,698) in Unibanco and R$54,959 (2000 - R$59,698) in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 8.30% per annum.

12. BORROWINGS AND ONLENDING IN BRAZIL – GOVERNMENTAL AGENCIES

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil - governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

13. OTHER LIABILITIES - SUNDRY

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Provision for labor and civil litigation	279,788	278,154	601,490	584,707
Provisions for personnel and administrative expenses	112,823	85,236	188,979	185,378
Amounts payable to associated company	214,641	-	-	-
Payable for official agreement	84,569	60,156	87,696	187,356
Payable related to insurance	-	-	159,995	107,470
Payable to merchants - credit card	-	-	1,543,440	1,503,317
Other	550.812	236,009	484,252	444,181
Total	**1,242,633**	**659,555**	**3,065,852**	**3,012,409**
Short-term	***863,200***	***352,711***	***2,422,436***	***2,255,304***
Long-term	**379,433**	**306,844**	**643,416**	**757,105**

14. FISCAL, EMPLOYEE AND CIVIL LITIGATIONS

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision in 2000 and 2001 were as follows:

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Balance, beginning of year	**567,310**	**521,040**	**1,303,717**	**876,599**
Provisions for acquired companies	5,206	-	-	372,185
Provision charged	167,251	203,242	363,322	381,640
Payments	(91,087)	(148,972)	(164,476)	(159,194)
Reversal of provisions (Note 23b)	-	(8,000)	(30,779)	(167,513)
Balance, end of year	**648,680**	**567,310**	**1,471,784**	**1,303,717**

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

Unibanco and its subsidiaries filed other actions and claims on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes related claims

Shareholders' claims. Certain former minority shareholders of Bandeirantes have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

Tax and general litigation. There are also several lawsuits in which Bandeirantes is a party in the normal course of business. Management believes that an unfavorable outcome in any or all of the lawsuits will not have a material adverse effect on the business of Bandeirantes, since the amounts are fully recorded, being included in the Unibanco Consolidated balances.

15. STOCKHOLDERS' EQUITY

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	2001			2000
	Outstanding shares	Treasury stock	Total	Total
Common	75,568,744,349	-	75,568,744,349	75,568,744,349
Preferred	63,019,467,863	2,297,621,106	65,317,088,969	65,084,425,585
	138,588,212,212	**2,297,621,106**	**140,885,833,318**	**140,653,169,934**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

On December 11, 2000 as a result of the association with CGD and Bandeirantes (Note 10c), an agreement for exchange of shares was made related to:

(i) shares of CBP, controlling company of Bandeirantes; and

(ii) shares of minority shareholders of Bandeirantes.

The shares exchange was approved in the following Extraordinary Shareholders' Meetings of Unibanco:

(i) CBP - on December 27, 2000, when the capital of Unibanco was increased by R$1,043,771, through the issue of 17,229,843,587 shares without par value, being 10,471,843,587 common shares and 6,758,000,000 preferred shares; and

(ii) minority shareholders of Bandeirantes - on December 28, 2000, when the capital of Unibanco was increased by R$18,403, through the issue of 303,762,675 shares without par value, being 184,618,926 common shares and 119,143,749 preferred shares.

On October 31, 2001 the Extraordinary Shareholders Meeting approved the "Spin-off and Up stream Merger Enrollment of Notice of Purposes", signed on October 15, 2001 between Holdings, Unibanco and Banco Bandeirantes de Investimentos S.A. (BBI) and related "Amendment to the Enrollment", whereby the spin-off of BBI was decided with incorporation of the equity of BBI part by Unibanco and part by Holdings, with the consequent extinguishment of BBI. The equity incorporated by Unibanco, resulted in a capital increase of R$2,321, represented by 232,663,384 new preferred shares without par value. The meeting also approved a capital increase of R$302,007 using revenue reserves, without change in the number of shares. Both capital increases are subject to the approval of the Brazilian Central Bank.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 23, 2001, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001, in the total amount of R$152,208, representing R$1.0368 per 1,000 common shares and R$1.1405 per 1,000 preferred shares. The payment of the dividends was made as from July 31, 2001.

For each *Unit* there were dividends of R$2.1831 per 1,000 of Units attributed, R$1.0426 from Holdings and R$1.1405 from Unibanco.

For each GDS there were dividends of R$1.09155 attributed.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$170,985 representing R$1.1801 per 1,000 common shares and R$1.2981 per 1,000 preferred shares. The payment of the dividends was made as from January 31, 2002.

For each *Unit* there were dividends of R$2.4874 per 1,000, of *Units* attributed, R$1.1893 from Holdings and R$1.2981 from Unibanco.

For each GDS there were dividends of R$1.2437 attributed.

Calculation of the dividends	2001	2000
Net income for the year	971,941	739,153
Less: Legal reserve (5%)	48,597	36,957
Prior year adjustments	4,152	11,832
Calculation basis	**919,192**	**690,364**
Mandatory dividend (35%)	**321,717**	**241,627**
Dividends and interest on own capital proposed/ paid		
Interest on own capital paid as from July 31, 2000 (gross amount R$154,496)	-	131,322
Dividends paid as from January 31, 2001	-	132,607
Dividends paid as from July 31, 2001	152,208	-
Dividends paid as from January 31, 2002	170,985	-
Total dividends and interest on own capital	**323,193**	**263,929**
% Distributed	35.16%	38.23%

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

(i) Through the "Share Exchange Agreement" signed on August 31, 2001, Unibanco assigned and transferred to Holdings 24,397,249 Class B preferred shares issued by Holdings and acquired through a prior repurchase program in the form of *Units*, and Holdings assigned and transferred to Unibanco the same quantity of preferred shares issued by Unibanco. The shares exchanged were recorded in Unibanco and in Holdings as treasury stocks.

(ii) The Board of Directors of Unibanco and Holdings in the meeting held on September 20, 2001 authorized, for a period of three months, the acquisition at market prices of up to 220,948,544 Unibanco's common shares, 4,597,425,824 Unibanco's preferred shares, and 4,236,225,772 Holding's Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. The acquisition can be made through the acquisition of shares, *Units* or GDS.

On December 27, 2001, through the meeting of the Board of Directors, the buy-back program was renewed with the following limits: up to 257,364,326 Unibanco's common shares and up to 3,177,019,267 Unibanco's preferred shares, and up to 3,438,618,826 Holdings' Class B preferred shares.

Up to December 31, 2001, 153,200,000 Unibanco's preferred shares, 46,500,000 *Units*, and 1,702,500 GDS issued by both Unibanco and Holdings were repurchased. Through of "Share Exchange Agreement", Unibanco assigned and transferred to Holdings 897,750,000 Class B preferred shares issued by Holdings, acquired in the form of *Units* and GDS and Holdings assigned and transferred to Unibanco 897,750,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 1,948,700,000 preferred shares at an average price of R$37.10 as treasury stocks. The minimum and maximum acquisition prices were R$34.87 and R$55.91, respectively.

(iii) The market value of treasury stocks at December 31, 2001, based on Units price at December 28, 2001 in the São Paulo Stock Exchange was R$116,007.

(e) Earnings per share

Earnings per 1,000 shares for the year ended December 31, 2001 are R$6.95, considering the average outstanding shares in the period, or R$7.01, considering the outstanding shares as of December 31, 2001.

Earnings per 1,000 shares, presented in the Income Statement for the year ended December 31, 2000 were calculated excluding shares issued on December 27 and 28, 2000.

16. INCOME TAX AND SOCIAL CONTRIBUTION

(a) Deferred tax assets

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Provisions not currently deductible, mainly allowance for loan losses	737,106	465,363	1,309,964	587,078
Tax benefit on reorganization of insurance holdings	-	-	29,817	45,862
Tax loss and negative basis of social contribution carry-forward	-	21,355	345,581	160,369
Deferred tax related to the change in criteria for calculating allowance for loan losses	-	-	-	11,952
Balance of acquired/merged companies	5,747	-	4,408	564,999
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(3,212)	(141,550)	(69,333)
Net deferred tax assets	**742,853**	**483,506**	**1,548,220**	**1,300,927**
Total assets	**742,853**	**486,718**	**1,554,564**	**1,370,260**
Total liabilities	**-**	**3,212**	**6,344**	**69,333**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized in 2000 were R$231,048 in Unibanco and, in 2001, R$130,243 (2000 - R$231,048) in Unibanco Consolidated.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 3 years in Unibanco and up to 5 years in Unibanco Consolidated

(b) Income tax and social contribution income (expenses)

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Income before income tax and social contribution, net of profit sharing	734,359	739,153	1,091,042	1,042,299
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(249,682)	(251,312)	(370,954)	(354,382)
Adjustments to derive effective tax rate:				
Equity in the results of subsidiary and associated companies	378,991	263,324	2,576	1,257
Exchange gain on foreign branches and subsidiary companies	54,970	42,505	95,849	50,930
Exempt foreign subsidiaries income	-	-	90,420	41,858
Interest on own capital paid	-	52,529	6,411	65,486
Interest on own capital received	(23,967)	(24,932)	-	-
Deferred tax assets from prior years recognized in this year (not recognized)	112,928	(152,107)	135,673	(106,674)
Effect of change in social contribution rate from 12% to 9%	-	-	-	(636)
Effect of change in rates on deferred social contribution	-	-	-	(3,673)
Permanent differences (net)	(35,658)	69,993	28,350	81,406
Income tax and social contribution for the year	**237,582**	**-**	**(11,675)**	**(224,428)**

17. COMMITMENTS AND GUARANTEES

	Unibanco		Unibanco Consolidated	
	2001	2000	2001	2000
Co-obligation and risks for guarantees provided	4,137,960	3,500,575	4,156,772	3,729,212
Assets under management (mainly mutual investment funds)	19,869,441	18,264,682	20,397,669	20,466,831
Lease commitments	42,279	39,868	42,279	45,660

18. RELATED-PARTY TRANSACTIONS (UNIBANCO)

	2001	2000
Assets		
Cash and due from banks	-	1
Interbank investments	1,470,578	419,569
Marketable securities	2,550,393	1,707,246
Interbank accounts	148,802	113,497
Lending operations	481,001	77,024
Other credits		
Income receivable		
Dividends and interest on own capital	132,913	41,970
Negotiation and intermediation of securities	152,260	20,826
Sundry	4,384	6,992
Liabilities		
Deposits	1,780,053	2,565,017
Securities sold under repurchase agreements	108,538	124,623
Resources from securities issued		
Securities abroad	1,765,022	930,881
Interbank accounts	19,191	5,364
Borrowings	196,833	57,266
Other liabilities		
Negotiation and intermediation of securities	5,199	22,574
Sundry	576,862	32,603
Revenues		
Lending operations	65,359	41,088
Marketable securities	164,177	163,640
Services rendered	108,251	103,533
Other operating income	185	150
Expenses		
Deposits and securities sold	402,040	429,840
Savings deposits	-	535
Foreign exchange transactions	761	830
Borrowings and onlendings	21,939	7,514
Other administrative expenses	56,242	53,431
Other operating expenses	3,299	48,145

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the market value of the buildings according to the lease contracts.

19. FINANCIAL INSTRUMENTS

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to market values at December 31, 2001 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Market value	Book value	Market value
Assets				
Interbank deposits	3,066,904	3,070,050	1,671,792	1,674,890
Marketable securities	13,093,218	13,213,673	15,354,836	15,515,785
Lending operations	17,199,715	17,167,805	21,500,427	21,433,033
Derivatives, net	442,422	434,493	259,914	253,098
Liabilities				
Interbank deposits	478,282	477,361	158,213	157,438
Time deposits	10,605,213	10,609,995	11,636,910	11,641,694
Mortgage notes	461,262	460,961	477,870	477,570
Resources from securities issued abroad	4,331,216	4,357,354	2,819,204	2,849,328
Treasury stocks	86,768	116,007	86,768	116,007

The market value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The market value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The market value of resources from securities issued abroad was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar operations.

The market value of treasury stocks was based on *Units* price at December 31, 2001 in the São Paulo Stock Exchange.

The market value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

(b) The current notional values of off-balance sheet financial instruments at December 31 are as follows:

	Unibanco				Unibanco Consolidated			
	2001		2000		2001		2000	
Futures contracts	Current notional value	Net exposure	Current notional value	Net exposure	Current notional value	Net exposure	Current notional value	Net exposure
Purchase commitments								
Currencies	1,136,419	-	264,465	264,465	1,136,419	-	264,465	264,465
Interest rates	-	-	877,904	-	13,736	-	877,904	-
Exchange coupon	2,138,797	-	400,712	-	2,186,338	-	400,712	-
Sale commitments								
Currencies	2,077,338	940,919	-	-	2,084,051	947,632	-	-
Interest rates	3,179,211	3,179,211	2,597,471	1,719,567	3,494,634	3,480,898	2,597,471	1,719,567
Exchange coupon	2,454,487	315,690	1,425,440	1,024,728	2,720,247	533,909	1,425,440	1,024,728
Term contracts								
Assets position								
Interest rates	1,205,416	-	1,976,982	-	1,814,883	-	1,976,982	-
Liabilities position								
Interest rates	1,227,367	21,951	1,988,553	11,571	1,845,397	30,514	1,988,553	11,571
***Swap* contracts**								
Assets position								
Currencies	306,493	-	663,676	-	773,282	-	1,199,572	-
Interbank interest rate	6,710,697	5,064,452	19,924,871	4,081,849	6,561,377	4,430,885	21,357,618	3,487,620
Fixed interest rate	1,465,145	-	15,448,988	-	1,406,441	-	16,963,052	-
Other	1,901,937	983,549	1,222,517	166,506	1,946,830	1,008,791	1,408,287	271,603
Liabilities position								
Currencies	4,700,365	4,393,872	2,859,685	2,196,009	3,968,925	3,195,643	2,989,455	1,789,883
Interbank interest rate	1,646,245	-	15,843,022	-	2,130,492	-	17,869,998	-
Fixed interest rate	2,654,901	1,189,756	17,562,614	2,113,626	3,360,046	1,953,605	19,011,165	2,048,113
Other	918,388	-	1,056,011	-	938,039	-	1,136,684	-
Option contracts								
Purchase commitments								
Currencies	-	-	19,300	19,300	-	-	19,300	19,300
Shares	1,375	1,375	1,174	-	1,375	1,375	1,174	-
Sale commitments								
Shares	-	-	104,270	103,096	-	-	104,270	103,096

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet financial instruments.

The amounts of term contracts payable are R$21,951 (2000 - R$11,571) in Unibanco and R$30,514 (2000 - R$11,571) in Unibanco Consolidated and are recorded in "Other liabilities - Negotiation and intermediation of securities".

The amounts of receivables under the swap contracts are R$546,839 (2000 - R$263,257) in Unibanco and R$444,743 (2000 - R$275,715) in Unibanco Consolidated and the amounts of payables are R$82,466 (2000 - R$324,537) in Unibanco and R$154,315 (2000 - R$354,488) in Unibanco Consolidated and are recorded in "Other receivables" and "Other liabilities", respectively, in "Negotiation and intermediation of securities."

The premiums paid to acquire option contracts totaled in 2000 - R$1,041 in Unibanco and Unibanco Consolidated and are recorded in "Marketable securities - Option premiums".

The premiums received from written swap option contracts totaled in 2001 - R$40 in Unibanco and Unibanco Consolidated, and are recorded in "Other liabilities - *Negotiation and intermediation of securities*".

(c) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco		Unibanco Consolidated	
Futures contracts	2001	2000	2001	2000
Up to 90 days	5,809,546	3,089,923	5,945,831	3,089,923
Between 91 days and 180 days	1,705,688	1,065,500	1,705,688	1,065,500
Between 181 days and 360 days	3,197,985	1,071,140	3,553,988	1,071,140
More than 1 year	273,033	339,429	414,429	339,429
Term contracts				
Up to 90 days	162,969	-	250,424	-
Between 91 days and 180 days	151,744	-	360,700	-
Between 181 days and 360 days	135,880	1,782,092	202,634	1,782,092
More than 1 year	752,754	191,278	905,476	191,278
***Swap* contracts**				
Up to 90 days	2,513,243	13,470,623	3,207,599	15,546,483
Between 91 days and 180 days	2,056,490	19,754,510	2,566,151	21,765,998
Between 181 days and 360 days	2,759,932	3,111,544	3,006,184	3,457,947
More than 1 year	2,510,989	660,119	3,071,051	944,305
Option contracts				
Up to 90 days	-	19,300	-	19,300
Between 181 days and 360 days	-	104,270	-	104,270
More than 1 year	1,375	1,174	1,375	1,174

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the movements in market conditions could influence written options.

20. STATEMENT OF CASH FLOWS

	Unibanco	Unibanco Consolidated
		2001
Operating activities		
Net income	971,941	971,941
Provision for devaluation of marketable securities	21,611	22,880
Provision for loan losses	784,386	1,649,727
Technical provisions for insurance, capitalization and retirement plans	-	530,445
Deferred tax assets	(253,600)	(242,885)
Reversal of foreclosed assets provision	(22,982)	(23,863)
Loss on sale of foreclosed assets and fixed assets	28,615	48,072
Amortization of goodwill (negative goodwill) on subsidiaries acquired	77,657	75,751
Equity in results of subsidiary and associated companies	(1,114,680)	(7,575)
Exchange gain on foreign investments	12,088	-
Gain on sale of investment	(7,190)	(8,551)
Provision for losses on investments	483	4,238
Depreciation and amortization	164,107	312,134
Minority interest	-	107,426
Changes in assets and liabilities		
Decrease in interbank investments	1,015,003	2,438,935
Increase in marketable securities	(3,039,939)	(2,467,217)
Increase in Central Bank compulsory deposits	(367,939)	(99,243)
Net change in interbank and interdepartmental accounts	(149,194)	(148,278)
Increase in lending operations	(5,385,779)	(6,028,986)
Decrease in leasing operations	38	152,173
Increase in leased assets (operating leasing)	-	(2,055)
Decrease in other credits and other assets	741,248	981,103
Decrease in other liabilities	(30,409)	(803,341)
Decrease in deferred income	(5,151)	(13,017)
Net cash used in operating activities	**(6,559,686)**	**(2,550,186)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	1,274,524	-
Proceeds from sale of foreclosed assets	42,037	89,584
Purchase of/capital increase on investments in subsidiary and companies	(642,700)	(14,667)
Goodwill on acquisition of subsidiary companies	(59,235)	(100,522)
Proceeds from sale of/capital decrease in subsidiary and associated companies	141,699	37,096
Purchase of other investments	(13,174)	(37,889)
Proceeds from sale of other investments	-	4,157
Purchase of fixed assets	(190,733)	(270,417)
Proceeds from sale of fixed assets	21,468	90,576
Deferred charges	(211,891)	(323,607)
Minority interest	-	(2,676)
Net cash provided by (used in) investing activities	**361,995**	**(528,365)**
Financing activities		
Increase in deposits	6,239,050	5,581,445
Decrease in securities sold under repurchase agreements	(2,263,376)	(2,135,550)
Increase (decrease) in resources from securities issued	940,299	(1,131,342)
Increase in borrowings and onlending in Brazil - Governmental agencies	2,177,207	1,587,753
Purchase of own stocks	(82,601)	(82,601)
Dividends paid	(276,306)	(276,306)
Net cash provided by financing activities	**6,734,273**	**3,543,399**
Net increase in cash and due from banks	**536,582**	**464,848**
Cash and due from banks at the beginning of the year	301,129	528,391
Cash and due from banks at the end of the year	837,711	993,239
Net increase in cash and due from banks	**536,582**	**464,848**

21. SUBSIDIARY COMPANIES INFORMATION

(a) The balance sheets[1] at December 31, of the most important financial entities and their subsidiaries in Brazil are as follows:

	2001		2000	
	Bandeirantes and subsidiary companies	Dibens and subsidiary companies	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets				
Current and long-term assets	**1,299,736**	**1,759,552**	**4,021,941**	**1,093,088**
Cash and due from banks	146	3,231	122,353	2,203
Interbank investments	40,700	4,348	420,167	203
Marketable securities	364,124	493,600	498,366	205,228
Interbank and interdepartmental accounts	15,040	3,842	314,637	3,813
Lending and leasing operations	-	1,051,396	1,477,105	718,087
Other credits and other assets	879,726	203,135	1,189,313	163,554
Permanent assets	**122,521**	**48,091**	**275,430**	**42,831**
Total	**1,422,257**	**1,807,643**	**4,297,371**	**1,135,919**
Liabilities				
Current and long-term liabilities	**973,189**	**1,665,249**	**4,032,016**	**1,009,661**
Deposits	395,942	822,416	2,380,911	449,355
Securities sold under repurchase agreements	-	258,865	6,992	126,425
Resources from securities issued	236,459	321,586	261,526	271,067
Interbank and interdepartmental accounts	4	37,180	59,005	10,628
Borrowings and onlending in Brazil - Governmental agencies	3,127	125,317	599,933	90,686
Other liabilities	337,657	99,885	723,649	61,500
Deferred income	**-**	**-**	**1,240**	**15**
Minority interest	**983**	**1**	**22,434**	**1**
Stockholders' equity	**448,085**	**142,393**	**241,681**	**126,242**
Total	**1,422,257**	**1,807,643**	**4,297,371**	**1,135,919**

[1] Without elimination between intercompany balances from Unibanco Conglomerate.

(b) The combined balance sheet[1] at December 31, 2001 of the **foreign branches and subsidiaries**, is summarized below and includes principally the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., Unicorp Bank & Trust (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

	2001	2000
Assets		
Current and long-term assets	**9,939,425**	**7,977,114**
Cash and due from banks	115,604	82,383
Interbank investments	1,365,244	563,698
Marketable securities	5,714,818	4,925,254
Interbank accounts	57,520	42,582
Lending and leasing operations	2,528,003	2,133,926
Other credits and other assets	158,236	229,271
Permanent assets	**21,532**	**19,464**
Total	**9,960,957**	**7,996,578**
Liabilities		
Current and long-term liabilities	**7,607,474**	**6,268,833**
Deposits	1,679,440	1,113,112
Securities sold under repurchase agreements	506,445	498,402
Resources from securities issued	2,486,893	2,587,429
Interbank accounts	6,747	3,809
Borrowings	2,834,047	1,996,913
Other liabilities	93,902	69,168
Deferred income	**6,940**	**9,866**
Minority interest	**38,625**	**31,476**
Stockholders' equity	**2,307,918**	**1,686,403**
Total	**9,960,957**	**7,996,578**

[1] Without elimination between intercompany balances from Unibanco Conglomerate.

(c) The combined balance sheet[1] at December 31, 2001 of the **insurance, private pension and retirement plans** is summarized below (Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Unibanco Companhia de Capitalização):

	2001	2000
Assets		
Current and long-term assets	**3,702,997**	**3,139,605**
Cash and due from banks	9,395	9,069
Marketable securities	3,009,744	2,520,705
Other credits and other assets	683,858	609,831
Permanent assets	**386,256**	**396,664**
Total	**4,089,253**	**3,536,269**
Liabilities		
Current and long-term liabilities	**2,825,334**	**2,473,683**
Borrowings	-	983
Other liabilities	482,744	372,168
Technical provisions for insurance, capitalization and retirement plans	2,342,590	2,100,532
Minority interest	**417**	**1,102**
Stockholders' equity	**1,263,502**	**1,061,484**
Total	**4,089,253**	**3,536,269**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(d) The combined balance sheet[1] at December 31, 2001 of the **credit card companies**, including the jointly controlled companies, is summarized below: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais (33.333%) and Redecard S.A. (31.943%):

	2001	2000
Assets		
Current and long-term assets	2,596,853	2,163,721
Cash and due from banks	10,350	33,998
Interbank investments	8,181	-
Marketable securities	373,152	184,003
Interbank and interdepartmental accounts	13,265	-
Lending operations	1,616,336	1,421,497
Other credits and other assets	575,569	524,223
Permanent assets	**286,739**	**163,343**
Total	**2,883,592**	**2,327,064**
Liabilities		
Current and long-term liabilities	**2,463,237**	**1,987,843**
Deposits	419,818	-
Borrowings	149,960	228,408
Resources from securities issued	239,045	-
Interbank and interdepartmental accounts	247	-
Other liabilities	1,654,167	1,759,435
Deferred income	**-**	**15,084**
Stockholders' equity	**420,355**	**324,137**
Total	**2,883,592**	**2,327,064**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(e) The balance sheet[1] at December 31, 2001 of the companies which carry out consumer credit operation, is summarized below and includes principally the accounts of Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and FMX S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

	2001	2000
Assets		
Current and long-term assets	**2,336,956**	**1,465,198**
Cash and due from banks	4,032	7,573
Interbank investments	229,938	182,682
Marketable securities	202,445	36,408
Interbank accounts	7,668	-
Lending operations	1,644,587	1,098,390
Other credits and other assets	248,286	140,145
Permanent assets	**134,378**	**62,640**
Total	**2,471,334**	**1,527,838**
Liabilities		
Current and long-term liabilities	**2,219,705**	**1,348,874**
Deposits	1,543,083	957,513
Interbank accounts	135	-
Borrowings	152,459	28,865
Other liabilities	524,028	362,496
Deferred income	**98**	**15,084**
Minority interest	**98**	**476**
Stockholders' equity	**251,433**	**163,404**
Total	**2,471,334**	**1,527,838**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

22. EMPLOYEES BENEFITS

Resolution 371/2000, issued by the Brazilian Securities and Exchange Commission (CVM), approved a new regulation prepared jointly by the IBRACON - Brazilian Institute of Independent Auditors and the CVM, which must be followed by public companies in recording employee benefits. The adoption of the new regulation, did not produce impacts on Unibanco's and on Unibanco Consolidated financial position. The main benefits given by Unibanco to its employees are:

(a) Free Benefits Generation Program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management - Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9% and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

In 2001, the contribution was R$277 (2000 - R$2,247) in Unibanco and R$2,521 (2000 - R$2,679) in Unibanco Consolidated.

(b) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 2001, there was no stock option to be exercised.

23. OTHER INFORMATION

(a) "Other liabilities - accounts payable for purchase of assets", relate mainly to the obligation assumed through the acquisition of Nacional's customer portfolio, in the amount of R$140,543 (2000 - R$254,046) in Unibanco and R$140,543 (2000 - R$254,380) in Unibanco Consolidated, paid semiannually up to November 2002.

(b) "Other operating income" totaled R$151,609 (2000 - R$197,853) in Unibanco and R$401,369 (2000 - R$398,624) in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation, in the net amount of R$83,722 (2000 - R$123,514) in Unibanco and R$203,954 (2000 - R$141,209) in Unibanco Consolidated (see Note 10), interest on judicial deposits in the amount of R$28,653 (2000 - R$22,935) in Unibanco and R$42,879 (2000 - R$22,935) in Unibanco Consolidated and tax contingency reversals in the amount of R$8,000 (2000) in Unibanco and R$30,779 (2000 - R$167,513) in Unibanco Consolidated, based on the favorable opinion of legal counsel.

(c) "Other operating expenses" totaled R$355,755 (2000 - R$357,732) in Unibanco and R$503,865 (2000 - R$370,328) in Unibanco Consolidated and includes mainly provisions for contingencies involving legal actions brought against the Bank, principally labor claims, in the amount of R$101,582 (2000 - R$153,509) in Unibanco and R$180,620 (2000 - R$178,955) in Unibanco Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$86,555 in Unibanco and R$84,702 in Unibanco Consolidated.

(d) "Non-operating income, net" in 2000 in Unibanco and Unibanco Consolidated included substantially R$188,444 of gain obtained from the association which out sourced Unibanco's telecommunications network; R$95,377 gain on sale of the total interest in Quatro/A Telemarketing & Centrais de Atendimento S.A.; R$26,614 gain on exchange of investment in Zip.net S.A. with PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. and R$7,213 gain on the sale of 30% interest in Volkswagen Leasing S.A. - *Arrendamento Mercantil*.

(e) Assets leased to third parties, in the amount of R$1,634,630 (2000 - R$2,052,517), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,248,023 (2000 - R$1,614,338) the residual value received in advance from these lessees amounts to R$924,439 (2000 - R$1,224,336).

(f) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2001, the insurance coverage on properties and other assets in use totaled R$509,499 (2000 - R$371,029) in Unibanco and R$1,056,804 (2000 - R$841,366) in Unibanco Consolidated.

(g) Assets leased from third parties are being amortized through 2004. Expenses incurred on leasing operations totaled R$52,660 (2000 - R$39,868) in Unibanco and R$52,804 (2000 - R$43,933) in Unibanco Consolidated. If the leasing agreements were recorded as financing purchase, the leased assets at original cost, restated and depreciated would be R$40,235 (2000 - R$22,720) in Unibanco and R$41,307 (2000 - R$23,829) in Unibanco Consolidated and the debt recorded as liabilities would be R$42,129 (2000 - R$48,283) in Unibanco and R$42,379 (2000 - R$49,016) in Unibanco Consolidated.

24. CHANGE IN CLASSIFICATION AND VALUATION OF MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

The Brazilian Central Bank established new rules to record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

(i) Marketable securities

According to the Brazilian Central Bank Circular 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading securities; b) securities available for sale; and c) securities held to maturity.

Securities classified as trading and available for sale must be carried at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, if related to trading securities or as a specific component of stockholders' equity, net of applicable taxes, if related to securities available for sale. Securities held to maturity must be recorded at acquisition cost, plus accrued interest, which will be recorded in revenue for the period.

(ii) Derivative financial instruments

According to the Brazilian Central Bank Circular 3082 issued on January 30, 2002, the derivative financial instruments must be recorded at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

The derivative financial instruments must be classified as: a) market risk hedge, and b) cash flow hedge. The derivative financial instruments designated as hedge, and the respective item subject to the hedge, must be adjusted at their fair value and the unrealized gain or loss must be recorded as revenue or expense for the period, if designated as market risk hedge, and in a specific component of stockholders' equity, net of applicable taxes, if designated as cash flow hedge.

The management is presently assessing the impact of the application of these new criteria on financial position of Unibanco.

INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES - (Appendix to Note 10)

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

	Number of shares or quotas		Percentage holding (%)	
	Commons	Preferred	Unibanco	Unibanco Consolidated
Subsidiary companies				
Unibanco Representação e Participações Ltda.	613,349,683	-	99.854	99.854
Unipart Participações Internacionais Ltd. (Note 10g)	1,322,400	-	90.844	100.000
BUS Holdings S.A.	388,680	-	37.987	37.987
Caixa Brasil Participações S.A. (1)	123,304,050,478	-	100.000	100.000
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	98.883
Banco Fininvest S.A. (16)	3,931	1,028	99.799	99.799
Banco Dibens S.A.	2,992,963,154	-	51.000	51.000
Unibanco Leasing S.A. - Arrendamento Mercantil (2)	253,368	-	99.999	99.999
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99.999	100.000
Banco 1.net S.A. (Note 10b) and (16)	21,775,476	-	64.690	64.690
Unibanco Securities Ltd. (16)	17,770,000	-	100.000	100.000
Unibanco Asset Management - Banco de Investimento S.A.	1,468,400	1,160,041	89.500	89.500
Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda.	1,500,000	-	99.999	100.000
Unibanco Companhia Hipotecária	3,999,,997	-	99.999	99.999
Unibanco Participações Internacionais Ltda. (Note 10g)	9,117	-	99.989	100.000
Banco Bandeirantes de Investimentos S.A. (4)	-	-	-	-
Régula Participações S.A. (Note 10b)	-	-	-	-
Credibanco S.A. Distribuidora de Títulos e Valores Mobiliários (5)	-	-	-	-
Others	-	-	-	-
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (a)				
Unibanco AIG Seguros S.A. (6) and (16)	336,204,312	183,878,703	-	49.692
Unibanco Companhia de Capitalização (16)	1,109,167	-	-	99.968
Unibanco AIG Previdência S.A. (7) and (16)	465,403	-	-	100.000
Unibanco AIG Saúde Seguradora S.A. (8) and (16)	20,000,000	-	-	100.000
Unibanco Empreendimentos e Participações Ltda.	195,611,880	-	-	100.000
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000
BWU Representação e Participações Ltda. (16)	34,455,334	89,583,866	-	60.000
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99.991
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (a) and (Note 10g)				
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000
Unicorp Bank & Trust Ltd. (16)	525,000	3,250,000	-	75.500
Unibanco União de Bancos Brasileiros (Luxembourg) S.A. (16)	199,999	-	-	99.999
Banco Bandeirantes Grand Cayman, Inc. (16)	6,000	-	-	100.000
Interbanco S.A. (16)	18,999,793	-	-	99.999
UBB Holding Company, Inc. (16)	100	-	-	100.000
Caixa Brasil Participações S.A.'s direct and indirect subsidiary companies				
Banco Bandeirantes S.A. (1) and (15)	78,728,068,140	68,155,559,063	1.89	100.000
Jointly controlled companies (a)				
Credicard S.A.- Administradora de Cartões de Crédito (16)	12,937,771	-	-	33.333
Serasa - Centralização de Serviços dos Bancos S.A. (9) and (16)	360,890	348,855	-	19.045
Banco Investcred S.A. (Note 10e) and (16)	95,290	-	50.000	50.000
Tecnologia Bancária S.A. (9) and (16)	762,277,905	-	-	21.432
Redecard S.A. (16)	199,990	400,000	-	31.943
Cibrasec - Companhia Brasileira de Securitização (16)	7,500	-	12.499	12.499
Interchange Serviços S.A. (16)	74,999,999,998	-	-	25.000
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (Note 10f)	35,615	35,615	-	50.000
Unibanco Rodobens Administradora de Consórcios Ltda. (16)	3,298,500	-	-	50.000
Others	-	-	-	-
Associated companies				
AIG Brasil Companhia de Seguros (16)	54,213,933	-	-	49.999
Unibanco AIG Warranty Ltda. (10) and (16)	199,999	-	-	49.999
Oceânica Hospital Sistemas de Administração S.A. (9), (11) and (16)	4,066,799	-	-	49.999
E-Platform Venture Partners Empreendimentos e Participações S.A. (9) and (16)	-	433	-	10.954
American Home do Brasil S.A. (12)	-	-	-	-
AIG Life Companhia de Seguros (13)	-	-	-	-
Unibanco AIG Saúde Sistemas de Administração Ltda. (11)	-	-	-	-
Volkswagen Leasing S.A. - Arrendamento Mercantil (14)	-	-	-	-
Amortization of goodwill on acquisition of subsidiaries	-	-	-	-
Total				

(a) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized and the unrealized gain calculated in December 2000 and 2001 on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill (see Note 10c).

(2) Adjusted net income of 2001 include net income up to May 2001 of the merged company. Equity in results and the investment shown in 2001 are from the merged company (see Note 10c).

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(4) Acquired company by Unibanco, in August 2001, from Banco Bandeirantes S.A. and merged later on, after split-up in October 2001.

(5) Company merged into Unibanco Distribuidora de Títulos e Valores Mobiliários S.A.

(6) Current denomination of Unibanco Seguros S.A.

(7) Current denomination of Unibanco AIG S.A. - Seguros e Previdência.

(8) Company created in June 2001.

(9) Equity in results adjustments based on the financial statements of November 2001.

(10) Acquired investment in December 2001, by Unibanco Representação e Participação Ltda, being the equity in results adjustments calculated on financial statements of October 2001.

(11) The company was merged into Oceânica Hospital Sistema de Administração Ltda. in July 2001, after a spin-off.

(12) In March 2001, the AIG Brasil Companhia de Seguros was merged into American Home do Brasil S.A., which changed its denomination to AIG Brasil Companhia de Seguros.

(13) Company merged into American Home do Brasil S.A.

(14) Company sold in September 2000.

(15) In July 2001, Bandeirantes Corretora de Câmbio e Valores Mobiliários S.A. and Bandeirantes Distribuidora de Títulos e Valores Mobiliários S.A. were merged into Banco Bandeirantes S.A.

(16) Companies audited by other independent auditors.

Adjusted Stockholders' equity	net income (loss)	Equity in results adjustments: Unibanco 2001	Unibanco 2000	Unibanco Consolidated 2001	Unibanco Consolidated 2000	Investments value: Unibanco 2001	Unibanco 2000	Unibanco Consolidated 2001	Unibanco Consolidated 2000
1,312,060	330,896	330,433	420,794	-	-	1,310,148	1,816,701	-	-
1,024,822	42,497	40,127	(8)	-	-	930,993	19,199	-	-
578,265	30,981	13,449	(509)	(3,864)	-	219,666	212,586	10,070	-
442,838	303,033	242,117	26,919	-	-	249,504	102,212	-	-
302,501	82,543	81,680	90,505	-	-	299,123	135,769	-	-
198,425	50,199	50,219	13,483	-	-	198,026	163,347	-	-
142,394	28,052	14,307	4,970	-	-	72,621	64,383	-	-
101,330	(4,497)	(4,497)	56,693	-	-	101,329	194,969	-	-
51,899	4,411	5,992	30,313	-	-	51,899	70,407	-	-
48,097	(12,595)	(6,365)	-	-	-	31,114	-	-	-
27,426	(475)	(475)	(84)	-	-	27,426	23,513	-	-
18,287	30,463	27,574	20,994	-	-	16,367	14,968	-	-
9,440	489	524	169	-	-	9,440	1,694	-	-
4,585	683	683	784	-	-	4,585	8,130	-	-
104	271,648	271,650	72,087	-	-	104	212,969	-	-
-	-	98	-	-	-	-	-	-	-
-	-	380	4,316	-	-	-	157,497	-	-
-	-	101	294	-	-	-	7,121	-	-
-	-	1,699	1,258	-	-	21,787	-	-	-
1,111,912	139,511	-	-	-	-	-	-	-	-
151,590	53,749	-	-	-	-	-	-	-	-
85,378	23,256	-	-	-	-	-	-	-	-
22,941	2,912	-	-	-	-	-	-	-	-
193,443	19,187	-	-	-	-	-	-	-	-
129,502	(15,881)	-	-	-	-	-	-	-	-
46,126	(15,962)	-	-	-	-	-	-	-	-
33,541	23,860	-	-	-	-	-	-	-	-
560,104	216,250	-	-	-	-	-	-	-	-
157,645	28,394	19,632	18,583	-	-	-	96,998	-	-
126,015	13,938	13,061	11,976	-	-	-	94,448	-	-
64,647	(7,744)	-	-	-	-	-	-	-	-
37,852	7,884	9,263	2,699	-	-	-	34,903	-	-
4,561	(51)	320	(1,035)	-	-	-	3,887	-	-
448,085	215,687	2,830	519	-	-	4,732	1,902	-	-
293,742	397,670	-	-	-	-	-	-	-	-
148,099	24,414	-	-	-	-	-	-	-	-
106,016	2,150	1,075	-	-	-	53,008	-	-	-
100,322	22,849	-	-	-	-	-	-	-	-
62,426	97,523	-	-	-	-	-	-	-	-
35,388	9,041	1,130	246	-	-	4,423	3,120	-	-
26,378	7,258	-	-	-	-	-	-	-	-
21,370	1,103	-	-	-	-	-	-	-	-
3,006	(2,057)	-	-	-	-	-	-	-	-
-	-	(2,327)	(1,485)	-	-	25	2,979	-	-
71,749	22,444	-	-	11,472	1,714	-	-	35,874	38,517
6,029	5,629	-	-	2,815	-	-	-	3,015	-
715	(4,075)	-	-	(2,038)	-	-	-	357	-
2,333	(80)	-	-	(8)	(219)	-	-	255	264
-	-	-	-	-	1,362	-	-	-	11,238
-	-	-	-	-	157	-	-	-	2,348
-	-	-	-	(802)	(1,983)	-	-	-	2,463
-	-	-	-	-	2,665	-	-	-	-
-	-	-	-	-	-	-	-	803	814
		1,114,680	**774,481**	**7,575**	**3,696**	**3,606,320**	**3,443,702**	**50,374**	**55,644**

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have audited the balance sheets (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of December 31, 2001, and the related statements of income, changes in stockholders' equity (Parent Company), and changes in financial position for the six-month period and for the year then ended (all expressed in Brazilian reais). These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Bank and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Bank and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3. The financial statements of the consolidated subsidiaries described in item 16 of the attachment of the Note 10, for the six-month period and for the year ended December 31, 2001, were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts derived from these subsidiaries, is based solely on the reports of the other independents auditors.

4. In our opinion, based on our audits and the report of other independent auditors, the financial statements referred in Paragraph 1 present fairly, in all material respects, the financial position (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries as of December 31, 2001, and the results of their operations, changes in stockholders' equity (Parent Company) and changes in their financial position for the six-month period and for the year then ended, in conformity with accounting practices established by Brazilian Corporate Law and the Central Bank of Brazil.

5. Additionally, we have audited the statement of cash flows (Parent Company and Consolidated) for the year ended December 31, 2001, presented in Note 20, applying the procedures described in Paragraph 2. This statement, not required by Brazilian Corporate Law, is designed to provide additional information. In our opinion, this statement presents fairly, in all material respects, the cash flows (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the year ended December 31, 2001, in conformity with Brazilian Accounting Practices.

6. The financial statements for the year ended December 31, 2000, presented for comparison purposes, were audited by other independent auditors whose report, dated February 13, 2001, expressed an unqualified opinion.

7. These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, February 15, 2002

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC nº 2 SP 011,609/O-8

Deloitte
Touche
Tohmatsu

Ariovaldo Guello
Accountant
CRC nº 1 SP 070,483/O-4

UNIBANCO

FINANCIAL STATEMENTS

Unibanco Holdings S.A.

BALANCE SHEETS AT DECEMBER 31, 2001 AND 2000

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

	Parent Company		Consolidated	
ASSETS	2001	2000	2001	2000
CURRENT ASSETS	**109,332**	**85,673**	**37,214,809**	**37,596,063**
Cash and due from banks	9	1	993,240	528,392
Short-term interbank investments	-	-	4,673,057	7,047,203
Marketable securities	9,115	6,589	10,129,340	10,188,016
Interbank accounts	-	-	1,545,152	1,439,413
Interdepartmental accounts	-	-	4,527	7,304
Lending operations	-	-	16,658,363	13,152,461
Allowance for lending losses	-	-	(1,195,652)	(1,119,259)
Leasing operations	-	-	483,103	657,481
Allowance for leasing losses	-	-	(39,325)	(70,258)
Other credits	100,208	79,083	3,732,013	5,522,084
Allowance for other credits losses	-	-	(41,153)	(51,666)
Other assets	-	-	272,144	294,892
LONG-TERM ASSETS	**1,743**	**1,495**	**14,839,905**	**10,566,945**
Interbank investments	-	-	24,701	89,490
Marketable securities	-	-	5,225,498	2,744,404
Interbank accounts	-	-	57,567	35,333
Lending operations	-	-	6,255,874	5,357,858
Allowance for lending losses	-	-	(218,158)	(197,886)
Leasing operations	-	-	289,851	273,465
Allowance for leasing losses	-	-	(33,220)	(37,841)
Other credits	1,743	1,495	3,194,243	2,295,150
Allowance for other credits losses	-	-	(10,987)	(7,382)
Other assets	-	-	54,536	14,354
PERMANENT ASSETS	**3,654,588**	**3,298,551**	**3,563,946**	**3,336,837**
Investments	3,654,588	3,298,551	1,693,707	1,657,390
Investments in subsidiary and associated companies	3,654,588	3,298,551	50,374	55,644
Goodwill on acquisitions of subsidiaries	-	-	1,491,250	1,475,430
Other investments	-	-	230,874	200,843
Allowance for losses	-	-	(78,791)	(74,527)
Fixed assets	-	-	1,238,528	1,224,334
Leased fixed assets	-	-	2,204	1,101
Deferred charges	-	-	629,507	454,012
TOTAL	**3,765,663**	**3,385,719**	**55,618,660**	**51,499,845**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES	**100,229**	**78,579**	**36,919,024**	**36,346,866**
Deposits	-	-	13,655,673	11,170,003
Securities sold under repurchase agreements	-	-	8,087,206	10,216,167
Resources from securities issued	-	-	2,386,920	2,694,524
Interbank accounts	-	-	59,477	36,512
Interdepartmental accounts	-	-	258,219	393,732
Local borrowings	517	-	291,711	200,415
Foreign borrowings	-	-	4,524,068	3,993,424
Onlending in Brazil - Governmental Agencies	-	-	1,212,142	915,991
Other liabilities	99,712	78,579	6,443,608	6,726,098
LONG-TERM LIABILITIES	**7,568**	**6,571**	**11,537,736**	**8,643,394**
Deposits	-	-	5,267,017	2,180,362
Resources from securities issued	-	-	910,154	1,733,892
Interbank accounts	-	-	-	9,777
Local borrowings	-	-	1,254	5,536
Foreign borrowings	-	-	498,492	645,003
Onlending in Brazil - Governmental Agencies	-	-	3,223,562	2,402,590
Other liabilities	7,568	6,571	1,637,257	1,666,234
DEFERRED INCOME	-	-	**52,618**	**74,586**
MINORITY INTEREST	-	-	**3,451,416**	**3,134,430**
STOCKHOLDERS' EQUITY	**3,657,866**	**3,300,569**	**3,657,866**	**3,300,569**
Capital	1,863,450	1,832,256	1,863,450	1,832,256
Capital reserves	413,537	413,425	413,537	413,425
Revaluation reserve on subsidiaries	3,083	798	3,083	798
Revenue reserves	1,417,553	1,054,090	1,417,553	1,054,090
Treasury stocks	(39,757)	-	(39,757)	-
Retained earnings	-	-	-	-
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	-	-	**7,109,282**	**6,434,999**
TOTAL	**3,765,663**	**3,385,719**	**55,618,660**	**51,499,845**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

	Parent Company		Consolidated	
	2001	2000	2001	2000
REVENUE FROM FINANCIAL INTERMEDIATION	**-**	**-**	**10,175,227**	**6,717,616**
Lending operations	-	-	6,655,057	4,381,131
Leasing operations	-	-	169,527	158,092
Marketable securities	-	-	3,111,434	2,084,916
Foreign exchange transactions	-	-	117,339	56,403
Compulsory deposits	-	-	121,870	37,074
EXPENSES ON FINANCIAL INTERMEDIATION	**-**	**-**	**(6,437,718)**	**(4,075,647)**
Deposits and securities sold	-	-	(4,074,657)	(2,245,107)
Borrowings and onlendings	-	-	(713,334)	(588,898)
Provision for lending, leasing and other credits losses	-	-	(1,649,727)	(1,241,642)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**-**	**-**	**3,737,509**	**2,641,969**
OTHER OPERATING INCOME (EXPENSES)	**573,265**	**434,009**	**(2,515,379)**	**(1,887,331)**
Services rendered	-	-	2,184,945	1,639,800
Insurance, capitalization and retirement plans premiums	-	-	1,765,984	1,388,945
Changes in technical provisions for insurance, capitalization and retirement plans	-	-	(530,445)	(482,389)
Insurance claims	-	-	(591,318)	(447,190)
Private retirement plans benefits expenses	-	-	(370,166)	(270,843)
Selling, other insurance and private retirement plans expenses	-	-	(144,859)	(100,821)
Credit card selling expenses	-	-	(172,709)	(140,163)
Salaries, benefits, training and social security	(149)	(42)	(1,603,572)	(1,164,626)
Other administrative expenses	(364)	(240)	(2,360,813)	(1,837,381)
Financial transaction and other taxes	(1,200)	(3,983)	(586,323)	(499,962)
Equity in results of subsidiary and associated companies	573,732	437,840	7,575	3,696
Other operating income	1,288	468	401,431	399,092
Other operating expenses	(42)	(34)	(515,109)	(375,489)
OPERATING INCOME	**573,265**	**434,009**	**1,222,130**	**754,638**
NON-OPERATING INCOME, NET	**-**	**-**	**27,428**	**405,803**
INCOME BEFORE TAXES AND PROFIT SHARING	**573,265**	**434,009**	**1,249,558**	**1,160,441**
INCOME TAX AND SOCIAL CONTRIBUTION	**238**	**(103)**	**(11,426)**	**(224,530)**
Current	-	(1,598)	(254,560)	(245,037)
Deferred	238	1,495	243,134	20,507
PROFIT SHARING	**-**	**-**	**(170,215)**	**(127,101)**
Administrators	-	-	(9,256)	(127,101)
Employees	-	-	(160,959)	-
NET INCOME BEFORE MINORITY INTEREST	**573,503**	**433,906**	**1,067,917**	**808,810**
MINORITY INTEREST	**-**	**-**	**(494,414)**	**(374,904)**
NET INCOME	**573,503**	**433,906**	**573,503**	**433,906**
NET INCOME MANAGED BY PARENT COMPANY	**-**	**-**	**1,067,917**	**808,810**
Number of outstanding shares (Note 15a)	83,408,329,047	84,097,812,912		
Adjusted income per 1,000 shares (Note 15e): R$	6.83	5.89		
Net equity per 1,000 shares: R$	43.85	39.25		

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

	Capital	Capital reserve	Revaluation reserve on subsidiary	Revenue reserves Legal	Revenue reserves Unrealized profits	Revenue reserves Special dividends reserve	Treasury stocks	Retained earnings	Total
At january 1, 2000	**1,426,229**	**184,201**	**798**	**54,608**	**697,431**	**36,603**	**-**	**-**	**2,399,870**
Prior year adjustments	-	-	-	-	-	-	-	(9,780)	(9,780)
Capital increase	406,027	-	-	-	-	-	-	-	406,027
Goodwill on shares subscripition	-	229,224	-	-	-	-	-	-	229,224
Net income for the year	-	-	-	-	-	-	-	433,906	433,906
Constitution of reserves	-	-	-	21,696	243,752	-	-	(265,448)	-
Interest on own capital	-	-	-	-	-	-	-	(81,855)	(81,855)
Dividends proposed	-	-	-	-	-	-	-	(76,823)	(76,823)
At december 31, 2000	**1,832,256**	**413,425**	**798**	**76,304**	**941,183**	**36,603**	**-**	**-**	**3,300,569**
Capital increase (Note 15a)	31,194	-	-	-	-	-	-	-	31,194
Prior year adjustments	-	-	-	-	-	-	-	(2,498)	(2,498)
Realization of revaluation reserve of assets in subsidiary companies	-	-	(203)	-	-	-	-	-	(203)
Constitution of revaluation reserve from subsidiary companies	-	-	2,488	-	-	-	-	-	2,488
Acquisition of own stocks	-	-	-	-	-	-	(59,563)	-	(59,563)
Cancellation of treasury stocks (Note 15a)	-	-	-	-	(19,806)	-	19,806	-	-
Restatement of exchange membership certificates	-	112	-	-	-	-	-	-	112
Net income for the year	-	-	-	-	-	-	-	573,503	573,503
Constitution of reserves	-	-	-	28,675	354,594	-	-	(383,269)	-
Dividends proposed	-	-	-	-	-	-	-	(187,736)	(187,736)
AT december 31, 2001	**1,863,450**	**413,537**	**3,083**	**104,979**	**1,275,971**	**36,603**	**(39,757)**	**-**	**3,657,866**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(AMOUNTS EXPRESSED IN THOUSANDS OF REAIS)

	Parent Company		Consolidated	
	2001	2000	2001	2000
FINANCIAL RESOURCES WERE PROVIDED BY:				
OPERATIONS	**(229)**	**(3,934)**	**958,051**	**768,133**
Net income for the year	573,503	433,906	573,503	433,906
Expenses (income) not affecting working capital				
Equity in the results of subsidiary and associated companies	(573,732)	(437,840)	(7,575)	(3,696)
Provision for losses on investments	-	-	4,238	21,878
Amortization of goodwill on acquisitions of subsidiaries	-	-	75,751	8,098
Depreciation and amortization	-	-	312,134	307,947
STOCKHOLDERS	**31,194**	**635,251**	**31,194**	**635,251**
Capital and reserve increase	31,194	635,251	31,194	635,251
THIRD PARTIES	**188,981**	**173,361**	**3,213,900**	**2,818,381**
Increase in long-term liabilities	997	6,571	2,894,342	1,808,639
Dividends and interest on own capital received	187,984	166,790	2,500	-
Changes in deferred income	-	-	-	35,360
Changes in minority interests	-	-	317,058	974,382
SALE OF ASSETS AND INVESTMENTS	**-**	**-**	**125,855**	**130,878**
Investments	-	-	32,702	97,888
Fixed assets	-	-	93,153	32,990
TOTAL FUNDS OBTAINED	**219,946**	**804,678**	**4,329,000**	**4,352,643**
FINANCIAL RESOURCES WERE USED FOR:				
Change in deferred income	-	-	13,017	-
Permanent assets	29,953	635,251	749,136	2,135,889
Investments	29,953	635,251	52,535	34,681
Fixed and leased assets	-	-	272,472	395,292
Goodwill to be amortized on acquisitions of subsidiaries	-	-	100,522	1,483,528
Deferred charges	-	-	323,607	222,388
Long-term receivables	248	1,495	4,272,960	4,121,211
Adjustment in stockholders' equity	-	2,687	-	2,687
Acquisition of own stocks	-	-	59,563	-
Dividends distributed/proposed	187,736	158,678	187,736	158,678
TOTAL FUNDS USED	**217,937**	**798,111**	**5,282,412**	**6,418,465**
INCREASE (DECREASE) IN WORKING CAPITAL	**2,009**	**6,567**	**(953,412)**	**(2,065,822)**
CHANGES IN WORKING CAPITAL				
Current assets	**23,659**	**11,926**	**(381,254)**	**9,665,358**
At the end of the year	109,332	85,673	37,214,809	37,596,063
At the beginning of the year	85,673	73,747	37,596,063	27,930,705
Current liabilities	**21,650**	**5,359**	**572,158**	**11,731,180**
At the end of the year	100,229	78,579	36,919,024	36,346,866
At the beginning of the year	78,579	73,220	36,346,866	24,615,686
INCREASE (DECREASE) IN WORKING CAPITAL	**2,009**	**6,567**	**(953,412)**	**(2,065,822)**

The accompanying notes are an integral part of these financial statements.

(AMOUNTS EXPRESSED IN THOUSANDS OF BRAZILIAN REAIS UNLESS OTHERWISE INDICATED)

1. OPERATIONS

Unibanco Holdings S.A. ("Unibanco Holdings") was formed to invest in Unibanco - União de Bancos Brasileiros S.A. ("Unibanco").

The consolidated operations of Unibanco Holdings S.A. and its direct, indirect and jointly controlled subsidiary companies, in Brazil and abroad, are mainly carried out in the financial markets within the context of the Unibanco Financial Conglomerate, but include other activities carried out by group companies principally related to insurance services, credit card operations, capitalization plans, private retirement plans and asset management.

During 2000, the Unibanco Conglomerate expanded its financial, insurance and credit card activities through the following acquisitions:

- 100% of Banco Credibanco S.A. (Credibanco) and its subsidiary companies in April;
- 100% of Banco Bandeirantes S.A. (Bandeirantes) and its subsidiary companies in December; and
- the remaining 50% of Banco Fininvest S.A. (Fininvest) and its subsidiary companies in December.

The consolidated financial statements for 2001 as mentioned in Note 3, comprise those of acquired companies operations, and for 2000 comprise the operations of acquired companies proportionally.

In 2001, the Unibanco Conglomerate increased its consumer credit operations through the following strategic associations:

- with Magazine Luiza S.A. (Magazine Luiza), a traditional department store chain, through a creation of a new credit, financing and investment company with 50% participation of Fininvest S.A., in September; and
- with Globex Utilidades S.A. (Globex), controlling company of Ponto Frio retail chain acquiring 50% of Banco Investcred S.A. (Investcred) and its subsidiary companies in October.

The consolidated financial statements mentioned in Note 3 comprise the operations of acquired companies since the acquisition date.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Unibanco Holdings S.A. ("Parent Company") are presented together with the consolidated financial statements of Unibanco Holdings S.A. and its subsidiaries ("Consolidated"), and have been prepared in accordance with accounting principles established by Brazilian Corporate Law.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as unrealized results, were eliminated upon consolidation.

The consolidated financial statements comprise the accounts of Unibanco Holdings S.A. and its subsidiary company (Unibanco - União de Bancos Brasileiros S.A., its branches abroad, its direct and indirect subsidiaries and its jointly controlled companies subsidiaries, as listed in Note 8).

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. - Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The main balances [(1)] included in the consolidation related to jointly controlled companies are summarized as follows:

Balance Sheet	2001 [(2)]	2000
Assets		
Cash and due from banks	55,561	31,224
Interbank investments	26,348	3,805
Marketable securities	209,099	206,811
Lending operations	1,176,734	804,872
Other credits	466,617	412,167
Other assets	4,849	2,788
Permanent assets	104,640	83,102
Total assets	**2,043,848**	**1,544,769**

	2001 [(2)]	2000
Liabilities		
Deposits	321,431	35,783
Securities sold under repurchase agreements	1,351	4,533
Resources from securities issued	23,630	19,182
Borrowings	143,393	200,000
Other liabilities	1,307,156	1,144,321
Total liabilities	**1,796,961**	**1,403,819**
Consolidated net asset	**246,887**	**140,950**

Statement of income - For the years ended December 31,

	2001 [(2)(3)]	2000 [(3)(4)]
Revenue from financial intermediation	595,463	817,878
Expenses on financial intermediation	(239,372)	(381,746)
Salaries, benefits, training and social security	(129,071)	(164,454)
Other administrative expenses	(283,689)	(287,424)
Other operating income, net	336,926	251,982
Non-operating income (expenses), net	(13,102)	(2,015)
Income tax and social contribution	(85,968)	(85,013)
Profit sharing	(10,405)	(14,957)
Net income	170,782	134,251

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(2) Includes the participation in Investcred and its subsidiary companies and the participation in FMX S.A. Sociedade de Crédito, Financiamento e Investimento (the operating company resulting from the strategic association with Magazine Luiza), since the acquisition date.

(3) Credicard S.A. - Administradora de Cartões de Crédito is consolidated in the statements of income, using a different percentage according to the performance of each stockholder, under the terms of an operational agreement.

(4) Includes the proportional results of Fininvest and its subsidiary companies up to November 2000.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted by Unibanco Holdings S.A. and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the provision for the PIS (Employee's Profit Participation Program) at a rate of 0.65% and COFINS (Tax for Social Security Financing) at a rate of 3%;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated at the rate of 12% in January 2000 and 9% from February 2000 on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses. The allowance for lending, leasing and other credits losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Permanent assets

Investments, fixed assets and deferred charges are stated at cost plus restatement through December 31, 1995.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 8. Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communication, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(d) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations.

(e) Deferred income

Deferred income includes prepaid non-returnable revenues.

5. MARKETABLE SECURITIES

								Consolidated	
								2001	2000
	No stated Maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total	Total
Own portfolio	**2,252,542**	**314,533**	**440,884**	**1,681,065**	**1,202,743**	**1,019,185**	**78,122**	**6,989,076**	**6,254,591**
Federal government securities	-	55,970	102,295	862,034	382,526	45,331	73,341	1,521,497	2,541,497
Corporate debt securities	28,268	190,382	283,183	791,303	731,245	891,541	-	2,915,922	1,470,547
Bank debt securities	685	59,234	43,877	10,465	53,344	31,956	-	199,561	227,026
Brazilian sovereign bonds	-	610	10,476	16,736	25,915	49,439	4,601	107,777	28,662
Securities of foreign governments	-	8,337	1,053	527	9,713	918	180	20,728	7,944
State and municipal securities	11,792	-	-	-	-	-	-	11,792	11,792
Mutual funds	2,047,235	-	-	-	-	-	-	2,047,235	1,794,480
Marketable equity securities	164,564	-	-	-	-	-	-	164,564	172,643
Subject to repurchase commitments	**-**	**5,904,042**	**423,800**	**-**	**-**	**-**	**-**	**6,327,842**	**5,966,028**
Federal government securities	-	5,660,073	-	-	-	-	-	5,660,073	5,315,850
Securities of foreign governments	-	65	-	-	-	-	-	65	4,085
Corporate debt securities	-	9,735	297,619	-	-	-	-	307,354	389,046
Bank debt securities	-	21,368	83,559	-	-	-	-	104,927	165,928
Brazilian sovereign bonds	-	212,801	42,622	-	-	-	-	255,423	91,119
Subject to negotiation and intermediation of securities	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**1,041**
Option premiums	-	-	-	-	-	-	-	-	1,041
Linked to Brazilian Central Bank	**-**	**76,045**	**683,974**	**560,004**	**10**	**-**	**-**	**1,320,033**	**25,282**
Federal government securities	-	76,045	683,974	560,004	10	-	-	1,320,033	25,282
Certificates of privatization	**180**	**-**	**-**	**-**	**-**	**-**	**-**	**180**	**156**
Linked to guarantees rendered	**-**	**29,946**	**65,227**	**751,398**	**-**	**-**	**-**	**846,571**	**764,658**
Federal government securities	-	29,946	65,227	751,398	-	-	-	846,571	695,469
Corporate debt securities	-	-	-	-	-	-	-	-	69,189
Subtotal	**2,252,724**	**6,324,566**	**1,613,885**	**2,992,467**	**1,202,753**	**1,019,185**	**78,122**	**15,483,702**	**13,011,756**
Allowance for losses	**(33,305)**	**(9,433)**	**(7,183)**	**(49,438)**	**(2,932)**	**(26,573)**	**-**	**(128,864)**	**(79,336)**
Total	**2,219,419**	**6,315,133**	**1,606,702**	**2,943,029**	**1,199,821**	**992,612**	**78,122**	**15,354,838**	**12,932,420**

The maturities of securities subject to repurchase commitments follow the contractual maturities of repurchase agreements.

6. LENDING AND LEASING OPERATIONS PORTFOLIO AND ALLOWANCE FOR LENDING, LEASING AND OTHER CREDITS LOSSES

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Consolidated 2001	Consolidated 2000
By type		
Discounted loans and notes	10,950,867	8,741,839
Financing	7,703,696	6,178,837
Agricultural	833,042	733,701
Real estate loans	478,912	488,854
Credit card	2,947,720	2,367,088
Total lending operations	**22,914,237**	**18,510,319**
Leasing operations	772,954	930,946
Advances on exchange contracts [(1)]	1,375,737	1,817,448
Total lending operations, leasing and advances on exchange contracts	**2,148,691**	**2,748,394**
Guarantees honored	590	108
Other receivables [(2)]	294,907	355,741
Total other credits	**295,497**	**355,849**
Assignment of loans with co-obligation [(3)]	**139,789**	**219,999**
Co-obligation on credit card customer financing [(3)]	328,477	313,304
Total risk [(4)]	**25,826,691**	**22,147,865**
By maturity		
Past-due for more than 14 days (Note 6d)	1,735,196	1,313,078
Falling due:		
Less than 3 months [(5)]	10,847,782	10,016,623
Between 3 months and 1 year	6,659,550	5,156,714
Between 1 and 3 years	3,908,280	3,713,544
More than 3 years	2,675,883	1,947,906
Total risk	**25,826,691**	**22,147,865**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".

(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.

(3) Recorded as off-balance sheet items.

(4) The total risk does not include guarantees in the amount of R$4,002,141 (2000 - R$3,573,869) in Consolidated, that are recorded as off-balance sheet items, from which management does not expect losses.

(5) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Consolidated 2001 Value	2001 % of distribution	2000 Value	2000 % of distribution
Manufacturing				
Electricity, gas and water	1,219,504	4.7	682,060	3.1
Chemical and pharmaceutical	981,315	3.8	867,743	3.9
Food, beverages and tobacco	969,493	3.8	914,001	4.1
Paper, paper products, printing and publishing	909,815	3.5	543,868	2.5
Basic metal industries	862,085	3.3	587,024	2.7
Automobile industry	668,957	2.6	934,299	4.2
Petrochemical	532,301	2.1	158,762	0.7
Production of machines and equipment	408,538	1.6	300,083	1.4
Non-metallic minerals	365,076	1.4	118,650	0.5
Textiles, clothing and leather goods	329,049	1.3	399,921	1.8
Extractive	286,629	1.1	109,835	0.5
Electronic and communications equipment	285,268	1.1	301,470	1.4
Wood and wood products, including furniture	270,725	1.0	230,816	1.0
Electric and electronic	230,698	0.9	291,574	1.3
Production of metal goods	181,444	0.7	340,337	1.5
Rubber and plastic	168,500	0.7	133,375	0.6
Other manufacturing industries	12,321	-	14,731	0.1
Subtotal	**8,681,718**	**33.6**	**6,928,549**	**31.3**
Individual				
Consumer loans	4,911,740	19.0	3,421,746	15.4
Credit card	3,415,985	13.2	2,900,391	13.1
Residential mortgage loans	423,684	1.6	416,987	1.9
Lease financing	244,262	0.9	458,469	2.1
Subtotal	**8,995,671**	**34.7**	**7,197,593**	**32.5**
Residential construction loans	**71,152**	**0.3**	**90,084**	**0.4**
Trade				
Retail	1,973,146	7.6	1,546,115	7.0
Wholesale	856,865	3.3	787,212	3.6
Lodging and catering services	96,946	0.4	98,133	0.4
Subtotal	**2,926,957**	**11.3**	**2,431,460**	**11.0**
Financial service				
Financial companies	308,974	1.2	308,761	1.4
Insurance companies and private pension funds	171,414	0.7	128,132	0.6
Subtotal	**480,388**	**1.9**	**436,893**	**2.0**

	Consolidated 2001 Value	2001 % of distribution	2000 Value	2000 % of distribution
Other service				
Transportation	741,905	2.9	577,466	2.6
Post office and telecommunications	503,143	1.9	747,311	3.4
Real estate services	501,409	1.9	485,513	2.2
Construction	353,786	1.4	294,372	1.3
Associative activities	260,624	1.0	275,758	1.2
Health and social services	161,404	0.6	182,163	0.8
Education	110,881	0.4	99,631	0.4
Leisure	49,112	0.2	45,291	0.2
Other	1,155,499	4.7	1,622,080	7.4
Subtotal	**3,837,763**	**15.0**	**4,329,585**	**19.5**
Agriculture, livestock, forestry and fishing	**833,042**	**3.2**	**733,701**	**3.3**
Total	**25,826,691**	**100.0**	**22,147,865**	**100.0**

The value of operations and percentage of distribution as of December 31, 2000, in Consolidated were rearranged for better comparison with December 31, 2001.

(c) Concentration of lending, leasing and other credits:

Largest clients	Consolidated 2001 Value	2001 % of the total
10 largest clients	2,083,761	8.1
50 following clients	4,699,694	18.2
100 following clients	2,863,129	11.1
Other clients	16,180,107	62.6
Total	**25,826,691**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

Consolidated 2001

Risk level	Number of days in arrears of the overdue installments	Current credits [1]	Past-due credits: Overdue installments	Past-due credits: Falling due installments	Total credits	Distribution %
AA	-	10,669,027	-	-	10,669,027	41.3
A	-	7,392,216	-	-	7,392,216	28.6
B	from 15 to 30	2,122,199	274,078	121,507	2,517,784	9.8
C	from 31 to 60	2,375,179	393,864	257,298	3,026,341	11.7
D	from 61 to 90	297,366	203,415	101,809	602,590	2.3
E	from 91 to 120	89,883	183,261	60,613	333,757	1.3
F	from 121 to 150	72,757	153,419	51,969	278,145	1.1
G	from 151 to 180	125,954	146,595	37,524	310,073	1.2
H	more than 180	173,181	380,564	143,013	696,758	2.7
	Total	**23,317,762**	**1,735,196**	**773,733**	**25,826,691**	**100.0**

Consolidated 2000

Risk level	Number of days in arrears of the overdue installments	Current credits [1]	Past-due credits: Overdue installments	Past-due credits: Falling due installments	Total credits	Distribution %
AA	-	9,036,324	-	-	9,036,324	40.8
A	-	6,616,486	-	-	6,616,486	29.9
B	from 15 to 30	1,656,276	270,574	249,452	2,176,302	9.8
C	from 31 to 60	1,685,702	209,348	383,010	2,278,060	10.3
D	from 61 to 90	267,563	135,551	130,961	534,075	2.4
E	from 91 to 120	33,090	130,297	77,545	240,932	1.1
F	from 121 to 150	70,461	111,210	65,886	247,557	1.1
G	from 151 to 180	95,218	100,198	60,764	256,180	1.2
H	more than 180	124,815	355,900	281,234	761,949	3.4
	Total	**19,585,935**	**1,313,078**	**1,248,852**	**22,147,865**	**100.0**

[1] Includes 14 days past due amounts.

(e) Allowance for lending, leasing and other credits losses by risk level:

Consolidated

Risk Level	Number of days overdue	% minimum allowance required	2001 Total credits	2001 Total allowance	2001 % effective allowance	2000 Total credits	2000 Total allowance	2000 % Effective allowance
AA	-	-	10,669,027	-	-	9,036,324	-	-
A	-	0.5	7,392,216	48,699	0.7	6,616,486	47,514	0.7
B	from 15 to 30	1.0	2,517,784	27,495	1.1	2,176,302	25,849	1.2
C	from 31 to 60	3.0	3,026,341	121,995	4.0	2,278,060	93,954	4.1
D	from 61 to 90	10.0	602,590	111,303	18.5	534,075	102,276	19.2
E	from 91 to 120	30.0	333,757	131,025	39.3	240,932	97,815	40.6
F	from 121 to 150	50.0	278,145	162,450	58.4	247,557	151,247	61.1
G	from 151 to 180	70.0	310,073	238,770	77.0	256,180	203,688	79.5
H	more than 180	100.0	696,758	696,758	100.0	761,949	761,949	100.0
	Total		**25,826,691**	**1,538,495**		**22,147,865**	**1,484,292**	
	% of total risk			**6.0%**			**6.7%**	

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients operations or portfolios.

(f) The operations renegotiated in the period with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$1,053,787 (2000 - R$647,449) in Unibanco Consolidated. These operations were recorded in order to keep the risk level assess existing before the renegotiation.

(g) Change in the allowance for loan losses during the period:

	Consolidated	
	2001	2000
Balance, beginning of year	**1,484,292**	**971,619**
Balance of acquired companies, merged company	38,399	456,088
Provision for loan losses	1,649,727	1,241,642
Prior year adjustments of subsidiary	-	35,151
Loan charge-offs	(1,633,923)	(1,220,208)
Balance, end of year	**1,538,495**	**1,484,292**
Loan recoveries (1)	**440,452**	**382,610**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

7. OTHER CREDITS

				Consolidated
	2001		2000	
	Current assets	Long-term receivables	Current assets	Long-term receivables
Receivables on guarantees honored	-	590	-	108
Foreign exchange portfolio	1,792,260	1,534	3,176,394	3,511
Income receivable	73,837	3,230	77,345	231
Negotiation and intermediation of securities	516,821	101,874	336,451	14,148
Specific credits	-	3,819	-	3,691
Sundry	1,349,095	3,083,196	1,931,894	2,273,461
Total	**3,732,013**	**3,194,243**	**5,522,084**	**2,295,150**

The account "Foreign exchange portfolio" includes R$1,517,320 (2000 - R$2,541,035) of unsettled exchange purchases and R$247,688 (2000 - R$592,276) of rights on foreign exchange sold net of contracted advances.

"Other credits - negotiation and intermediation of securities" are represented, substantially, by "Swap operations - difference receivable" in the amount of R$444,743 (2000 - R$275,715), and "Debtors - pending settlement" in the amount of R$83,186 (2000 - R$66,791).

"Other credits - sundry", basically, includes deferred tax in the amount of R$1,556,307 (2000 - R$1,371,755); social contribution carry forward related to the option for the article 8th of Provisional Measure 2113-29/2001 in the amount of R$513,559 (2000 - R$554,313), judicial deposits for civil and labor matters in the amount of R$804,533 (2000 - R$616,546), notes and credits receivables in the amount of R$211,856 (2000 - R$269,878). The social contribution carry forward is being offset in accordance with established fiscal parameter.

"Other credits" in the parent company relates, basically, to dividends receivable in the amount of R$99,659 (2000 - R$77,038), from Unibanco.

8. INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

(a) Subsidiary companies (Parent Company)

				2001			2000
	Unibanco - União de Bancos Brasileiros S.A.	Caixa Brasil Associação S.A. (3)	Other	Total	Unibanco - União de Bancos Brasileiros S.A.	Caixa Brasil Associação S.A.	Total
Information on investment at December							
Number of shares held (with no par value)							
Common	72,995,091,491	-	-	-	72,995,091,491	10,471,843,587	-
Preferred	10,413,237,556	-	-	-	11,102,721,421	-	-
Participation in common stock - %	96.594	-	-	-	96.593	100.00	-
Total participation (direct) - % (1)	60.184	-	-	-	52.467	100.00	-
Total participation (direct e indirect) - % (2)	-	-	-	-	59.929	100.00	-
Stockholders' equity	6,072,393	-	-	-	5,504,098	406,027	-
Capital	3,690,602	-	-	-	3,386,274	303,233	-
Net income for the year	971,941	-	-	-	739,153	-	-
Investment value	3,654,588	-	-	3,654,588	2,892,524	406,027	3,298,551
Equity in results	562,536	10,874	322	573,732	437,840	-	437,840

(1) The total participation was calculated based on Unibanco's outstanding shares.

(2) Includes the direct and indirect participation of 7.462% owned by Caixa Brasil Associação S.A. The equity was calculated based on the total participation in Unibanco outstanding shares.

(3) The October 31, 2001 Extraordinary Shareholders Meeting approved through the "Merger Enrollment of Notice of Purposes" the merger of Caixa Brasil Associação S.A. into Unibanco Holdings.

(i) On December 27, 2000, the capital of Unibanco was increased in the amount of R$1,043,771, without Unibanco Holdings S.A. participation and on December 28, 2000, the capital of Unibanco Holdings S.A. was increased (Note 15a) through receiving 100% of shares of Caixa Brasil Associação, which held in its assets exclusively interest of 7.445% in Unibanco. The changes resulted in a direct and indirect interest of Unibanco Holdings S.A. in Unibanco from 59.80% in November 2000 to 59.79% in December 2000.

(ii) During 2001, Unibanco Holdings reduced its interest in Unibanco by 922,147,249 preferred shares through of share exchange of 922,147,249 Class B preferred shares issued by Unibanco Holdings, acquired in the buy-back program by Unibanco (Note 15d).

In December 2001, Unibanco Holdings acquired 232,663,384 Unibanco preferred shares by R$10,470, increasing its participation to 60.184%.

(iii) The amount of dividends received/proposed by Unibanco during 2001 was R$187,984 and interest on own capital and dividends received/proposed during 2000 was R$166,790.

(b) Consolidated Companies

The foreign branches and subsidiary companies exchange gains in the amount of R$281,908 (2000 - R$141,209) in Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility, in 2001, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$ 430 million. The expense of R$77,954 in Consolidated was also recorded in "Other operating income", reducing the exchange gain on foreign investments. The investments in subsidiary and associated companies are detailed in this Note and the following events relate to investments in subsidiary and associated companies in the years ended December 31, 2000 and 2001:

(1) In April 2000, Unibanco concluded the purchase of 100% of the capital of Credibanco and its subsidiaries for R$108,067, plus R$62,803 for goodwill, which is being amortized up to five years, using the straight-line method in accordance with the expected period of benefit. During 2001, R$12,561 (2000 – R$7,327) was amortized and recorded as "Other operating expenses".

As part of the reorganization process, Unibanco and Credibanco signed an "Agreement of Assignment of Rights and Assumption of Obligations", by which Credibanco transferred to Unibanco R$495,268 in assets and R$647,099 in liabilities at face value and the difference was received in cash. Through this agreement, the derivative instrument contracts, guarantees provided to third parties, securities in custody and assets under management were also assigned to Unibanco.

In April 2001, Credibanco merged Cartão Unibanco Ltda.

(2) In September 2000 the joint venture between Unibanco and PT Multimedia.com, controlled by Portugal Telecom (PT) was approved. Through this association, Banco1.net S.A. (Banco1), controlled by Régula Participações S.A. (Régula) was created. In April 2001, Unibanco received from Régula 23,071,433 common shares issued by Banco1 with capital reduction of R$39,679. After this Unibanco sold 1,295,959 shares to third parties, with a gain of R$7,178, recorded as "Non-operating income" and Régula merged into Unibanco Representação e Participações Ltda.

(3) In December 2000, the Brazilian government authorities approved the association between Unibanco, Unibanco Holdings, Caixa Geral de Depósitos (CGD) and Bandeirantes. Through this association, Unibanco acquired a 100% stake in Caixa Brasil Participações S.A. (CBP), the controlling company of Bandeirantes, and CGD received directly and indirectly 12.25% of interest in Unibanco and in Holdings. The transaction generated a goodwill of R$999,653 in Consolidated, which is subject to adjustment based on the agreement between the parties (mainly guarantee of the loan portfolio). The goodwill is being amortized up to 10 years, in accordance with the expected period of benefit, based on an appraisal report issued in the acquisition date. During 2001, R$61,697 was amortized in Consolidated, recorded as "Other operating expenses".

In 2000 and 2001, there was corporate reorganization processes which involved Bandeirantes Group, with the sale of interest in Bandeirantes S.A. Capitalização, in Trevo Seguradora S.A., in Trevo Banorte Seguradora S.A., in Bandeirantes Administradora de Cartões de Crédito e Assessoria Ltda. and the minority interest in Serasa - Centralização de Serviços dos Bancos S.A. to Unibanco's companies which have the same activity. These reorganization generated a gain of R$284,567, which was recognized entirely in the seller companies and as a goodwill in the buyer companies and was considered as unrealized gains in Unibanco, when applicable. It is expected the recognition of gain in Unibanco will be made in line with amortization of goodwill.

During 2001, Bandeirantes S.A. Capitalização was merged into Unibanco Companhia de Capitalização and Trevo Seguradora S.A. and Trevo Banorte Seguradora S.A. were merged into Unibanco AIG Seguros S.A.. Unibanco Leasing S.A. - Arrendamento Mercantil was merged into Bandeirantes S.A. - Arrendamento Mercantil, which changed its name to Unibanco Leasing S.A. - Arrendamento Mercantil.

As part of the reorganization process, Unibanco and Bandeirantes signed an "Agreement of Assignment of Rights and Obligations and Other Understanding", by which Bandeirantes transferred to Unibanco assets and liabilities at their face value in accordance with the "Schedule of Migration" of branches, and the difference was received in cash. Up to December 31, 2001, R$1,598,414 of assets and R$2,103,367 of liabilities were transferred to Unibanco. Through the "Schedule of Migration" the derivative instrument contracts, guarantees provided to third parties and the securities in custody have also been assigned to Unibanco.

(4) In December 2000, Unibanco acquired from Group Icatú the remaining 49.9% of interest in Fininvest and its subsidiaries for R$483,107. As a result, Unibanco now owns 99.759% of Fininvest. The operation generated a goodwill of R$401,196 in Unibanco, which is being amortized up to 10 years, in accordance with the expected period of benefit, based on an appraisal report, issued on the acquisition date. During 2001, R$17,872 was amortized, and recorded as "Other operating expenses".

(5) In September 2001, Fininvest and Magazine Luiza, a traditional department store chain, established an association through the creation of a new company of credit, financing and investment, through 50% of participation for Fininvest and 50% for Magazine Luiza. The amount of investment in Fininvest was R$42,530. The operation generated a goodwill of R$31,842, will be amortized as from 2002, up to 10 years, in accordance with the expected period of benefit.

(6) In October 2001, Unibanco signed an Association Agreement with Globex, controlling company of Ponto Frio retail chain, whereby Unibanco acquired 50% of interest in Investcred for R$110,805. The operation generated a goodwill of R$58,873, which is being amortized up to 10 years, in accordance with the expected period of benefit. During 2001 R$981 was amortized and recorded as "Other operating expenses".

(7) In December 2001 there was a corporate reorganization of the foreign investments, in which Unibanco had a direct and an indirect participation. Unipart Participações Internacionais Ltd. (Unipart Internacional) was created and capitalized at the book value of investments, transferred by the former controlling company. The principal companies transferred to Unipart Internacional were:

- 100% of Unibanco Cayman Bank Ltd., subsidiary of Unibanco Participações Internacionais Ltda. (current name of Tahoma Participações Ltda.);
- 75.5% of Unicorp Bank & Trust Ltd.; 99.999% of Unibanco União de Bancos Brasileiros (Luxembourg) S.A. and Interbanco S.A. and 100% of UBB Holding Company, Inc., controlling company of Unibanco Securities Inc., subsidiary companies of Unibanco; and
- 100% of Banco Bandeirantes Grand Cayman Inc., subsidiary company of Bandeirantes.

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders'	Adjusted net
	Common	Preferred	Consolidated	equity	income/(loss)
Subsidiary companies					
Unibanco Representação e Participações Ltda. (Note8b7)	613,349,683	-	99.854	1,312,060	330,896
Unipart Participações Internacionais Ltd.	1,322,400	-	100.000	1,024,822	42,497
BUS Holdings S.A.	388,680	-	37.987	578,265	30,981
Caixa Brasil Participações S.A.	123,304,050,478	-	100.000	442,838	303,033
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	302,501	82,543
Banco Fininvest S.A. (12)	3,931	1,028	99.799	198,425	50,199
Banco Dibens S.A.	2,992,963,154	-	51.000	142,394	28,052
Unibanco Leasing S.A. - Arrendamento Mercantil (1)	253,368	-	99.999	101,330	(4,497)
Unibanco Corretora de Valores Mobiliários S.A.	30,000,000	30,000,000	100.000	51,899	4,411
Banco1.net S.A. (Note 8b2) and (12)	21,775,476	-	64.690	48,097	(12,595)
Unibanco Securities Ltd. (12)	17,770,000	-	100.000	27,426	(475)
Unibanco Asset Management - Banco de Investimento S.A.	1,468,400	1,160,041	89.500	18,287	30,463
Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda.	1,500,000	-	100.000	9,440	489
Unibanco Companhia Hipotecária	3,999,997	-	99.999	4,585	683
Unibanco Participações Internacionais Ltda. (Note 8b7)	9,117	-	100.000	104	271,648

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders' equity	Adjusted net income/(loss)
	Common	Preferred	Consolidated		
Main Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies					
Unibanco AIG Seguros S.A. [2] and [12]	336,204,312	183,878,703	49.692	1,111,912	139,511
Unibanco Companhia de Capitalização [12]	1,109,167	-	99.968	151,590	53,749
Unibanco AIG Previdência S.A. [3] and [12]	465,403	-	100.000	85,378	23,256
Unibanco AIG Saúde Seguradora S.A. [4] and [12]	20,000,000	-	100.000	22,941	2,912
Unibanco Empreendimentos e Participações Ltda.	195,611,880	-	100.000	193,443	19,187
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	129,502	(15,881)
BWU Representação e Participação Ltda. [12]	34,455,334	89,583,866	60.000	46,126	(15,962)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	99.991	33,541	23,860
Main Unipart Participações Internacionais Ltd's direct and indirect subsidiary companies (Note 8b7)					
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	560,104	216,250
Unicorp Bank & Trust Ltd. [12]	525,000	3,250,000	75.500	157,645	28,394
Unibanco União de Bancos Brasileiros (Luxembourgo) [12]	199,999	-	99.999	126,015	13,938
Banco Bandeirantes Grand Cayman, Inc. [12]	6,000	-	100.000	64,647	(7,744)
Interbanco S.A. [12]	18,999,793	-	99.999	37,852	7,884
UBB Holding Company, Inc [12]	100	-	100.000	4,561	(51)
Caixa Brasil Participações Ltda.'s direct and indirect subsidiary companies					
Banco Bandeirantes S.A.[11]	78,728,068,140	68,155,559,063	100.000	448,085	215,687
Jointly controlled companies					
Credicard S.A.- Administradora de Cartões de Crédito [12]	12,937,771	-	33.333	293,742	397,670
Serasa - Centralização de Serviços dos Bancos S.A. [5] and [12]	360,890	348,855	19.045	148,099	24,414
Banco Investcred S.A. (Note 8b6) and [12]	95,290	-	50.000	106,016	2,150
Tecnologia Bancária S.A. [5] and [12]	762,277,905	-	21.432	100,322	22,849
Redecard S.A. [12]	199,990	400,000	31.943	62,426	97,523
Cibrasec - Companhia Brasileira de Securitização [12]	7,500	-	12.499	35,388	9,041
Interchange Serviços S.A. [12]	74,999,999,998	-	25.000	26,378	7,258
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (Note 8b5)	35,615	35,615	50.000	21,370	1,103
Unibanco Rodobens Administradora de Consórcios Ltda. [12]	3,298,500	-	50.000	3,006	(2,057)

(c) Associated companies (consolidated)

	Number of shares or quotas		Percentage holding (%)	Adjusted stockholders' equity	Adjusted net income/ (loss)	Equity in results adjustments		Investments value	
	Common	Preferred				2001	2000	2001	2000
Associated companies									
AIG Brasil Companhia de Seguros [12]	54,213,933	-	49,999	71,749	22,444	11,472	1,714	35,874	38,517
Unibanco AIG Warrant Ltda. [6] and [12]	199,999	-	49,999	6,029	5,629	2,815	-	3,015	-
Oceânica Hospital Sistemas de Administração Ltda. [5], [7] and [12]	4,066,799	-	49,999	715	(4,075)	(2,038)	-	357	-
E-Platform Venture Partners Empreendimentos e Participações S.A. [5] and [12]	-	433	10,954	2,333	(80)	(8)	(219)	255	264
American Home do Brasil S.A. [8] and [12]	-	-	-	-	-	-	1,362	-	11,238
AIG Life Companhia de Seguros [9]	-	-	-	-	-	-	157	-	2,348
Unibanco AIG Saúde Sistemas de Administração Ltda. [7]	-	-	-	-	-	(802)	(1,983)	-	2,463
Volkswagen Leasing S.A. - Arrendamento Mercantil [10]	-	-	-	-	-	-	2,665	-	-
Other	-	-	-	-	-	(3,864)	-	10,873	814
Total	**-**	**-**	**-**	**-**	**-**	**7,575**	**3,696**	**50,374**	**55,644**

(1) Adjusted net income for 2001 year includes the net income up to May 2001 of the merged company.
(2) Current denomination of Unibanco Seguros S.A.
(3) Current denomination of Unibanco AIG S.A. - Seguros e Previdência.
(4) Company created in June 2001.
(5) Equity in results adjustments based on the financial statements of November 2001.
(6) Investment acquired in December 2001, by Unibanco Representação e Participações Ltda., being the equity in results adjustments calculated on financial statements of October 2001.
(7) The company was merged into Oceânica Hospital Sistema de Administração Ltda. in July 2001, after a spin-off.
(8) In March 2001, AIG Brasil Companhia de Seguros was merged into American Home do Brasil S.A., which changed its denomination to AIG Brasil Companhia de Seguros.
(9) Company merged into American Home do Brasil S.A.
(10) Company sold in September 2000.
(11) In July 2001, Bandeirantes Corretora de Câmbio e Valores Mobiliários S.A. and Bandeirantes Distribuidora de Títulos e Valores Mobiliários S.A. were merged into Banco Bandeirantes S.A.
(12) Companies audited by other independent auditors.

9. FIXED ASSETS

	Consolidated 2001	2000
Land and building	910,665	900,717
Other fixed assets	1,028,177	1,061,312
Accumulated depreciation	(700,314)	(737,695)
Total, net	**1,238,528**	**1,224,334**

10. DEPOSITS

	2001		2000 (Consolidated)	
	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Demand deposits	2,402,937	-	2,391,979	-
Savings deposits	4,733,743	-	3,706,062	-
Interbank deposits	152,114	6,099	198,213	783
Time deposits	6,366,879	5,260,918	4,873,749	2,179,579
Total	**13,655,673**	**5,267,017**	**11,170,003**	**2,180,362**

11. RESOURCES FROM SECURITIES ISSUED

Resources from securities issued are represented by mortgage notes and debentures issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the savings deposits index, plus average interest of 10.20% per annum, and are payable up to September 12, 2003.

(b) *Euronotes*

Maturity [1]	Currency	Consolidated 2001	2000
Less than 3 months	US$	118,202	30,551
	EUR	6,382	93
		124,584	**30,644**
From 3 to 12 months	US$	901,661	840,744
	EUR	68,729	208,089
	ITL	3,054	3,377
		973,444	**1,052,210**
From 1 to 3 years	US$	631,919	541,668
	ITL	215,749	197,207
		847,668	**738,875**
From 3 to 5 years	US$	**3,831**	**217,715**
From 5 to 15 years	US$	**18,459**	**15,467**
Total		**1,967,986**	**2,054,911**

[1] The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at December 31, 2001 was 7.92% per annum in Consolidated.

(c) *Commercial Paper* Programs

The commercial paper programs, in the amount of R$796,259 (2000 - R$813,137) in Consolidated are issued by Grand Cayman branch and are payable up to July 11, 2005 with interest rates between 1.87% and 3.50% per annun.

(d) The other issues totaled R$54,959 (2000 - R$59,698) in Consolidated with maturities up to July 11, 2005 and an average interest rate of 8.30% per annum.

12. BORROWINGS AND ONLENDING IN BRAZIL – GOVERNMENTAL AGENCIES

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil - governmental agencies are payable up to 2018, with interest rates established by operational polices of BNDES (National Bank for Economic and Social Development).

13. OTHER LIABILITIES

	2001		2000 (Consolidated)	
	Current liabilities	Long-term liabilities	Current liabilities	Long-term liabilities
Collection of taxes and other contributions	24,745	-	25,546	-
Foreign exchange portfolio	541,579	-	1,163,954	3,422
Social and statutory	311,482	-	222,541	-
Taxes and social security	391,245	880,531	397,836	755,787
Negotiation and intermediation of securities	239,715	40,100	431,487	16,326
Accounts payable for purchase of assets	170,092	73,210	127,357	127,023
Technical provision for insurance, capitalization and retirement plans	2,342,314	-	2,100,532	-
Sundry	2,422,436	643,416	2,256,845	763,676
Total	***6,443,608***	***1,637,257***	***6,726,098***	***1,666,234***

The foreign exchange portfolio includes R$288,685 (2000 - R$751,331) of unsettled exchange sales and R$248,022 (2000 – R$411,433) of obligations for exchange purchased net of advances on exchange contracts.

"Other liabilities - accounts payable for purchase of assets", refer mainly to the obligation assumed through the acquisition of Nacional's customer portfolio, in the amount of R$140,543 (2000 - R$254,380).

"Other liabilities - sundry, includes, basically, provisions for personnel and administrative expenses in the amount of R$188,979 (2000 - R$185,378), provision for labor and civil litigations in the amount of R$601,490 (2000 - R$584,707) and payments to be made to accredited establishments of Cartão Unibanco, Credicard and Fininvest in the amount of R$1,543,440 (2000 - R$1,503,317).

Other liabilities in the parent company refer to dividends payable in the amount of R$99,655 (2000 - R$76,823).

14. FISCAL, EMPLOYEE AND CIVIL LITIGATIONS

Unibanco Holdings is defendants in tax litigations actions and Unibanco - Unibanco de Bancos Brasileiros S.A. and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco Holdings and Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision in 2000 and 2001 were as follows:

	Parent Company		Unibanco Consolidated	
	2001	2000	2001	2000
Balance, beginning of year	**6,571**	**-**	**1,310,288**	**876,599**
Provisions for acquired companies	-	-	-	372,185
Prior year adjustments	-	2,687	-	2,687
Provision charged	997	3,884	364,319	385,524
Payments	-	-	(164,476)	(159,194)
Reversal of provisions no longer required (Note 23e)	-	-	(30,779)	(167,513)
Balance, end of year	**7,568**	**6,571**	**1,479,352**	**1,310,288**

(a) Tax litigation

Unibanco Holdings and Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

Unibanco and its subsidiaries filed other actions and claims on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes related claims

Shareholders' claims. Certain former minority shareholders of Bandeirantes have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

Tax and general litigation. There are also several lawsuits in which Bandeirantes is a party in the normal course of business. Management believes that an unfavorable outcome in any or all of the lawsuits will not have a material adverse effect on the business of Bandeirantes, since the amounts are fully recorded, being included in the Unibanco Consolidated balances.

15. STOCKHOLDERS' EQUITY (PARENT COMPANY)

(a) Capital

Subscribed and paid in capital comprises shares without par value, as follows:

			2001	2000
	Outstanding shares	Treasury stock	Total	Total
Common	37,138,435,873	-	37,138,435,873	37,138,435,873
Preferred class A	3,843,541,338	-	3,843,541,338	3,843,541,338
Preferred class B	42,426,351,836	922,147,249	43,348,499,085	43,115,835,701
Total	**83,408,329,047**	**922,147,249**	**84,330,476,296**	**84,097,812,912**

Preferred shares class "A" have no voting rights, that have priority in the reimbursement of capital without premium in the case of the capital liquidation, up to the amount of capital stock represented by such preferred shares. Preferred shares class "A" have a dividend 10% per annum greater per share than ordinary shares and participate in equal conditions with common shares in capital increase from monetary restatements of reserves and income. Preferred shares class "B" have no voting rights that: (i) are entitled to receive a semi-annual minimum dividend of R$0.15 per thousand shares; (ii) have priority in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iii) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal to the minimum R$0.15 per thousand shares.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 *Units*, and is traded in the international market.

In connection with the acquisition of Banco Bandeirantes S.A. (Note 8) the Special Shareholders Meeting held on December 28, 2000 approved the capital increase from R$1,426,229 to R$1,832,256 through the issuance of 10,471,843,587 book - entry shares without par value comprising 3,713,843,587 common shares and 6,758,000,000 class "B" preferred shares.

Through the payment of the capital increase, the Company received shares of Caixa Brasil Associação S.A. which had 7.462% interest in Unibanco, representing an indirect additional interest of Unibanco Holdings S.A. in Unibanco and the constitution of a Premium on subscription of stock reserve in an amount of R$229,224.

On October 31, 2001 the Extraordinary Shareholders Meeting approved:

(i) the "Spin-off and Up-stream Merger Enrollment of Notice of Purposes", signed on October 15, 2001 between Holdings, Unibanco and Banco Bandeirantes de Investimentos S.A. (BBI) and related "Amendment to the Enrollment", whereby the spin-off of BBI was decided with incorporation of the equity of BBI part by Unibanco and part by Holdings, with the consequent extinguishments of BBI. The equity incorporated by Holdings, resulted in a capital increase of R$31,194, represented by 637,272,727 preferred share class "B", without par value.

The assets merged from BBI to Unibanco Holdings were: marketable securities of R$2,380; Other credits of R$3,659, and investments of R$25,155.

(ii) the elimination of the reciprocal participation between Unibanco Holdings and Unibanco, by means of it exchanges of part of the spin-off assets of BBI by the 404,609,343 class B preferences shares, in the amount of R$19,806, issued in favour of Unibanco, and subsequent cancellation of the same ones.

(b) Dividends and interest on own capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

On July 23, 2001, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001, in the total amount of R$88,081, representing R$1.0426 per 1,000 common shares and R$1.1469 per 1,000 preferred shares class "A", R$1.0426 per 1,000 preferred share class "B". The payment of the dividends was made as from July 31, 2001.

For each *Unit* there were dividends of R$2.1831 per 1,000 of *Units* attributed, R$1.0426 from Unibanco Holdings and R$1.1405 from Unibanco.

For each GDS there were dividends of R$1.09155 attributed.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$99,655 representing R$1.1893 per 1,000 common shares and R$1.3082 per 1,000 preferred shares. class "A", R$1.1893 per thousand preferred shares class "B". The payment of the dividends was made as from January 31, 2002.

For each *Unit* there were dividends of R$2.4874 per 1,000 of *Units* attributed, R$1.1893 from Unibanco Holdings and R$1.2981 from Unibanco.

For each GDS there were dividends of R$1.2437 attributed.

Calculation of the dividends	2001	2000
Net income for the year	573,503	433,906
Less: Legal reserve (5%)	28,675	21,696
Prior years adjustments	2,498	9,780
Calculation basis	**542,330**	**402,430**
Interest on own capital paid as from July 31, 2000 *(gross amount R$81,855)*	-	69,577
Dividends paid as from January 31, 2001	-	76,823
Dividends paid as from July 31, 2001	88,081	-
Dividends paid as from January 31, 2002	99,655	-
Total of dividends and interest on own capital	**187,736**	**146,400**
% Distributed	34.62	36.38

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

(i) Through the "Share Exchange Agreement" signed on August 31, 2001, Unibanco assigned and transferred to Unibanco Holdings 24,397,249 Class B preferred shares issued by Holdings and acquired through a prior repurchase program in the form of *Units*, and Unibanco Holdings assigned and transferred to Unibanco the same quantity of preferred shares issued by Unibanco. The shares exchanged were recorded in Unibanco and in Unibanco Holdings as treasury stocks.

(ii) The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on September 20, 2001 authorized, for a period of three months, the acquisition at market prices of up to 220,948,544 Unibanco's common shares, 4,597,425,824 Unibanco's preferred shares, and 4,236,225,772 Unibanco Holdings' Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. The acquisition can be made through the acquisition of shares, *Units* or GDS.

On December 27, 2001, through the meting of the Board of Directors, the buy-back program was renewed with the following limits: up to 257,364,326 Unibanco's common shares and up to 3,177,019,267 Unibanco's preferred shares, and up to 3,438,618,826 Unibanco Holdings' class "B" preferred shares.

Up to December 31, 2001, 153,200,000 Unibanco's preferred shares 46,500,000 Units and 1,702,500 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through of "Share Exchange Agreement", Unibanco assigned and transferred to Unibanco Holdings 897,750,000 Class B preferred shares issued by Unibanco Holdings, acquired in the form of *Units* and GDS and Unibanco Holdings assigned and transferred to Unibanco 897,750,000 preferred shares issued by Unibanco. Therefore, *Unibanco Holdings recorded 897,750,000 preferred shares, at an average price of R$43.15, as treasury stocks.*

(iii) The market value of treasury stocks at December 31, 2001, based on *Units* price at December 28, 2001 in the São Paulo Stock Exchange was R$46,559.

(e) Earnings per share

Earnings per 1,000 shares for the year ended December 31, 2001 are R$6.83, considering the average outstanding shares in the period, or R$6.88, considering the outstanding shares as of December 31, 2001.

Earnings per 1,000 shares, presented in the Income Statement for the year ended December 31, 2000 were calculated excluding shares issued on December 27 and 28, 2000.

16. INCOME TAX AND SOCIAL CONTRIBUTION

(a) Deferred tax assets

	Parent Company		Consolidated	
	2001	2000	2001	2000
Provisions not currently deductible, mainly allowance for loan losses	1,522	1,495	1,311,486	588,573
Tax benefit on reorganization of insurance holdings	-	-	29,817	45,862
Tax loss and negative basis of social contribution Carry-forward	211	-	345,792	160,369
Deferred tax related to the change in criteria for calculating allowance for loan losses	-	-	-	11,952
Balance of acquired companies	10	-	4,418	564,999
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	-	(141,550)	(69,333)
Net deferred tax assets	**1,743**	**1,495**	**1,549,963**	**1,302,422**
Total assets	**1,743**	**1,495**	**1,556,307**	**1,371,755**
Total liabilities	-	-	**6,344**	**69,333**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized in 2001 were R$130,243 (2000 - R$231,048) Consolidated.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 5 years in the Consolidated.

(b) Income tax and social contribution income (expenses)

	Parent Company		Consolidated	
	2001	2000	2001	2000
Income before income tax and social contribution, net of profit sharing	573,265	434,009	1,079,343	1,033,340
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(194,910)	(147,563)	(366,977)	(351,336)
Adjustments to derive effective tax rate:				
Equity in the results of subsidiary and associated companies	195,069	148,866	2,576	1,257
Exchange gain on foreign branches and subsidiary companies	-	-	95,849	50,930
Exempt foreign subsidiaries source income	-	-	90,420	41,858
Interest on own capital paid	-	27,831	6,411	62,801
Interest on own capital received	-	(30,516)	-	-
Deferred tax assets from prior years recognized in this year (not recognized)	79	672	135,752	(106,002)
Effect of change in social contribution rate from 12% to 9%	-	-	-	(636)
Effect of change in rates on deferred social contribution	-	-	-	(3,673)
Permanent differences (net)	-	607	24,543	80,271
Income tax and social contribution for the year	**238**	**(103)**	**(11,426)**	**(224,530)**

17. COMMITMENTS AND GUARANTEES

	Consolidated	
	2001	2000
Co-obligation and risks for guarantees provided	4,156,772	3,729,212
Assets under management (mainly mutual investment funds)	20,397,669	20,466,831
Lease commitments	42,279	45,660

18. RELATED PARTY TRANSACTIONS

	2001	2000
Assets		
Cash and due from banks	8	1
Marketable securities	9,113	6,589
Income receivable	99,659	77,038
Other credits	-	-
Liabilities		
Social and statutory	99,655	76,823
Other liabilities	-	-
Revenues		
Other operating income	1,226	401
Expenses		
Other administrative expenses	21	-

19. FINANCIAL INSTRUMENTS

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by Unibanco Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to market values at December 31, 2001 are as follows:

	Unibanco Consolidated	
	Book value	Market value
Assets		
Interbank investments	4,697,758	4,700,856
Marketable securities	15,354,838	15,517,787
Lending operations	21,500,427	21,433,033
Derivatives, net	259,914	253,098
Liabilities		
Deposits	18,922,690	18,926,699
Resources from securities issued	3,297,074	3,326,898
Treasury stocks	39,757	46,559

The market value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The market value of interbank deposits, lending operations, and deposits (except for demand and saving deposits), was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The market value of resources from securities issued abroad was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar operations.

The market value of treasury stocks was based on *Units* price at December 31, 2001 in the São Paulo Stock Exchange.

The market value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

(b) The current notional values of off-balance sheet financial instruments at December 31 are as follows:

	Unibanco Consolidated			
	2001		2000	
	Current notional value	Net exposure	Current notional value	Net exposure
Futures contracts				
Purchase commitments				
Currencies	1,136,419	-	264,465	264,465
Interest rates	13,736	-	877,904	-
Exchange coupon	2,186,338	-	400,712	-
Sale commitments				
Currencies	2,084,051	947,632	-	-
Interest rates	3,494,634	3,480,898	2,597,471	1,719,567
Exchange coupon	2,720,247	533,909	1,425,440	1,024,728
Term contracts				
Assets position				
Interest rates	1,814,883	-	1,976,982	-
Liabilities position				
Interest rates	1,845,397	30,514	1,988,553	11,571
***Swap* contracts**				
Assets position				
Currencies	773,282	-	1,199,572	-
Interbank interest rate	6,561,377	4,430,885	21,357,618	3,487,620
Fixed interest rate	1,406,441	-	16,963,052	-
Other	1,946,830	1,008,791	1,408,287	271,603
Liabilities position				
Currencies	3,968,925	3,195,643	2,989,455	1,789,883
Interbank interest rate	2,130,492	-	17,869,998	-
Fixed interest rate	3,360,046	1,953,605	19,011,165	2,048,113
Other	938,039	-	1,136,684	-
Option contracts				
Purchase commitments				
Currencies	-	-	19,300	19,300
Shares	1,375	1,375	1,174	-
Sale commitments				
Shares	-	-	104,270	103,096

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet financial instruments.

The amounts of term contracts payable are R$30,514 (2000 - R$11,571) in Consolidated and are recorded in "Other liabilities - Negotiation and intermediation of securities".

The amounts of receivables under the swap contracts are R$444,743 (2000 - R$275,715) in Consolidated and the amounts of payables are R$154,315 (2000 - R$354,488) in Consolidated and are recorded in "Other receivables" and "Other liabilities", respectively, in "Negotiation and intermediation of securities."

The premiums paid to acquire option contracts totaled in 2000 - R$1,041 in Consolidated and are recorded in "Marketable securities - Option premiums".

The premiums received from written swap option contracts totaled in 2001 - R$40 in Consolidated, and are recorded in "Other liabilities - Negotiation and intermediation of securities".

(c) Financial instruments recorded in off-balance sheet memorandum accounts have maturity terms as follows:

	Unibanco Consolidated	
	2001	2000
Futures contracts		
Up to 90 days	5,945,831	3,089,923
Between 91 days and 180 days	1,705,688	1,065,500
Between 181 days and 360 days	3,553,988	1,071,140
More than 1 year	414,429	339,429
Term contracts		
Up to 90 days	250,424	-
Between 91 days and 180 days	360,700	-
Between 181 days and 360 days	202,634	1,782,092
More than 1 year	905,476	191,278
***Swap* contracts**		
Up to 90 days	3,207,599	15,546,483
Between 91 days and 180 days	2,566,151	21,765,998
Between 181 days and 360 days	3,006,184	3,457,947
More than 1 year	3,071,051	944,305
Option contracts		
Up to 90 days	-	19,300
Between 181 days and 360 days	-	104,270
More than 1 year	1,375	1,174

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the movements in market conditions could influence written options.

20. STATEMENT OF CASH FLOW

		2001
	Parent Company	Consolidated
Operating activities		
Net income	573,503	573,503
Provision for devaluation on marketable securities	-	22,880
Provision for loan losses	-	1,649,727
Technical provisions for insurance, capitalization and retirement plans	-	530,445
Deferred tax assets	(238)	(243,134)
Reversal of foreclosed assets provision	-	(23,863)
Loss on sale of foreclosed assets and fixed assets	-	48,072
Amortization of goodwill (negative goodwill) on subsidiaries acquired	-	75,751
Equity in results of subsidiary and associated companies	(573,732)	(7,575)
Gain on sale of investment	-	(8,551)
Provision for losses on investments	-	4,238
Depreciation and amortization	-	312,134
Minority interest	-	494,414
Changes in assets and liabilities		
Decrease in interbank investments	-	2,438,935
Increase in marketable securities	(146)	(2,467,219)
Increase in Central Bank compulsory deposits	-	(99,243)
Net change in interbank and interdepartmental accounts	-	(148,278)
Increase in lending operations	-	(6,028,986)
Decrease in leasing operations	-	152,173
Increase in leased assets (operating leasing)	-	(2,055)
Decrease in other credits and other assets	4,735	980,336
Decrease in other liabilities	(703)	(779,834)
Decrease in deferred income	-	(13,017)
Net cash provided by (used in) operating activities	**3,419**	**(2,539,147)**

	2001	
	Parent Company	Consolidated
Investing activities		
Purchase of/ investments capital increases in subsidiary and associated companies	(4,798)	-
Dividends and interest on own capital received	165,774	-
Proceeds from sale of foreclosed assets	-	89,584
Purchase of/ investments capital increases in subsidiary and associated companies	-	(14,667)
Goodwill on acquisition of subsidiary and associated companies	-	(100,522)
Purchase of other investments	-	(37,868)
Proceeds from sale / capital decreases of subsidiary and associated companies	-	37,096
Proceeds from sale of other investments	-	4,157
Purchase of fixed assets	-	(270,417)
Proceeds from sale of fixed assets	-	90,576
Deferred charges	-	(323,607)
Minority interest	-	(165,968)
Net cash provided by (used in) investing activities	**160,976**	**(691,636)**
Financing activities		
Increase in deposits	-	5,572,325
Decrease in securities sold under repurchase agreements	-	(2,128,961)
Decrease in resources from securities issued	-	(1,131,342)
Increase in borrowings and onlending in Brazil - Governmental agencies	517	1,588,270
Purchased of treasury stocks	-	(39,757)
Dividends paid	(164,904)	(164,904)
Net cash provided by (used in) financing activities	**(164,387)**	**3,695,631**
Net increase in cash and due from banks	**8**	**464,848**
Cash and due from banks at the beginning of the year	1	528,392
Cash and due from banks at the end of the year	9	993,240
Net increase in cash and due from banks	**8**	**464,848**

21. SUBSIDIARY COMPANIES INFORMATION

(a) The balance sheets[1] at December 31, of the most important financial entities and their subsidiaries in Brazil are as follow:

	2001		2000	
	Bandeirantes and subsidiary companies	Dibens and subsidiary companies	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets				
Current and long-term assets	**1,299,736**	**1,759,552**	**4,021,941**	**1,093,088**
Cash and due from banks	146	3,231	122,353	2,203
Interbank investments	40,700	4,348	420,167	203
Marketable securities	364,124	493,600	498,366	205,228
Interbank and interdepartmental accounts	15,040	3,842	314,637	3,813
Lending and leasing operations	-	1,051,396	1,477,105	718,087
Other credits and other assets	879,726	203,135	1,189,313	163,554
Permanent assets	**122,521**	**48,091**	**275,430**	**42,831**
Total	**1,422,257**	**1,807,643**	**4,297,371**	**1,135,919**
Liabilities				
Current and long-term liabilities	**973,189**	**1,665,249**	**4,032,016**	**1,009,661**
Deposits	395,942	822,416	2,380,911	449,355
Securities sold under repurchase agreements	-	258,865	6,992	126,425
Resources from securities issued	236,459	321,586	261,526	271,067
Interbank and interdepartmental accounts	4	37,180	59,005	10,628
Borrowings and onlending in Brazil - Governmental agencies	3,127	125,317	599,933	90,686
Other liabilities	337,657	99,885	723,649	61,500
Deferred income	**-**	**-**	**1,240**	**15**
Minority interest	**983**	**1**	**22,434**	**1**
Stockholders' equity	**448,085**	**142,393**	**241,681**	**126,242**
Total	**1,422,257**	**1,807,643**	**4,297,371**	**1,135,919**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(b) The combined balance sheet[1] at December 31, 2001 of the foreign branches and subsidiaries, is summarized below and includes principally the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., Unicorp Bank & Trust (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

	2001	2000
Assets		
Current and long-term assets	**9,939,425**	**7,977,114**
Cash and due from banks	115,604	82,383
Interbank investments	1,365,244	563,698
Marketable securities	5,714,818	4,925,254
Interbank accounts	57,520	42,582
Lending and leasing operations	2,528,003	2,133,926
Other credits and other assets	158,236	229,271
Permanent assets	**21,532**	**19,464**
Total	**9,960,957**	**7,996,578**

	2001	2000
Liabilities		
Current and long-term liabilities	**7,607,474**	**6,268,833**
Deposits	1,679,440	1,113,112
Securities sold under repurchase agreements	506,445	498,402
Resources from securities issued	2,486,893	2,587,429
Interbank accounts	6,747	3,809
Borrowings	2,834,047	1,996,913
Other liabilities	93,902	69,168
Deferred income	**6,940**	**9,866**
Minority interest	**38,625**	**31,476**
Stockholders' equity	**2,307,918**	**1,686,403**
Total	**9,960,957**	**7,996,578**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(c) The combined balance sheet(1) at December 31, 2001 of the insurance, private pension and retirement plans is summarized below (Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Previdência S.A. and Unibanco Companhia de Capitalização):

	2001	2000
Assets		
Current and long-term assets	**3,702,997**	**3,139,605**
Cash and due from banks	9,395	9,069
Marketable securities	3,009,744	2,520,705
Other credits and other assets	683,858	609,831
Permanent assets	**386,256**	**396,664**
Total	**4,089,253**	**3,536,269**
Liabilities		
Current and long-term liabilities	**2,825,334**	**2,473,683**
Borrowings	-	983
Other liabilities	482,744	372,168
Technical provisions for insurance, capitalization and retirement plans	2,342,590	2,100,532
Minority interest	**417**	**1,102**
Stockholders' equity	**1,263,502**	**1,061,484**
Total	**4,089,253**	**3,536,269**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(d) The combined balance sheet(1) at December 31, 2001 of the credit card companies, including the jointly controlled companies, is summarized below: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais (33.333%) and Redecard S.A. (31.943%):

	2001	2000
Assets		
Current and long-term assets	**2,596,853**	**2,163,721**
Cash and due from banks	10,350	33,998
Interbank investments	8,181	-
Marketable securities	373,152	184,003
Interbank and interdepartmental accounts	13,265	-
Lending operations	1,616,336	1,421,497
Other credits and other assets	575,569	524,223
Permanent assets	**286,739**	**163,343**
Total	**2,883,592**	**2,327,064**
Liabilities		
Current and long-term liabilities	**2,463,237**	**1,987,843**
Deposits	419,818	-
Borrowings	149,960	228,408
Resources from securities issued	239,045	-
Interbank and interdepartmental accounts	247	-
Other liabilities	1,654,167	1,759,435
Deferred income	**-**	**15,084**
Stockholders' equity	**420,355**	**324,137**
Total	**2,883,592**	**2,327,064**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

(e) The balance sheet[1] at December 31, 2001 of the companies which carry out consumer credit operation, is summarized below and includes principally the accounts of Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and FMX S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

	2001	2000
Assets		
Current and long-term assets	**2,336,956**	**1,465,198**
Cash and due from banks	4,032	7,573
Interbank investments	229,938	182,682
Marketable securities	202,445	36,408
Interbank accounts	7,668	-
Lending operations	1,644,587	1,098,390
Other credits and other assets	248,286	140,145
Permanent assets	**134,378**	**62,640**
Total	**2,471,334**	**1,527,838**
Liabilities		
Current and long-term liabilities	**2,219,705**	**1,348,874**
Deposits	1,543,083	957,513
Interbank accounts	135	-
Borrowings	152,459	28,865
Other liabilities	524,028	362,496
Deferred income	**98**	**15,084**
Minority interest	**98**	**476**
Stockholders' equity	**251,433**	**163,404**
Total	**2,471,334**	**1,527,838**

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

22. EMPLOYEES BENEFITS

Resolution 371/2000, issued by the Brazilian Securities and Exchange Commission (CVM), approved a new regulation prepared jointly by the IBRACON - Brazilian Institute of Independent Auditors and the CVM, which must be followed by public companies in recording employee benefits. The adoption of the new regulation, did not produce impacts on Unibanco's and on Unibanco Consolidated financial position. The main benefits given by Unibanco to its employees are:

(a) Free Benefits Generation Program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management - Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9% and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo - Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

In 2001, the contribution was R$2,521 (2000 - R$2,679) in Consolidated.

(b) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 2001, there was no stock option to be exercised.

23. OTHER INFORMATION

(a) Assets leased to third parties from consolidated companies, in the amount of R$1,634,630 (2000 - R$2,052,517), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,248,023 (2000 - R$1,614,338), the residual value received in advance from these lessees amounts to R$924,439 (2000 - R$1,224,336).

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2001, the insurance coverage on properties and other assets in use totaled R$1,056,804 (2000 - R$841,366) in Consolidated.

(c) "Non-operating income, net" in 2000 in Unibanco and Unibanco Consolidated included substantially R$188,444 of gain obtained from the association which out sourced Unibanco's telecommunications network; R$95,377 gain on sale of the total interest in Quatro/A Telemarketing & Centrais de Atendimento S.A.; R$26,614 gain on exchange of investment in Zip.net S.A. with PT Multimedia - Serviços de Telecomunicações e Multimedia, SGPS, S.A. and R$7,213 gain on the sale of 30% interest in Volkswagen Leasing S.A. - Arrendamento Mercantil.

(d) Assets leased from third parties are being amortized through 2004. Expenses incurred on leasing operations totaled R$52,804 (2000 - R$43,933) in Consolidated. If the leasing agreements were recorded as financing purchase, the leased assets at original cost, restated and depreciated would be R$41,307 (2000 - R$23,829) and the debt recorded as liabilities would be R$42,379 (2000 - R$49,016) in Consolidated.

(e) "Other operating income" totaled R$401,431 (2000 - R$399,092) in Consolidated and includes, mainly, foreign branches and subsidiary companies exchange rate variation, in the net amount of R$203,954 (2000 - R$141,209) in Consolidated, interest on judicial deposits in the amount of R$42,879 (2000 - R$22,935) in Consolidated and tax contingencies reversals in the amount of R$30,779 (2000 - R$167,513), in Consolidated based on the favorable opinion of legal counsel.

(f) "Other operating expenses" totaled R$515,109 (2000 - R$375,489) in Consolidated and includes, mainly, provisions for contingencies involving legal actions brought against the Bank, principally labor claims, in the amount of R$180,620 (2000 - R$178,955) in Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$84,702 in Consolidated.

24. CHANGE IN CLASSIFICATION AND VALUATION OF MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

The Brazilian Central Bank established new rules to record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

(i) Marketable securities

According to the Brazilian Central Bank Circular 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading securities; b) securities available for sale; and c) securities held to maturity.

Securities classified as trading and available for sale must be carried at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, if related to trading securities or as a specific component of stockholders' equity, net of applicable taxes, if related to securities available for sale. Securities held to maturity must be recorded at acquisition cost, plus accrued interest, which will be recorded in revenue for the period.

(ii) Derivative financial instruments

According to the Brazilian Central Bank Circular 3,082 issued on January 30, 2002, the derivative financial instruments must be recorded at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

The derivative financial instruments must be classified as: a) market risk hedge, and b) cash flow hedge. The derivative financial instruments designated as hedge, and the respective item subject to the hedge, must be adjusted at their fair value and the unrealized gain or loss must be recorded as revenue or expense for the period, if designated as market risk hedge, and in a specific component of stockholders' equity, net of applicable taxes, if designated as cash flow hedge.

The management is presently assessing the impact of the application of these new criteria on financial position of Unibanco.

The Brazilian Securities and Exchange Commission (CVM) has considered that the new accounting criteria to record and valuate marketable securities and derivative financial instruments established by the Brazilian Central Bank are harmonized with the best international accounting practices, being therefore acceptable, and determined that the companies which invest or control financial institutions must maintain the procedures mentioned in its consolidated financial statements, as well as in the accounting of the investment based on the equity method.

INDEPENDENT AUDITORS' REPORT

To The Stockholders and Board of Directors of
Unibanco Holdings S.A.
São Paulo - SP

1. We have audited the balance sheets (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries as of December 31, 2001, and the related statements of income, changes in stockholders' equity (Parent Company), and changes in financial position for the six-month period and for the year then ended (all expressed in Brazilian reais). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in Brazil which included: (a) planning of the engagement, considering the materiality of the balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiaries; (b) examination, on a test basis, of the evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessment of the accounting principles used and significant estimates adopted by management of the Company and its subsidiaries, as well as the evaluation of the overall financial statement presentation.

3. The financial statements of the same consolidated subsidiaries for which the investment balances on the individual balance sheet of the respective parent company was approximately R$2,000,000 thousand and the equity in result was R$400,000 thousand, for the six-month period and for the year ended December 31, 2001, were audited by other independent auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts derived from these subsidiaries, is based solely on the reports of the other independent auditors.

4. In our opinion, based on our audits and the report of other independent auditors, the financial statements referred in Paragraph 1 present fairly, in all material respects, the financial position (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries as of December 31, 2001, and the results of their operations, changes in stockholders' equity (Parent Company) and changes in their financial position for the six-month period and for the year then ended, in conformity with accounting practices established by Brazilian Corporate Law and the Central Company of Brazil.

5. Additionally, we have audited the statement of cash flows (Parent Company and Consolidated) for the year ended December 31, 2001, presented in Note 20, applying the procedures described in Paragraph 2. This statement, not required by Brazilian Corporate Law, is designed to provide additional information. In our opinion, this statement presents fairly, in all material respects, the cash flows (Parent Company and Consolidated) of Unibanco Holdings S.A. and its subsidiaries for the year ended December 31, 2001, in conformity with Brazilian Accounting Practices.

6. The financial statements for the year ended December 31, 2000, presented for comparison purposes, were audited by other independent auditors whose report, dated February 13, 2001, expressed an unqualified opinion.

7. These financial statements have been translated into English solely for the convenience of the readers.

São Paulo, February 15, 2001

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC nº 2 SP 011,609/O-8

Deloitte Touche Tohmatsu

Ariovaldo Guello
Accountant
CRC nº 1 SP 070,483/O-4